Exhibit 99.1

Sean M. Connolly

President and Chief Executive Officer

                    , 2016

Dear Fellow ConAgra Stockholder:

We are pleased to inform you that ConAgra Foods, Inc.’s board of directors has approved a plan to pursue a separation of the company’s frozen potato products business from ConAgra Foods, Inc. through a spinoff of its frozen potato products business. The frozen potato products business will be transferred to Lamb Weston Holdings, Inc., or Lamb Weston, a newly created Delaware corporation, and its shares will be distributed as a dividend to stockholders of ConAgra Foods, Inc. on                     , 2016. At the time of the spinoff, we expect that Lamb Weston, a leading global producer, provider, and marketer of value-added frozen potato products, will have its common stock listed on the New York Stock Exchange under the symbol “LW.”

As a current stockholder of ConAgra Foods, Inc., you will receive              shares of Lamb Weston common stock for every              share[s] of ConAgra Foods, Inc. common stock that you own and hold as of the record date, as further described in the enclosed information statement. Stockholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Lamb Weston common stock.

Following completion of the spinoff, ConAgra Foods, Inc. will be renamed Conagra Brands, Inc., or Conagra Brands, and shares of Conagra Brands common stock will continue to trade on the New York Stock Exchange under the symbol “CAG.” Following completion of the spinoff, Conagra Brands will be comprised primarily of the operations currently reported as ConAgra Foods, Inc.’s Consumer Foods segment.

We invite you to learn more about Lamb Weston by reviewing the enclosed information statement, which describes the spinoff and Lamb Weston in detail and contains important information about Lamb Weston, including historical combined financial statements.

Thank you for your continued support of ConAgra Foods, Inc. and your future support of Lamb Weston.

Sincerely,

Sean M. Connolly

President and Chief Executive Officer

Enclosure

ConAgra Foods, Inc.

222 W. Merchandise Mart Plaza, Suite 1300

Chicago, IL 60654

United States

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion, dated July 13, 2016

INFORMATION STATEMENT

Lamb Weston

Shares of Common Stock

ConAgra Foods, Inc., or ConAgra, is sending this information statement to its stockholders in connection with the distribution by ConAgra of all the outstanding shares of Lamb Weston common stock to holders of ConAgra’s common stock. As of the date of this information statement, ConAgra owns all of Lamb Weston’s outstanding common stock.

On November 17, 2015, ConAgra’s board of directors approved a plan to pursue a separation of its frozen potato products business from ConAgra through a spinoff, which will result in the distribution of 100% of ConAgra’s interest in Lamb Weston to holders of ConAgra’s common stock. Holders of ConAgra’s common stock will be entitled to receive              shares of Lamb Weston common stock for every              share[s] of ConAgra common stock owned as of 5:00 p.m., New York City time, on the record date,                     , 2016. The distribution date for the spinoff will be                     , 2016. Immediately after the distribution is completed, Lamb Weston will be an independent, publicly traded company. ConAgra expects that, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, in connection with the distribution, except to the extent of any cash you receive in lieu of fractional shares.

You will not be required to pay any cash or other consideration for the Lamb Weston common stock that will be distributed to you or to surrender or exchange your ConAgra common stock to receive Lamb Weston common stock in the spinoff. The distribution will not affect the number of shares of ConAgra common stock that you hold. No approval by ConAgra stockholders of the spinoff is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

As discussed under “The Spinoff—Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution,” if you sell your ConAgra common stock in the “regular way” market after the record date and before or on the distribution date, you will be selling your right to receive Lamb Weston common stock in connection with the spinoff. You are encouraged to consult with your financial advisor regarding the specific implications of selling your ConAgra common stock before or on the distribution date.

There is no current trading market for Lamb Weston common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for Lamb Weston common stock will begin prior to the distribution date on or about                     , 2016, and we expect that “regular way” trading of Lamb Weston common stock will begin the first day of trading after the distribution date. We will apply to list Lamb Weston common stock on the New York Stock Exchange under the symbol “LW.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 13 of this information statement.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

ConAgra first mailed this information statement to its stockholders on or about                     , 2016.

The date of this information statement is                     , 2016.

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Unless we otherwise state or the context otherwise indicates, all references in this information statement to “Lamb Weston,” “us,” “our,” or “we” mean Lamb Weston and its subsidiaries, and all references to “ConAgra” mean ConAgra Foods, Inc. and its subsidiaries, other than, for all periods following the spinoff, Lamb Weston.

The transaction in which Lamb Weston will be separated from ConAgra and become an independent, publicly traded company is referred to in this information statement alternatively as the “distribution” or the “spinoff.”

This information statement is being sent solely to provide information to ConAgra stockholders who will receive Lamb Weston common stock in connection with the spinoff. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are so required by applicable securities laws.

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SUMMARY

The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning Lamb Weston or the spinoff transaction, including information that may be important to you. We urge you to read this entire document carefully, including “Risk Factors,” “Selected Historical Condensed Combined Financial Data” and “Unaudited Pro Forma Combined Financial Data” and the combined financial statements and the notes to those financial statements included elsewhere in this information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation of Lamb Weston from ConAgra and the related distribution of our common stock.

Lamb Weston

Lamb Weston is a leading global producer, provider, and marketer of value-added frozen potato products. We are the number one supplier of value-added frozen potato products in North America—the largest market for frozen potato products in the world. We are also a leading supplier of value-added frozen potato products internationally, with a strong and growing presence in high-growth emerging markets. We offer a broad product portfolio to a diverse channel and customer base in over 100 countries. French fries represent the majority of our valued-added frozen potato product portfolio, and are considered one of the world’s favorite foods.

The highly-experienced Lamb Weston team has deep expertise in processing potatoes into value-added products and delivering innovative customer solutions. As an independent public company, we will continue to focus on driving sustainable, profitable growth by offering innovative products and customer-centric solutions that leverage our advantaged manufacturing and processing footprint, while also maintaining a balanced capital allocation strategy.

In fiscal 2016, our net sales totaled                     , our net income attributable to Lamb Weston totaled                     , our adjusted EBITDA totaled                      and we generated cash from operations of              . For a reconciliation of adjusted EBITDA to its most directly comparable financial measure under U.S. generally accepted accounting principles, or U.S. GAAP, and the reasons why we believe the presentation of adjusted EBITDA is useful to investors, see “Selected Historical Condensed Combined Financial Data.”

Key Business Strengths

We believe the frozen potato category is highly attractive, and we have several business strategies that differentiate us from our competitors and contribute to our ongoing success:

We are a leader in the highly-attractive global value-added frozen potato category, which enjoys favorable domestic and international business dynamics

The frozen potato category is attractive domestically, with significant scale and strong growth opportunities. According to the U.S. Department of Agriculture, or USDA, Economic Research Service, more than 50% of 2015 domestic food spending occurred away-from-home. At the same time, French fries are widely available on restaurant menus, with over 60% of restaurants in the United States featuring French fries. The United States represents the largest portion of global frozen potato sales, accounting for approximately 35% of global volume in 2015.

Internationally, the opportunity to expand consumption of frozen potato products is significant. According to Euromonitor, by 2020 the sale of frozen processed potatoes is forecasted to grow by 2.7 billion pounds, representing a 2% compound annual growth rate, or CAGR, overall. Global unit expansion by quick service restaurants, coupled with growing out-of-home food consumption by the emerging middle class and increasing per-capita consumption of value-added potatoes contribute to the growth opportunity in our product categories. Industry-wide, the export volume of frozen potato products to South America, Russia, the Middle East and China has grown at high single or double digits in recent years.

As the number one producer in North America and with a strong and growing international presence, we are uniquely positioned to capture category growth.

As one of the few industry participants with national and global reach and capabilities, Lamb Weston is uniquely positioned to capitalize on the attractive growth prospects of the frozen potato category. Based on our estimates, Lamb Weston is the North American frozen potato category leader, providing a diverse portfolio of value-added frozen potato products. Outside of the United States, we believe we are the second largest supplier of frozen potato products, by volume, with a presence across over 100 countries and a strong position in high-growth emerging markets.

We intend to use a strong pipeline of strategic initiatives and strong customer relationships, combined with our acquisition and alliance expertise, to maintain our share leadership in North America, and capture increasing share in the highest-growth international markets. For example, we recently acquired a factory in Shangdu, Inner Mongolia, China, creating a platform that provides in-country production to further service the growing Asia market. In addition, we recently announced our participation in a joint venture in Russia, where frozen potato product volumes have grown at a compounded double digit rate in recent years.

We have strong, long-standing and collaborative customer relationships.

We benefit from strong relationships with a diverse set of customers. We sell our products across a variety of food channels, and have deep and long-tenured relationships with leading quick service and fast casual restaurants, global foodservice distributors and large grocery retailers. We have developed customer intimacy with our key accounts over time through a focus on world-class customer service and customer-focused innovation. We have also made investments in developing cutting-edge research and innovation capabilities that enable customer-focused solutions. We recently opened a state-of-the-art global research and innovation center in Richland, Washington to enhance these efforts.

Our integrated value delivery system provides scale and cost advantages.

Over our 50-year history as a potato processor, we have built an integrated value delivery system that provides us scale and cost advantages. First, we have positioned Lamb Weston to have access to high-quality potatoes on an annual basis. We have built long-term relationships with potato growers, developed deep agronomic expertise and, to a modest extent, vertically integrated our operations. Second, we have developed highly-efficient processing capabilities. Our potato processing facilities are located in regions that together account for approximately 90% of global potato production. This sourcing and production footprint provides access to cost-advantaged potatoes and an export-cost advantage to key international markets. In addition, we have continued to invest in our facilities. From fiscal 2014 to 2016, we completed significant strategic capital investments for capacity expansion that position Lamb Weston to capture both North American and international growth opportunities.

Our experienced management team has a proven track record of consistently delivering strong free cash flow conversion.

We have a deep bench of talented management, and have developed an organizational culture that values and has delivered a continuous improvement mindset. As a result, we have a successful track record of delivering top-line growth and attractive margins. In fiscal years 2016, 2015 and 2014, we delivered net sales, net income attributable to Lamb Weston and adjusted EBITDA as follows:

($ in millions)	Net Sales		Net Income Attributable to Lamb Weston		Adjusted EBITDA
2016	$		$		$
2015		$2,925.0		$268.3	$
2014		$2,815.2		$260.9	$

Our management team expects to continue to deliver topline growth and pursue margin expansion through cost reduction initiatives and productivity improvements. Upon our separation from ConAgra, we believe we will be able to generate attractive long-term stockholder value by utilizing cash flow generation to support our growth initiatives, reduce indebtedness, and return capital to stockholders.

Key Business Strategies

We are pursuing the following strategies to achieve sustainable, profitable growth:

Expand our market-leading position in value-added frozen potato products in North America.

We are focused on expanding and enhancing our relationships with our diverse North American customer base, in the restaurant, distributor/operator and retail channels. We intend to continue our focus on customer intimacy through research, innovation and service initiatives. We also expect to continue to invest in our advantaged sourcing, production and supply chain footprint.

Further optimize our global footprint and capabilities to capture emerging-market growth.

To capture the meaningful opportunities in the frozen potato category abroad, we plan to continue to invest in our growing export business. We also expect to augment our domestic sourcing and processing capacity in targeted international markets through a disciplined approach of acquisitions, joint ventures, and alliances. We also intend to enhance our international customer relationships through the continued development of value-added, market-appropriate solutions and products.

Domestically and abroad, drive growth through our customer partnerships.

We anticipate building on our 50-year history of partnerships with customers to support their North American and international growth plans. Customer-focused innovation will help us to develop new forms of premium, value-added potato products, expand menu offerings and occasions, and enhance preparation processes, taste and quality. We also expect to continue to distinguish Lamb Weston from the competition with superior end-to-end customer service.

Relentlessly pursue effectiveness and efficiency along our integrated value delivery system.

We expect to enhance the quality and yield of our potato inputs, and optimize our overall input costs, by maintaining an advantaged sourcing strategy and manufacturing footprint, and continuously improving our manufacturing efficiency. We will continue to optimize total delivered costs utilizing our global supply chain network.

Create value for stockholders through growth and balanced capital allocation.

Following the spinoff, we believe that our growth profile and strong free cash flow generation will enable us to deliver attractive long-term stockholder value and pursue a balanced approach to capital allocation. We intend to drive growth while also strengthening our balance sheet through debt reduction and returning capital to stockholders.

Other Information

Although the history of the Lamb Weston brand dates to 1950, Lamb Weston Holdings, Inc. was incorporated as a Delaware corporation on July 5, 2016 as a wholly owned subsidiary of ConAgra Foods. On November 18, 2015, ConAgra announced its plans to separate into two public companies, Lamb Weston and Conagra Brands. The transaction, expected to be structured as a spinoff of the Lamb Weston business to the shareholders of ConAgra, is expected to be tax free to ConAgra and its shareholders. Upon conclusion of the spinoff, our principal executive offices will be located at                      . Our telephone number is              . Our Web site address is lambweston.com. Information contained on, or connected to, our Web site or ConAgra’s Web site does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

Summary of the Spinoff

The following is a brief summary of the terms of the spinoff. Please see “The Spinoff” for a more detailed description of the matters described below.

Distributing company	ConAgra, which is the parent company of Lamb Weston. After the distribution, ConAgra will not retain any of Lamb Weston’s common stock.

Distributed company	Lamb Weston, which is currently a wholly owned subsidiary of ConAgra. After the distribution, Lamb Weston will be an independent, publicly traded company.

Shares to be distributed	Approximately million shares of Lamb Weston common stock. Our common stock to be distributed will constitute all of our outstanding common stock immediately after the spinoff.

Distribution ratio	Each holder of ConAgra common stock will receive shares of Lamb Weston common stock for every share[s] of ConAgra common stock owned by such holder on the record date.

Fractional shares	The transfer agent identified below will aggregate fractional shares into whole shares and sell them on behalf of stockholders in the open market, when, how and through which broker-dealers as determined in its sole discretion without any influence by ConAgra or us, at prevailing market prices and distribute the proceeds pro rata to each ConAgra stockholder who would otherwise have been entitled to receive a fractional share in the spinoff. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. The transfer agent is not an affiliate of ConAgra or us. See “The Spinoff—Treatment of Fractional Shares.”

Distribution procedures	On or about the distribution date, the distribution agent identified below will distribute our common stock by crediting those shares to book-entry accounts established by the transfer agent for persons who were stockholders of ConAgra as of 5:00 p.m., New York City time, on the record date. You will not be required to make any payment or surrender or exchange your ConAgra common stock or take any other action to receive our common stock. However, as discussed below, if you sell ConAgra common stock in the “regular way” market between the record date and the distribution date, you will be selling your right to receive the associated Lamb Weston common stock in the distribution. Registered stockholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial stockholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our common stock	Wells Fargo Shareowner Services.

Record date	5:00 p.m., New York City time, on , 2016.

Distribution date	, 2016

Trading before or on the distribution date	It is anticipated that, beginning shortly before the record date, ConAgra common stock will trade in two markets on the NYSE, a “regular way” market and an “ex-distribution” market. Investors will be able to purchase ConAgra common stock without the right to receive shares of Lamb Weston common stock in the ex-distribution market for ConAgra common stock. Any holder of ConAgra common stock who sells ConAgra common stock in the “regular way” market on or before the distribution date will be selling the right to receive shares of Lamb Weston common stock in the spinoff. You are encouraged to consult with your financial advisor regarding the specific implications of selling ConAgra common stock before or on the distribution date.

Assets and liabilities transferred to the distributed company	Before the distribution date, we and ConAgra will enter into a separation and distribution agreement that will contain key provisions relating to the separation of our business from ConAgra, the transfer of our business to Lamb Weston and the distribution of our common stock. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by ConAgra in the spinoff and describe when and how these transfers, assumptions and assignments will occur. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Separation and Distribution Agreement.”

Relationship with ConAgra after the spinoff

Before the distribution date, we and ConAgra will enter into several agreements to govern our relationship following the distribution, including a tax matters agreement, an employee matters agreement, a transition services agreement and other agreements governing ongoing commercial relationships, such as intellectual property arrangements and supply arrangements. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us.”

Indemnities	The separation and distribution agreement to be entered into in connection with the spinoff will provide for cross-indemnification between ConAgra and us. Please see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Separation and Distribution Agreement.” In addition, we will indemnify ConAgra under the tax matters agreement that we will enter into in connection with the spinoff for certain tax matters, including for actions taken by us that cause the spinoff to become taxable to ConAgra. Please see “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff” and “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement.”

Material U.S. federal income tax consequences	A condition to the closing of this spinoff is ConAgra’s receipt of an opinion of counsel to the effect that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra will qualify under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, as a transaction that is tax-free to ConAgra and to its stockholders. You should review the section entitled “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff” for a discussion of the material U.S. federal income tax consequences of the spinoff.

Conditions to the spinoff	We expect that the spinoff will be completed on , 2016, provided that the ConAgra board of directors, in its sole and absolute discretion, has determined that the conditions set forth under the caption “The Spinoff—Spinoff Conditions and Termination” have been satisfied.

Reasons for the spinoff	ConAgra’s board of directors and management believe that our separation from ConAgra will provide the following benefits: (i) enhanced management focus given the distinctiveness of our business from that of ConAgra’s branded food business; (ii) increased flexibility, agility and resources to capitalize on our long-term opportunities and growth strategies, which are different than those of ConAgra’s branded food business; (iii) a tailored capital structure and financial policy appropriate for our unique business profile; and (iv) the ability for investors to value the two companies based on their particular operational and financial characteristics and invest accordingly. For more information, see “The Spinoff—Reasons for the Spinoff.”

Stock exchange listing	Currently there is no public market for our common stock. We will apply for listing of our common stock on the NYSE under the symbol

“LW.” We anticipate that trading will commence on a “when-issued” basis approximately two trading days before the record date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. Generally, common shares may trade on the NYSE on a when-issued basis after they have been authorized but not yet formally issued, which is often initiated by the NYSE prior to the record date relating to the issuance of such common shares. When-issued transactions are settled after our common shares have been issued to ConAgra stockholders. On the first trading day following the distribution date, when-issued trading in respect of our common shares will end and regular way trading will begin. “Regular way” trading refers to trading after a security has been issued. We cannot predict the trading price for our common shares following the spinoff. In addition, following the spinoff, ConAgra common stock will remain outstanding and will continue to trade on the NYSE under the symbol “CAG.”

Dividend policy	We have not yet determined whether we will pay dividends on our common stock. Any determination to pay dividends on our common stock will be at the discretion of our board of directors and dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risk factors	You should review the risks relating to the spinoff, our industry and our business, and ownership of our common stock described in “Risk Factors.”

QUESTIONS AND ANSWERS ABOUT THE SPINOFF

Q:	What is the spinoff?

A:	The spinoff is the method by which Lamb Weston will separate from ConAgra. To complete the spinoff, ConAgra will distribute as a dividend to its stockholders all of the shares of Lamb Weston common stock that it owns. Following the spinoff, we will be an independent, publicly traded company, and ConAgra will not retain any ownership interest in us. You do not have to pay any consideration or give up any portion of your ConAgra common stock to receive our common stock in the spinoff.

Q:	What is the expected date for the completion of the spinoff?

A:	The completion and timing of the spinoff are dependent on a number of conditions, but if the conditions are timely met, we expect the spinoff to be completed on , 2016. See “The Spinoff—Spinoff Conditions and Termination.”

Q:	What are the reasons for and benefits of separating from ConAgra?

A:	ConAgra’s board of directors and management believe that our separation from ConAgra will provide the following benefits: (i) enhanced management focus given the distinctiveness of our business from that of ConAgra’s branded food business; (ii) increased flexibility, agility and resources to capitalize on our long-term opportunities and growth strategies, which are different than those of ConAgra’s branded food business; (iii) a tailored capital structure and financial policy appropriate for our unique business profile; and (iv) the ability for investors to value the two companies based on their particular operational and financial characteristics and invest accordingly. For more information, see “The Spinoff—Reasons for the Spinoff.”

Based on our audited combined financial statements included elsewhere in this information statement: for the fiscal years ended May 29, 2016, May 31, 2015 and May 25, 2014, Lamb Weston’s net sales as a percent of ConAgra’s total net sales was     %, 24.5% and 23.8%, respectively; total assets attributable to Lamb Weston as a percent of ConAgra’s total assets was     % and 11.9% as of May 29, 2016 and May 31, 2015, respectively; and total liabilities attributable to Lamb Weston as a percent of ConAgra’s total liabilities was     % and 5.6% as of May 29, 2016 and May 31, 2015, respectively. See “The Spinoff—Reasons for the Spinoff.”

Q:	What is the Company?

A:	The Company is a Delaware corporation that was formed on July 5, 2016 for the purpose of holding the Lamb Weston businesses following the spinoff. Prior to the transfer by ConAgra to us of these businesses, which will occur in connection with the spinoff, we will have had no operations other than those incidental to our formation or undertaken in preparation for the spinoff.

Q:	Who will manage Lamb Weston after the separation?

A:	We will benefit from an experienced leadership team after the separation. Mr. Timothy R. McLevish, a current independent director of ConAgra, proven consumer packaged goods leader and experienced professional with deep expertise in working with public markets, will serve as Executive Chairman of our board of directors. Mr. Thomas P. Werner, a 15+ year veteran of ConAgra and its current President, Commercial Foods, overseeing the Lamb Weston business, will be our President and Chief Executive Officer. He will also serve as a director. The balance of our management team is expected to be comprised of a mix of leaders, individuals both with deep Lamb Weston experience and new to the organization. We will also benefit from the knowledge, experience and skills of our full board of directors. For more information regarding Mr. McLevish, Mr. Werner, the balance of our management team and our board of directors following the separation, see “Management.”

Q:	What is being distributed in the spinoff?

A:	ConAgra will distribute shares of Lamb Weston common stock for every share[s] of ConAgra common stock outstanding as of the record date for the spinoff. The number of ConAgra shares you own and your proportionate interest in ConAgra will not change as a result of the spinoff. Immediately following the spinoff, your proportionate interest in Lamb Weston will be identical to your proportionate interest in ConAgra (as adjusted for any fractional shares).

Q:	What is the record date for the spinoff, and when will the spinoff occur?

A:	The record date is , 2016, and ownership is determined as of 5:00 p.m., New York City time, on that date. Lamb Weston common stock will be distributed on , 2016, which we refer to as the distribution date.

Q:	Can ConAgra decide to cancel the spinoff even if all the conditions have been met?

A:	Yes. The spinoff is subject to the satisfaction or waiver by ConAgra, at the direction of its board of directors, of certain conditions, including, among others, approval of the ConAgra board of directors, declaration of the effectiveness of our registration statement on Form 10 of which this information statement is a part, and receipt of an opinion from our tax counsel to the effect that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra will qualify under the Code as a transaction that is tax-free to ConAgra and to its stockholders, except with respect to any cash received in lieu of fractional shares. See “The Spinoff—Spinoff Conditions and Termination.” Even if all the conditions are met, ConAgra has the right not to complete the spinoff if, at any time prior to the distribution, the board of directors of ConAgra determines, in its sole and absolute discretion, that the spinoff is not in the best interests of ConAgra or its stockholders, that a sale or other alternative is in the best interests of ConAgra or its stockholders, or that market conditions or other circumstances are such that it is not advisable to separate the Lamb Weston business from ConAgra at that time. In the event ConAgra, at the direction of its board of directors, waives a material condition or amends, modifies or abandons the spinoff, ConAgra will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Q:	As a holder of ConAgra common stock as of the record date, what do I have to do to participate in the spinoff?

A:	You are not required to take any action to participate in the spinoff, although you are urged to read this entire document carefully. You will receive shares of Lamb Weston common stock for every share[s] of ConAgra common stock held as of the record date and retained through the distribution date. You may also participate in the spinoff if you purchase ConAgra common stock in the “regular way” market after the record date and retain your ConAgra common stock through the distribution date. See “The Spinoff—Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution.”

Q:	If I sell my shares of ConAgra common stock before or on the distribution date, will I still be entitled to receive shares of Lamb Weston common stock in the spinoff?

A:	If you own shares of ConAgra common stock on the record date and hold such shares through the distribution date, you will receive shares of Lamb Weston common stock. However, if you sell your shares of ConAgra common stock after the record date and before or on the distribution date, you may also be selling your right to receive shares of Lamb Weston common stock. See “The Spinoff—Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your ConAgra common stock before or on the distribution date.

Q:	How will fractional shares be treated in the spinoff?

A:	Any fractional shares of common stock otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Spinoff—Treatment of Fractional Shares.”

Q:	Will the spinoff affect the trading price of my ConAgra common stock?

A:	Yes, the trading price of ConAgra common stock immediately following the spinoff is expected to be lower than immediately prior to the spinoff because the trading price of ConAgra’s common stock will no longer reflect the value of the combined businesses. However, we cannot provide you with any guarantees as to the prices at which the ConAgra common stock or Lamb Weston common stock will trade following the spinoff.

Q:	Will my ConAgra common stock continue to trade on a stock market?

A:	Yes, ConAgra common stock will continue to be listed on the NYSE under the symbol “CAG.”

Q:	What are the U.S. federal income tax consequences to me of the distribution of shares of Lamb Weston common stock pursuant to the spinoff?

A:	The spinoff is conditioned upon the receipt by ConAgra of an opinion of counsel to the effect that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra will qualify under the Code as a transaction that is tax-free to ConAgra and to its stockholders. On the basis that the distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the distribution, except with respect to any cash received in lieu of fractional shares. See “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff.”

Q:	When will I receive my shares of Lamb Weston common stock? Will I receive a stock certificate for my shares of Lamb Weston common stock distributed as a result of the spinoff?

A:	Registered holders of ConAgra common stock who are entitled to participate in the spinoff will receive a book-entry account statement reflecting their ownership of Lamb Weston common stock. For additional information, registered stockholders in the United States, Canada or Puerto Rico should contact ConAgra’s transfer agent, Wells Fargo Shareowner Services, at 800-214-0349 or through its website at www.shareowneronline.com. Stockholders located outside the United States, Canada and Puerto Rico may call 651-450-4064. If you would like to receive physical certificates evidencing your shares of Lamb Weston common stock, please contact Lamb Weston’s transfer agent. See “The Spinoff—When and How You Will Receive Lamb Weston Shares.”

Q:	What if I hold my shares of common stock through a broker, bank or other nominee?

A:	ConAgra stockholders who hold their shares of common stock through a broker, bank or other nominee will have their brokerage account credited with shares of Lamb Weston common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:	What if I have stock certificates reflecting my shares of ConAgra common stock? Should I send them to the transfer agent or to ConAgra?

A:	No, you should not send your stock certificates to the transfer agent or to ConAgra. You should retain your ConAgra stock certificates.

Q:	Will Lamb Weston incur any debt prior to or at the time of the spinoff?

A:	We will provide this information in an amendment to this information statement.

Q:	Are there risks to owning common stock of Lamb Weston?

A:	Yes. Lamb Weston’s business is subject both to general and specific business risks relating to its operations. In addition, the spinoff presents risks relating to Lamb Weston being an independent, publicly traded company. See “Risk Factors.”

Q:	Does Lamb Weston intend to pay cash dividends?

A:	We have not yet determined whether we will pay dividends on our common stock. Any determination to pay dividends on our common stock will be at the discretion of our board of directors and dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Q:	Will Lamb Weston common stock trade on a stock market?

A:	Yes. Currently, there is no public market for our common stock. We will apply to list our common stock on the NYSE under the symbol “LW.” We cannot predict the trading price for our common stock when such trading begins.

Q:	What will happen to ConAgra stock options, restricted stock, performance shares, restricted stock units and deferred share awards?

A:	We will provide this information in an amendment to this information statement.

Q:	What will the relationship between ConAgra and Lamb Weston be following the spinoff?

A:	In connection with the spinoff, we and ConAgra will enter into a number of agreements that will govern our future relationship. As a result of these agreements, among other things, following the spinoff: (i) we and ConAgra will indemnify the other’s past and present directors, officers and employees, and each of their successors and assigns, against certain liabilities incurred in connection with the spinoff and our and ConAgra’s respective businesses; (ii) we and ConAgra will provide and/or make available various administrative services and assets to each other; and (iii) we and ConAgra will enter into several agreements to govern our relationship following the distribution, including a tax matters agreement, an employee matters agreement, a transition services agreement and other agreements governing ongoing commercial relationships, such as intellectual property arrangements and supply arrangements. See “Relationship with ConAgra After the Spinoff—Agreements between ConAgra and Us.”

Q:	Will I have appraisal rights in connection with the spinoff?

A:	No. Holders of ConAgra common stock are not entitled to appraisal rights in connection with the spinoff.

Q:	Who is the transfer agent for your shares of common stock?

A:	Wells Fargo Shareowner Services.

Q:	Who is the distribution agent for the spinoff?

A:	Wells Fargo Shareowner Services.

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of Lamb Weston common stock, you should contact the distribution agent:

By Mail to:

Wells Fargo Shareowner Services

Corporate Actions Department

P.O. Box 64858

St. Paul, MN 55164-0858

By Overnight Courier or Hand-Delivery to:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120

Telephone: (800) 214-0349

Outside the United States, Canada and Puerto Rico: (651) 450-4064

Before the spinoff, if you have questions relating to the spinoff, you should contact ConAgra at:

ConAgra Foods, Inc.

222 W. Merchandise Mart Plaza, Suite 1300

Chicago, IL 60654

Attention: Corporate Secretary / ConAgra Food Shareholder Services

Telephone: (800) 214-0349

After the spinoff, if you have questions relating to Lamb Weston, you should contact Lamb Weston at:

Lamb Weston Holdings, Inc.

Attention:

Telephone:

RISK FACTORS

The following are certain risk factors that could affect our business, financial condition and results of operations. The risks that are highlighted below are not the only ones that we face. You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our spinoff from ConAgra, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected.

Risks Relating to the Spinoff

We may not realize the potential benefits from the spinoff.

We may not realize the potential benefits that we expect from our spinoff from ConAgra. We have described those anticipated benefits elsewhere in this information statement. See “The Spinoff—Reasons for the Spinoff.” In addition, as described below, we will likely incur additional costs related to our separation from ConAgra. We expect to incur one-time transaction costs of approximately $         million to complete the spinoff (ConAgra is expected to bear substantially all of the $         million of estimated one-time transaction costs to effectuate the spinoff mentioned elsewhere in this information statement) and additional ongoing costs ranging from $         million to $         million related to operating as an independent public company and replacing the services previously provided by ConAgra.

We have no history operating as an independent public company. We will incur additional expenses to create the corporate infrastructure necessary to operate as an independent public company and we will experience increased ongoing costs in connection with being an independent public company.

Our business has historically used ConAgra’s corporate infrastructure and services to support our business functions. The expenses related to establishing and maintaining this infrastructure have been spread across all of ConAgra’s businesses and charged to us on a cost-allocation basis. Except as described under the caption “Relationship with ConAgra After the Spinoff,” after the distribution date we will no longer have access to ConAgra’s infrastructure or services, and we will need to establish our own. The services historically provided to us by ConAgra have included treasury and cash management, procurement, information technology, general accounting and finance, payroll and human resources, legal and communications, real estate and facilities, and other general and administrative stewardship. Following the spinoff, ConAgra will continue to provide some of these services to us on a transitional basis pursuant to a transition services agreement. For more information regarding the transition services agreement, see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Transition Services Agreement.” However, we cannot assure you that all these functions will be successfully executed by ConAgra during the transition period or that we will not have to expend significant efforts or costs materially in excess of those estimated in the transition services agreement. Any interruption in these services could have a material adverse effect on our financial condition, results of operation and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf.

It is currently estimated that the additional ongoing costs to be incurred after the spinoff related to operating as an independent public company and replacing the services previously provided by ConAgra will range from approximately $         million to $         million. The costs associated with performing or outsourcing these functions may exceed these amounts. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our historical combined and pro forma financial information are not necessarily indicative of our future financial condition, results of operations or cash flows nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The historical combined financial information we have included in this information statement does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•	our historical combined financial results reflect allocations of expenses for services historically provided by ConAgra, and may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our spinoff from ConAgra;

•	our working capital requirements and capital expenditures historically have been satisfied as part of ConAgra’s corporate-wide capital access, capital allocation and cash management programs; our debt structure and cost of debt and other capital may be significantly different from that reflected in our historical combined financial statements; and

•	the historical combined financial information may not fully reflect the effects of certain liabilities that will be incurred or assumed by us and may not fully reflect the effects of certain assets that will be transferred to, and liabilities that will be assumed by, ConAgra.

The pro forma adjustments are based on available information and assumptions that we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial information may not give effect to various ongoing additional costs that we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition, future results of operations or future cash flows. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Data” and our combined financial statements and corresponding notes included elsewhere in this information statement.

If the spinoff, together with certain related transactions, does not qualify as a transaction that is tax-free for U.S. federal income tax purposes, ConAgra and holders of ConAgra common stock could be subject to significant tax liability.

As described under “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff,” it is intended that the spinoff, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code. The consummation of the spinoff and the related transactions is conditioned upon the receipt of an opinion of tax counsel to the effect that such transactions will qualify for their intended tax treatment. An opinion of tax counsel does not preclude the Internal Revenue Service, or IRS, or the courts from adopting a contrary position. The tax opinion will rely on certain representations, covenants and assumptions, including those relating to our and ConAgra’s past and future conduct; if any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required tax opinion or the tax consequences of the spinoff could differ from the intended tax treatment. If the spinoff and/or certain related transactions fail to qualify for tax-free treatment, for any reason, ConAgra and/or holders of ConAgra common stock would be subject to tax as a result of the spinoff and certain related transactions. See “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff.”

If the spinoff is taxable to ConAgra as a result of a breach by us of any covenant or representation made by us in the tax matters agreement, we will generally be required to indemnify ConAgra; the obligation to make a payment on this indemnification obligation could have a material adverse effect on us.

As described above, it is intended that the spinoff, together with certain related transactions, will qualify as tax-free transactions to holders of ConAgra common stock and to ConAgra. If the spinoff and/or the related transactions are not so treated or are taxable to ConAgra (see “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff—The Spinoff”) due to a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the tax matters agreement, we will generally be required to indemnify ConAgra for all tax-related losses suffered by ConAgra in connection with the spinoff. In addition, we will not control the resolution of any tax contest relating to taxes suffered by ConAgra in connection with the spinoff, and we may not control the resolution of tax contests relating to any other taxes for which we may ultimately have an indemnity obligation under the tax matters agreement. In the event that ConAgra suffers tax-related losses in connection with the spinoff that must be indemnified by us under the tax matters agreement, the indemnification liability could have a material adverse effect on us.

We may be affected by significant restrictions following the spinoff imposed on us under the tax matters agreement.

The tax matters agreement generally will prohibit us from taking certain actions that could cause the spinoff and certain related transactions to fail to qualify as tax-free transactions, including:

•	during the two-year period following the distribution date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

•	during the two-year period following the distribution date, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

•	during the two-year period following the distribution date, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

•	during the two-year period following the distribution date, we may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20% of our common stock (in the aggregate);

•	during the two-year period following the distribution date, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

•	more generally, we may not take any action that could reasonably be expected to cause the spinoff and certain related transactions to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code.

If we take any of the actions above and such actions result in tax-related losses to ConAgra, we generally will be required to indemnify ConAgra for such tax-related losses under the tax matters agreement. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement.” Due to these restrictions and indemnification obligations under the tax matters agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to ConAgra might discourage, delay or prevent a change of control that our stockholders may consider favorable.

We will be subject to continuing contingent liabilities following the spinoff, including potential indemnification liabilities to ConAgra, and these liabilities could materially and adversely affect our business, financial condition, results of operations and cash flows.

We will enter into a separation and distribution agreement with ConAgra that will provide for, among other things, the principal corporate transactions required to effect the spinoff, certain conditions to the spinoff and provisions governing the relationship between our company and ConAgra with respect to and resulting from the spinoff. For a description of the separation and distribution agreement, see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Separation and Distribution Agreement.” Among other things, the separation and distribution agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to the Lamb Weston business, whether incurred prior to or after the spinoff, and whether known or unknown at the time of the spinoff, as well as those obligations of ConAgra assumed by us pursuant to the separation and distribution agreement. If we are required to indemnify ConAgra under the circumstances set forth in the separation and distribution agreement, or meaningful unknown liabilities surface, we may be subject to substantial liabilities.

In addition, under the Code and applicable Treasury regulations, each corporation that was a member of the ConAgra consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the completion of the spinoff is jointly and severally liable for the federal income tax liability of the entire ConAgra consolidated tax reporting group for that taxable period. Similar rules may apply for state, local and non-U.S. tax purposes. In connection with the spinoff, we will enter into a tax matters agreement with ConAgra that will allocate the responsibility for prior period taxes of any ConAgra consolidated, combined, unitary or other tax reporting group between us and ConAgra. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement.” However, if ConAgra is unable to pay any prior period taxes for which it is responsible under the tax matters agreement, we could be required to pay the entire amount of such taxes.

In connection with our separation from ConAgra, ConAgra will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that ConAgra’s ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the separation and distribution agreement, ConAgra will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that ConAgra has agreed to retain, and there can be no assurance that the indemnity from ConAgra will be sufficient to protect us against the full amount of such liabilities, or that ConAgra will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from ConAgra any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. If ConAgra is unable to satisfy its indemnification obligations, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

After the spinoff, ConAgra’s insurers may deny coverage to us for liabilities associated with occurrences prior to the spinoff. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage.

Our accounting, enterprise resource planning and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spinoff. If we are unable to achieve and maintain effective internal controls, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our financial results are currently included within the consolidated results of ConAgra, and we believe that our reporting and control systems are appropriate for a subsidiary of a public company. However, until the spinoff, we will not have been directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the spinoff, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including our accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology and enterprise resource planning systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ConAgra, at the direction of its board of directors, may abandon the spinoff at any time, and ConAgra, at the direction of its board of directors, may determine to amend or modify any and all terms of the spinoff and the related transactions at any time prior to the distribution date.

No assurance can be given that the spinoff will occur or, if it occurs, that it will occur on the terms described in this information statement. In addition to the conditions to the spinoff described herein (certain of which may be waived by ConAgra, at the direction of its board of directors in its sole discretion), ConAgra, at the direction of its board of directors, may abandon the spinoff at any time before the distribution date for any reason or for no reason. In addition, ConAgra, at the direction of its board of directors, may amend or modify any and all terms of the spinoff and the related transactions at any time prior to the distribution date. If any condition to the spinoff is waived or if any material amendments or modifications are made to the terms of the spinoff or to the ancillary agreements thereto before the distribution date, ConAgra will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Risks Relating to Our Industry and Our Business

Our business is subject to various risks and uncertainties. Any of the risks and uncertainties described below could materially adversely affect our business, financial condition and results of operations and should be considered in evaluating us. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business, performance, or financial condition in the future.

Increased competition may result in reduced sales or profits.

Our business, value-added frozen potato products, is highly competitive. Our principal competitors have substantial financial, sales and marketing, and other resources. A strong competitive response from one or more of our competitors to our marketplace efforts could result in us reducing pricing, increasing promotional activity or losing share. Competitive pressures also may restrict our ability to increase prices, including in response to commodity and other input cost increases or additional improvements in product quality. Our profits could decrease if a reduction in prices or increased costs are not counterbalanced with increased sales volume.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations, including foreign currency risks and trade barriers.

We conduct a substantial and growing amount of business with customers located outside the United States and Canada, including through our joint ventures. A primary growth strategy for our business is increasing our international sales and operations. During fiscal 2016, fiscal 2015 and fiscal 2014, net sales outside the United

States and Canada primarily in Japan, China, Korea, Mexico and Taiwan, accounted for approximately 21%, 20% and 21% of our net sales, respectively. These amounts do not include any impact of unconsolidated net sales associated with our joint ventures.

Many factors relating to our international sales and operations, many of which factors are outside of our control, could have a material adverse impact on our business, financial condition and results of operations. In addition, the following risks specifically related to our international sales and operations could adversely impact our business and results of operations:

•	foreign exchange rates, foreign currency exchange and transfer restrictions, which may unpredictably and adversely impact our combined operating results, our asset and liability balances and our cash flow in our combined financial statements, even if their value has not changed in their original currency; our combined financial statements are presented in U.S. dollars and we must translate the assets, liabilities, revenue and expenses into U.S. dollars for external reporting purposes;

•	negative economic developments in economies around the world and the instability of governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

•	pandemics, such as the flu, which may adversely affect our workforce as well as our local suppliers and customers;

•	earthquakes, tsunamis, floods or other major disasters that may limit the supply of raw materials that are purchased abroad for use in our international operations or domestically;

•	trade barriers, including tariffs, quotas, and import or export licensing requirements imposed by governments;

•	increased costs, disruptions in shipping or reduced availability of freight transportation;

•	differing labor standards;

•	differing levels of protection of intellectual property;

•	difficulties and costs associated with complying with U.S. laws and regulations applicable to entities with overseas operations, including the Foreign Corrupt Practices Act;

•	the threat that our operations or property could be subject to nationalization and expropriation;

•	varying regulatory, tax, judicial and administrative practices in the jurisdictions where we operate;

•	difficulties associated with operating under a wide variety of complex foreign laws, treaties and regulations; and

•	potentially burdensome taxation.

Any of these factors could have an adverse effect on our business, financial condition and results of operations.

Disruption of our access to export mechanisms could have an adverse impact on our business, financial condition and results of operations.

To serve our customers globally, we rely in part on our international joint venture partnerships, but also on exports from the United States. During fiscal 2016, export sales accounted for 19% of our total net sales. Circumstances beyond our control, such as a labor dispute at a port, which occurred on the West Coast during ConAgra’s fiscal 2015, could prevent us from exporting our products in sufficient quantities to meet customer opportunities. We have access to production overseas through our facility in China and joint venture in Europe, but we may be unsuccessful in mitigating any future disruption to export mechanisms. If this occurs, we may be unable to adequately supply all of our customer opportunities, which could adversely affect our business or financial results.

If we are unable to complete proposed acquisitions or integrate acquired businesses or execute on large capital projects, our financial results could be materially and adversely affected.

From time to time, we evaluate acquisition candidates that may strategically fit our business objectives. Our acquisition activities may present financial, managerial and operational risks. Those risks include: (i) diversion of management attention from existing businesses, (ii) difficulties integrating personnel and financial and other systems, (iii) difficulties implementing effective control environment processes, (iv) adverse effects on existing business relationships with suppliers and customers, (v) inaccurate estimates of fair value made in the accounting for acquisitions and amortization of acquired intangible assets, which would reduce future reported earnings, (v) potential loss of customers or key employees of acquired businesses and (vi) indemnities and potential disputes with the sellers. If we are unable to complete acquisitions or to successfully integrate and develop acquired businesses, our financial results could be materially and adversely affected.

Our future debt may limit cash flow available to invest in the ongoing needs of our business and could prevent us from fulfilling our debt obligations.

In connection with the completion of the spinoff, we expect that we will incur debt. Our level of debt could have important consequences. For example, it could:

•	make it more difficult for us to make payments on our debt;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing in the future to enable us to react to changes in our business; or

•	place us at a competitive disadvantage compared to businesses in our industry that have less debt.

Additionally, any failure to meet required payments on our debt, or failure to comply with any covenants in the instruments governing our debt, could result in an event of default under the terms of those instruments and a downgrade to our credit ratings. A downgrade in our credit ratings would increase our borrowing costs. In the event of a default, the holders of our debt could elect to declare all the amounts outstanding under such instruments to be due and payable. Any default under the agreements governing our debt and the remedies sought by the holders of such debt could render us unable to pay principal and interest on our debt.

Our business relies on a potato crop that has a concentrated growing region.

Ideal growing conditions for the potatoes necessary for our value-added products (e.g., French fries) are concentrated in a few geographic regions globally. In the United States, most of the potato crop used in value-added products is grown in Idaho, Oregon and Washington. European growing regions for the necessary potatoes are concentrated in Northwestern Europe. Recent agronomic developments have opened new growing regions, but the capital intensive nature of our industry’s production processes has kept production highly concentrated in the historical growing regions. Unfavorable crop conditions in any one region could lead to significant demand on the other regions for production. Our inability to mitigate any such conditions by leveraging our production capabilities in other regions could negatively impact our ability to meet customer needs and could decrease our profitability.

Our business is affected by potato crop performance.

Our primary input is potatoes and every year, we must procure potatoes that meet the quality standards for processing into value-added products. Environmental and climate conditions, such as soil quality, moisture, and temperature, affect the quality of the potato crop on a year-to-year basis. As a result, we source potatoes from specific regions of the United States and specific countries abroad where we believe the optimal potato growing conditions exist. However, severe weather conditions during the planting and growing season in these regions can significantly affect potato crop performance. Potatoes are also susceptible to pest diseases and insects that can cause crop failure, decreased yields, and negatively affect the physical appearance of the potatoes. We have deep experience in agronomy and actively work to monitor and manage the potato crop. However, if a weather or pest-related event occurs in a particular crop year, and our agronomic programs are insufficient to mitigate the impacts thereof, we may have insufficient potatoes to meet our customer opportunities, and our competitiveness and our profitability could decrease. Alternatively, overly favorable growing conditions can lead to high per acre yields and over-supply. An increased supply of potatoes could lead to overproduction of finished goods or destruction of unused potatoes at a loss.

If we do not achieve the appropriate cost structure in the highly competitive value-added frozen potato product category, our profitability could decrease.

Our future success and earnings growth depend in part on our ability to maintain the appropriate cost structure and operate efficiently in the highly competitive value-added frozen potato product category. We continue to implement profit-enhancing initiatives that improve the efficiency of our supply chain and general and administrative functions. These initiatives are focused on cost-saving opportunities in procurement, manufacturing, logistics and customer service, as well as general and administrative overhead levels. However, gaining additional efficiencies may become more difficult over time. Our failure to reduce costs through productivity gains or the elimination of redundant costs could adversely affect our profitability and weaken our competitive position.

Changes in our relationships with our growers could adversely affect us.

We expend considerable resources to develop and maintain relationships with many potato growers. In some instances, we have entered into long-term agreements with growers; however, a portion of our potato needs are typically sourced on an annual basis. To the extent we are unable to maintain positive relationships with our long-term growers, contracted growers deliver less supply than we expect, or we are unable to secure sufficient potatoes from uncontracted growers in a given year, we may not have sufficient potato supply to satisfy our business opportunities. To obtain sufficient potato supply, we may be required to purchase potatoes at prices substantially higher than expected, or forgo sales to some market segments, which would reduce our profitability. If we forgo sales to such market segments, we may lose customers and may not be able to replace them later.

Changes in our relationships with significant customers could adversely affect us.

We maintain a diverse customer base across our four reporting segments. Customers include global, national and regional quick serve and fast casual restaurants as well as small, independently operated restaurants, multinational, broadline foodservice distributors as well as regional foodservice distributors, and major food retailers. Some of these customers independently represent a meaningful portion of our sales. While we contract annually or biannually with many of our foodservice customers, loss of a significant customer could materially impact the business. In addition, shelf space at food retailers is not guaranteed. During fiscal 2016, our largest customer, McDonald’s Corporation, accounted for approximately 12% of our net sales. Furthermore, our 10 largest customers in the Global segment represented 63% of Lamb Weston’s combined net sales for fiscal 2016. We must maintain a disciplined and agile sales and marketing operation and supply chain to serve our diverse customer group. There can be no assurance that our customers will continue to purchase our products in the same quantities or on the same terms as in the past.

The sophistication and buying power of some of our customers could have a negative impact on profits.

Some of our customers are large and sophisticated, with buying power and negotiating strength. These customers may be more capable of resisting price increases and more likely to demand lower pricing, increased promotional programs, or specialty tailored products. In addition, some of these customers (e.g., larger distributors and supermarkets) have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own brands. We continue to implement initiatives to counteract these pressures, including efficiency programs and investments in innovation and quality. However, if we are unable to counteract the negotiating strength of these customers, our profitability could decline.

We must identify changing consumer preferences and consumption trends and develop and offer food products to our customers that help meet those preferences.

Consumer preferences evolve over time and our success depends on our ability to identify the tastes and dietary habits of consumers and offer products that appeal to those preferences. We need to continue to respond to these changing consumer preferences, and support our customers in their efforts to evolve to meet those preferences. For example, as consumers focus on freshly prepared foods, some restaurants may choose to limit the frying capabilities of their kitchens; we must evolve our product offering to provide alternatives that work in such a preparation environment. In addition, our products contain carbohydrates, sodium, genetically modified ingredients, added sugars, saturated fats, and preservatives, the diet and health effects of which remain the subject of public scrutiny. We must continue to reformulate our products, introduce new products and create product extensions without a loss of the taste, texture and appearance that consumers demand in value-added potato products. All of these efforts require significant research and development and marketing investments. If our products fail to meet consumer preferences or customer requirements, or we fail to introduce new and improved products on a timely basis, then the return on those investments will be less than anticipated.

A portion of our business is, and several of our growth strategies will be, conducted through joint ventures that do not operate solely for our benefit.

We have built our company, in part, through the creation of joint ventures, some of which we do not control. In these relationships, we share ownership and management of a company that operates for the benefit of all owners, rather than our exclusive benefit. Through our extensive experience in operating our business through joint ventures, we understand that joint ventures often take additional resources and procedures for information sharing and decision-making. If our joint venture partners begin to take actions that have negative impacts on the joint venture, or begin to disagree with the strategies we have developed to grow these businesses, we may have limited ability to influence and mitigate those decisions and our ability to achieve our growth strategies may be negatively impacted.

New regulations imposed by the FDA or EFSA around acrylamide formation in French fried potato products could adversely affect us.

The regulation of food products, both within the United States and internationally, continues to be a focus for governmental activity. The presence and/or formation of acrylamide in French fried potato products has become a global regulatory issue as both the U.S. Food and Drug Administration, or FDA, and the European Food Safety Authority, or EFSA, have issued guidance to the food processing industry to work to reduce conditions that favor the formation of this naturally occurring compound. Acrylamide formation is the result of heat processing reactions that give “browned foods” their desirable flavor. Acrylamide formation occurs in many food types in the human diet, including but not limited to breads, toast, cookies, coffee, crackers, potatoes and olives. Currently, the regulatory approach to acrylamide has generally been to encourage industry to achieve as low as reasonably achievable content levels through process control (temperature) and material testing (low sugar and low asparagine). However, limits for acrylamide content have been established for some food types in the State of California, and point of sale consumer warnings are required if products exceed those limits. If the global regulatory approach to acrylamide changes and stringent legal limits established, our manufacturing costs could increase. In addition, if consumer perception regarding the safety of our products is negatively impacted due to regulation, sales of our products could possibly decrease.

If we fail to comply with the many laws applicable to our business, we may face lawsuits or incur significant fines and penalties.

Our facilities and products are subject to many laws and regulations administered by the United States Department of Agriculture, the FDA, the Occupational Safety and Health Administration, and other federal, state, local, and foreign governmental agencies relating to the processing, packaging, storage, distribution, advertising, labeling, quality, and safety of food products, the health and safety of our employees, and the protection of the environment. Our failure to comply with applicable laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies, including fines, injunctions, and recalls of our products.

Our operations are also subject to extensive and increasingly stringent regulations administered by the Environmental Protection Agency, and comparable state agencies, which pertain to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity. Changes in applicable laws or regulations or evolving interpretations thereof, including increased government regulations to limit carbon dioxide and other greenhouse gas emissions as a result of concern over climate change, may result in increased compliance costs, capital expenditures and other financial obligations for us, which could affect our profitability or impede the production or distribution of our products, which could affect our net operating revenues.

Increases in commodity costs may have a negative impact on profits.

A significant portion of our cost of goods comes from commodities such as oil and energy. Commodities are subject to price volatility caused by commodity market fluctuations, supply and demand, currency fluctuations, external conditions such as weather and changes in governmental agricultural and energy policies and regulations. Commodity price increases will increase operating costs. We may not be able to increase our product prices and achieve cost savings that fully offset these increased costs; and increasing prices may result in reduced sales volume, reduced margins and profitability. We have experience in hedging against commodity price increases. There is currently no active derivatives market for potatoes, however, and we do not fully hedge against changes in potato prices. In addition, these practices and experience reduce, but do not eliminate, the risk of negative profit impacts from commodity price increases. As a result, the risk management procedures that we use may not always work as we intend.

We may be subject to product liability claims and product recalls, which could negatively impact our relationships with customers and profitability.

We sell food products for human consumption, which involves risks such as product contamination or spoilage, product tampering, other adulteration of food products, mislabeling and misbranding. We will voluntarily recall or withdraw products from the market in certain circumstances, which causes us to incur associated costs; those costs can be meaningful. We may also be subject to litigation, requests for indemnification from our customers, or liability if the consumption of any of our products causes injury, illness, or death. A significant product liability judgment or a widespread product recall may negatively impact our sales and profitability for a period of time depending on the costs of the recall, the destruction of product inventory, product availability, competitive reaction, customer reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image.

Additionally, as a manufacturer and marketer of food products, we are subject to extensive regulation by the FDA and other national, state and local government agencies. The Food, Drug & Cosmetic Act, or the FDCA, and the Food Safety Modernization Act and their respective regulations govern, among other things, the manufacturing, composition and ingredients, packaging and safety of food products. Some aspects of these laws use a strict liability standard for imposing sanctions on corporate behavior; meaning that no intent is required to be established. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls, or seizures, as well as criminal sanctions, any of which could have a material adverse effect on our business, financial condition, or results of operations.

Damage to our reputation as a trusted partner to customers and good corporate citizen could have a material adverse effect on our business, financial condition and results of operations.

Our customers rely on us to manufacture safe, high quality food products. Product contamination or tampering, the failure to maintain high standards for product quality, safety and integrity, or allegations of product quality issues, mislabeling or contamination, even if untrue, may damage the reputation of our customers, and ultimately our reputation as a trusted industry partner. A damage to either could reduce demand for our products or cause production and delivery disruptions.

Our reputation could also be adversely impacted by any of the following, or by adverse publicity (whether or not valid) relating thereto: the failure to maintain high ethical, social and environmental standards for all of our operations and activities; our research and development efforts; our environmental impact, including use of agricultural materials, packaging, energy use and waste management; our failure to comply with local laws and regulations; our failure to maintain an effective system of internal controls; or our failure to provide accurate and timely financial information. Damage to our reputation or loss of customer confidence in our products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

Our results could be adversely impacted as a result of increased pension, labor and people-related expenses.

Inflationary pressures and any shortages in the labor market could increase labor costs, which could have a material adverse effect on our operating results or financial condition. Our labor costs include the cost of providing employee benefits in the United States and foreign jurisdictions, including pension, health and welfare and severance benefits. Changes in interest rates, mortality rates, health care costs, early retirement rates, investment returns and the market value of plan assets can affect the funded status of our defined benefit plans and cause volatility in the future funding requirements of the plans. A significant increase in our obligations or future funding requirements could have a negative impact on our results of operations and cash flows from operations. Additionally, the annual costs of benefits vary with increased costs of health care and the outcome of collectively-bargained wage and benefit agreements.

We are in the process of upgrading our information technology infrastructure, and expect to implement a new enterprise resource planning system as an independent company during fiscal 2017. Problems with the transition, design or implementation of this upgrade could interfere with our business and operations and adversely affect our financial condition.

We are in the process of upgrading our information technology infrastructure, including planning to implement a new enterprise resource planning, or ERP, system and other complementary information technology systems during fiscal 2017 following our separation from ConAgra. We have invested, and will continue to invest, significant capital and human resources in these efforts, including but not limited to the transition, design and implementation of a new ERP system, which may be disruptive to our underlying business. We may experience difficulties as we transition to new upgraded systems and processes. These disruptions may include loss of data; difficulty in processing customer orders, shipping products, or providing services and support to our customers; difficulty in billing and tracking our orders; difficulty in completing financial reporting and file SEC reports in a timely manner; or challenges in otherwise running our business. We may also experience decreases in productivity as our personnel implement and become familiar with new systems. Any disruptions, delays or deficiencies in the transition, design and implementation of an upgraded information technology infrastructure, or a new ERP system, particularly any disruptions, delays or deficiencies that impact our operations, could have a material adverse effect on our business, results of operations and financial condition. Even if we do not encounter adverse effects, the transition, design and implementation of an upgraded information technology infrastructure, or new ERP system, may be much more costly than we anticipated.

If we are unable to attract and retain key personnel, our business could be materially adversely affected.

Our future success will depend on our ability to attract and retain personnel with professional and technical expertise, such as agricultural and food manufacturing experience, as well as finance, marketing and senior management professionals. The market for these employees is competitive, and we could experience difficulty from time to time in hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting new high-quality employees, our business could be materially adversely affected.

The potential disruption from cyber attacks and information security problems present new risks.

We are increasingly dependent on information technology networks and systems, to process, transmit and store electronic and financial information, to manage and support a variety of business processes and activities, and to comply with regulatory, legal and tax requirements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain and protect the related automated and manual control processes, we could be subject to billing and collection errors, business disruptions, or damage resulting from security breaches. If any of our significant information technology systems suffer severe damage, disruption, or shutdown and our business continuity plans do not effectively resolve the issues in a timely manner, our product sales, financial condition and results of operations may be materially and adversely affected and we could experience delays in reporting our financial results. In addition, there is a risk of business interruption, litigation risks and reputational damage from leakage of confidential information.

Climate change, or legal, regulatory, or market measures to address climate change, may negatively affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as potatoes and oils. In addition, water is an important part of potato processing. We may be subjected to decreased availability or less favorable pricing for water, which could impact our manufacturing and distribution operations. The increasing concern over climate change also may result in more regional, federal and/or global legal and regulatory requirements to reduce or mitigate the effects of greenhouse gases, as well as more stringent regulation of water rights. In the event that such regulation is enacted and is more aggressive than the sustainability measures that we are currently undertaking to monitor our emissions, improve our energy efficiency, and reduce and reuse water, we may experience significant increases in our costs of operation and delivery.

Deterioration of general economic conditions could harm our business and results of operations.

Our business and results of operations may be adversely affected by changes in national or global economic conditions, including interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions.

Volatility in financial markets and deterioration of national and global economic conditions could impact our business and operations in a variety of ways, including as follows:

•	decreased demand in the restaurant business, particularly fast food and casual dining, which may adversely affect our operations;

•	volatility in commodity and other input costs could substantially impact our result of operations;

•	volatility in the equity markets or interest rates could substantially impact our pension costs and required pension contributions;

•	it may become more costly or difficult to obtain debt or equity financing to fund operations or investment opportunities, or to refinance our debt in the future, in each case on terms and within a time period acceptable to us; and

•	it may become more costly to access funds internationally.

Impairment in the carrying value of goodwill or other intangibles could result in the incurrence of impairment charges and negatively impact our net worth.

As of May 29, 2016, we had goodwill of $         million and other intangibles of $         million. The net carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date (or subsequent impairment date, if applicable). The net carrying value of other intangibles represents the fair value of trademarks, customer relationships and other acquired intangibles as of the acquisition date (or subsequent impairment date, if applicable), net of accumulated amortization. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. Amortized intangible assets are evaluated for impairment whenever events or changes in circumstance indicate that the carrying amounts of these assets may not be recoverable. Impairments to goodwill and other intangible assets may be caused by factors outside our control, such as increasing competitive pricing pressures, lower than expected revenue and profit growth rates, changes in industry EBITDA multiples, changes in discount rates based on changes in cost of capital (interest rates, etc.), or the bankruptcy of a significant customer and could result in the incurrence of impairment charges and negatively impact our net worth.

Risks Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spinoff.

Prior to the spinoff, there will have been no trading market for our common stock. We cannot assure you that an active trading market will develop or be sustained for our common stock after the spinoff, nor can we predict the price at which our common stock will trade after the spinoff. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders, or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock by our stockholders;

•	future issuances of our common stock by us;

•	our ability to pay dividends in the future; and

•	the other factors described in these “Risk Factors” and other parts of this information statement.

A large number of shares of our common stock are or will be eligible for future sale, which may cause the market price for our common stock to decline.

Upon completion of the spinoff, we will have outstanding an aggregate of approximately                  million shares of common stock. Virtually all of those shares will be freely tradable without restriction or registration under the Securities Act of 1933, as amended, which we refer to as the Securities Act. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spinoff. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. Certain ConAgra stockholders may be required to sell the shares of Lamb Weston common stock that they receive in the spinoff. For example, index funds currently holding ConAgra common stock may be required to sell the Lamb Weston common stock they receive in the spinoff. In addition, it is possible that other ConAgra stockholders will sell the shares of Lamb Weston common stock they receive in the spinoff for various reasons. For example, such stockholders may not believe that our business profile, capital structure or level of market capitalization as an independent company fits their investment objectives. We can provide no assurance that there will be sufficient new buying interest to offset the potential sale of common stock of Lamb Weston. Accordingly, our common stock could experience a high level of volatility immediately following the spinoff and, as a result, the price of our common stock could be adversely affected.

Provisions in our corporate documents and Delaware law could have the effect of delaying, deferring or preventing a change in control of us, even if that change may be considered beneficial by some of our stockholders.

The existence of some provisions of our certificate of incorporation or our bylaws or Delaware law could have the effect of delaying, deferring or preventing a change in control of us that a stockholder may consider favorable. These provisions include:

•	providing that the number of members of our board is limited to a range fixed by our bylaws;

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	authorizing the issuance of “blank check” preferred stock, which could be issued by our board of directors to issue securities with voting rights and thwart a takeover attempt.

As a Delaware corporation, we will also be subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware. Section 203 prevents some stockholders holding more than 15% of our voting stock from engaging in certain business combinations unless the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved in advance by our board of directors, results in the stockholder holding more than 85% of our voting stock, subject to certain restrictions, or is approved at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our voting stock not held by the stockholder engaging in the transaction.

Any provision of our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay, defer or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock—Preferred Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We undertake no responsibility for updating these statements. Readers of this information statement should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this information statement. These risks and uncertainties include, among other things: our ability to successfully complete the spinoff on a tax-free basis, within the expected time frame or at all; our ability to successfully execute our long-term value creation strategy; the competitive environment and related market conditions; political and economic conditions of the countries in which we conduct business and other factors related to our international operations; disruption of our access to export mechanisms; our ability to complete proposed acquisitions or integrate acquired businesses or execute on large capital projects; our future debt levels; the availability and prices of raw materials; changes in our relationships with our growers or significant customers; the success of our joint ventures; actions of governments and regulatory factors affecting our businesses; the ultimate outcome of litigation or any product recalls; increased pension, labor and people-related expenses; and other risks described in our reports filed from time to time with the SEC. We caution readers not to place undue reliance on any forward-looking statements included in this information statement, which speak only as of the date of this information statement.

THE SPINOFF

General

The board of directors of ConAgra regularly reviews the various operations conducted by ConAgra to ensure that resources are deployed and activities are pursued in a manner believed to be in the best interests of its stockholders. On November 18, 2015, ConAgra announced that its board of directors had considered a variety of strategic alternatives and had authorized its management to pursue a distribution of our common stock to ConAgra’s stockholders in a spinoff. This authorization is subject to final approval by the ConAgra board of directors, which approval is subject to, among other things, the conditions described below under “Spinoff Conditions and Termination.”

Lamb Weston is currently a wholly owned subsidiary of ConAgra. Lamb Weston Holdings, Inc. was incorporated in Delaware on July 5, 2016, in conjunction with the spinoff. ConAgra will transfer to us all the assets and generally all the liabilities relating to the ConAgra frozen potato products business, which ConAgra intends to separate from its other operations.

We will be separated from ConAgra and will become an independent, publicly traded company through a spinoff, on                     , 2016, the distribution date. As a result of the spinoff, each holder of ConAgra common stock as of 5:00 p.m., New York City time, on                     , 2016, the record date, will be entitled to:

•	receive shares of our common stock for every share[s] of ConAgra common stock owned by such holder; and

•	retain such holder’s shares of ConAgra common stock.

ConAgra stockholders will not be required to pay for shares of our common stock received in the spinoff or to surrender or exchange shares of ConAgra common stock in order to receive shares of our common stock or to take any other action in connection with the spinoff. No vote of ConAgra stockholders is required or sought in connection with the spinoff, and ConAgra stockholders have no appraisal rights in connection with the spinoff.

Reasons for the Spinoff

ConAgra’s board of directors believes that separating ConAgra into two independent, publicly traded companies is in the best interests of ConAgra and its stockholders, and has concluded that the spinoff will enable each company to sharpen its strategic focus and provide flexibility to capitalize on the unique growth opportunities in its respective market. Shareholders will gain direct exposure to more focused consumer and commercial foods businesses, each with distinct customer bases and investment profiles. This separation will best position each company to compete and win while creating compelling long-term value for stockholders and delivering benefits to employees, customers and other key stakeholders.

The two businesses operate in distinct markets and possess unique and compelling growth prospects and investment requirements. In addition, ConAgra believes that the separation will result in other material benefits to the standalone companies, including:

•	enhanced management focus given the distinctiveness of our business from that of ConAgra’s branded food business;

•	increased flexibility, agility and resources to capitalize on our long-term opportunities and growth strategies, which are different than those of ConAgra’s branded food business;

•	a tailored capital structure and financial policy appropriate for our unique business profile; and

•	the ability for investors to value the two companies based on their particular operational and financial characteristics and invest accordingly.

Based on our audited combined financial statements included elsewhere in this information statement: for the fiscal years ended May 29, 2016, May 31, 2015 and May 25, 2014, Lamb Weston’s net sales as a percent of ConAgra’s total net sales was     %, 24.5% and 23.8%, respectively; total assets attributable to Lamb Weston as a percent of ConAgra’s total assets was     % and 11.9% as of May 29, 2016 and May 31, 2015, respectively; and total liabilities attributable to Lamb Weston as a percent of ConAgra’s total liabilities was     % and 5.6% as of May 29, 2016 and May 31, 2015, respectively. See “Reasons for the Spinoff.”

The ConAgra board of directors considered the probability of successful execution of the spinoff and the risks associated therewith, including the: potential loss of synergies from operating as a consolidated entity; potential disruptions to the businesses as a result of the spinoff, including employee stability; risk of being unable to achieve the benefits expected to be attained by the spinoff; risk that the spinoff might not be completed; and one-time costs of executing the spinoff. The ConAgra board of directors concluded that, notwithstanding these potentially negative factors, the spinoff would be in the best interests of its stockholders. For more information, see “Risk Factors—Risks Relating to the Spinoff.”

Results of the Spinoff

After the spinoff, we will be an independent, publicly traded company. Immediately after the distribution date, we expect that approximately                  million shares of our common stock will be issued and outstanding, based on the distribution of                  shares of our common stock for every                  share[s] of ConAgra common stock outstanding and the anticipated number of shares of ConAgra common stock outstanding as of the record date. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of ConAgra common stock outstanding as of the record date.

We and ConAgra will be parties to a number of agreements that will govern the spinoff and our future relationship. For a more detailed description of these agreements, please see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us.”

You will not be required to make any payment for the shares of Lamb Weston common stock you receive, nor will you be required to surrender or exchange your shares of ConAgra common stock or take any other action in order to receive the Lamb Weston common stock to which you are entitled. The spinoff will not affect the number of outstanding shares of ConAgra common stock or any rights of ConAgra stockholders, although it is expected to affect the market value of the outstanding shares of ConAgra common stock.

Manner of Effecting the Spinoff

The general terms and conditions relating to the spinoff will be set forth in a separation and distribution agreement between ConAgra and us. For a description of the terms of that agreement, see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Separation and Distribution Agreement.” Under the separation and distribution agreement, the spinoff will occur on the distribution date. As a result of the spinoff, each holder of ConAgra common stock will be entitled to receive                  shares of our common stock for every                  share[s] of ConAgra common stock owned by such holder as of 5:00 p.m., New York City time, on the record date. As discussed under “Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution,” if a holder of record of ConAgra common stock sells those shares in the “regular way” market after the record date and before or on the distribution date, that stockholder will be selling the right to receive our common stock in the distribution. The distribution will be made in book-entry form. For registered ConAgra stockholders, our transfer agent will credit their shares of Lamb Weston common stock to book-entry accounts established to hold their Lamb Weston common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own ConAgra common stock through a bank or brokerage firm, their Lamb Weston common stock will be credited to their accounts by the bank or broker. See “When and How You Will Receive Lamb Weston Shares” below. Each Lamb Weston share of common stock that is distributed will be validly issued, fully paid and nonassessable.

Holders of Lamb Weston common stock will not be entitled to preemptive rights. See “Description of Capital Stock.” Following the spinoff, stockholders whose shares are held in book-entry form may request the transfer of their Lamb Weston common stock to a brokerage or other account at any time, without charge.

When and How You Will Receive Lamb Weston Shares

On the distribution date, ConAgra will release its Lamb Weston common stock for distribution by Wells Fargo Shareowner Services, the distribution agent. The distribution agent will cause the shares of Lamb Weston common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

“Street Name” Holders. Many ConAgra stockholders have ConAgra common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For stockholders who hold their ConAgra common stock in an account with a bank or brokerage firm, shares of our common stock being distributed will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the shares that you are entitled to receive in the distribution. We anticipate that banks and brokers will generally credit their customers’ accounts with shares of our common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares credited to your account.

Registered Holders. If you are the registered holder of ConAgra common stock and hold your ConAgra common stock either in physical form or in book-entry form, the Lamb Weston common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

Direct Registration System. As part of the spinoff, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. Our common stock to be distributed in the spinoff will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spinoff. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. If at any time you want to receive a physical certificate evidencing your shares, you may do so by contacting our transfer agent and registrar. Contact information for our transfer agent and registrar is provided under “Description of Capital Stock—Transfer Agent and Registrar.” The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

The transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. The transfer agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by ConAgra or us. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold ConAgra stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

Neither ConAgra, nor we, nor the transfer agent will guarantee any minimum sale price for any fractional shares. Neither we nor ConAgra will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Spinoff.”

Transferability of Shares You Receive

Our common stock distributed to ConAgra stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act. Persons who may be deemed to be our affiliates after the spinoff generally include individuals or entities that control, are controlled by, or are under common control with us, and include our directors and certain of our officers. Our affiliates will be permitted to sell their Lamb Weston common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Under Rule 144, an affiliate may not sell within any three-month period shares of Lamb Weston common stock in excess of the greater of:

•	1% of the then outstanding number of shares of Lamb Weston common stock; and

•	the average reported weekly trading volume of shares of Lamb Weston common stock on the NYSE during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and availability of current public information about us.

Stock-Based Plans

A description of stock-based plans is expected to be included in an amendment to this information statement.

Material U.S. Federal Income Tax Consequences of the Spinoff

The following is a discussion of the material U.S. federal income tax consequences of the spinoff to U.S. Holders (as defined below) of ConAgra common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this information statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ConAgra common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion addresses only the consequences of the spinoff to U.S. Holders that hold ConAgra common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that shareholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:

•	a financial institution, regulated investment company or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities, commodities or foreign currencies;

•	a shareholder that holds ConAgra common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

•	a shareholder that holds ConAgra common stock in a tax-deferred account, such as an individual retirement account; or

•	a shareholder that acquired ConAgra common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds ConAgra common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding ConAgra common stock should consult its tax advisor.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the spinoff. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any non-U.S., state or local tax consequences of the spinoff. Accordingly, each holder of ConAgra common stock should consult his, her or its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the spinoff to such holder.

Tax Opinions

The consummation of the spinoff, along with certain related transactions, is conditioned upon the receipt of an opinion of tax counsel substantially to the effect that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, which we refer to as a “Tax Opinion.” In rendering the Tax Opinion to be given as of the closing of the spinoff, which we refer to as the “Closing Tax Opinion,” tax counsel will rely, on (i) customary representations and covenants made by us and ConAgra, including those contained in certificates of officers of us and ConAgra, and (ii) specified assumptions, including an assumption regarding the completion of the spinoff and certain related transactions in the manner contemplated by the transaction agreements. In addition, tax counsel’s ability to provide the Closing Tax Opinion will depend on the absence of changes in existing facts or law between the date of this registration statement and the closing date of the spinoff. If any of the representations, covenants or assumptions on which tax counsel will rely is inaccurate, tax counsel may not be able to provide the Closing Tax Opinion or the tax consequences of the spinoff could differ from those described below. An opinion of tax counsel does not preclude the IRS or the courts from adopting a contrary position. ConAgra does not intend to obtain a ruling from the IRS on the tax consequences of the spinoff or any of the related transactions.

The Spinoff

Assuming that the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, in general, for U.S. federal income tax purposes:

•	such distribution will not result in the recognition of income, gain or loss to ConAgra or us;

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of ConAgra common stock upon the receipt of our common stock;

•

the aggregate tax basis of the shares of our common stock distributed in the spinoff to a U.S. Holder of ConAgra common stock will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of ConAgra common stock immediately before such spinoff between such ConAgra common stock and our common stock in proportion to the relative fair market value of each immediately following the spinoff;

•	the holding period of any shares of our common stock received by a U.S. Holder of ConAgra common stock in the spinoff will include the holding period of the shares of ConAgra common stock held by a U.S. Holder prior to the spinoff; and

•	a U.S. Holder of ConAgra common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share is more than one year as of the closing date of the spinoff.

In general, if the spinoff does not qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, the spinoff will be treated as a taxable dividend to holders of ConAgra common stock in an amount equal to the fair market value of our common stock received, to the extent of such holder’s ratable share of ConAgra’s earnings and profits. In addition, if the spinoff does not qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, ConAgra will recognize taxable gain, which could result in significant tax to ConAgra.

Even if the spinoff were otherwise to qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the spinoff will be taxable to ConAgra under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of ConAgra or our common stock is acquired as part of a plan or series of related transactions that includes the spinoff. If Section 355(e) applies as a result of such an acquisition, ConAgra would recognize taxable gain as described above, but the spinoff would generally be tax-free to you. Under some circumstances, the tax matters agreement would require us to indemnify ConAgra for the tax liability associated with the taxable gain. See ‘‘Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement.”

Under the tax matters agreement, we will generally be required to indemnify ConAgra for the resulting taxes in the event that the spinoff and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries (see “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Tax Matters Agreement”). If the spinoff were to be taxable to ConAgra, the liability for payment of such tax by ConAgra or by us under the tax matters agreement could have a material adverse effect on ConAgra or us, as the case may be.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding stock of ConAgra (by vote or value) and who receive our common stock pursuant to the spinoff to attach to their U.S. federal income tax return for the year in which the spinoff occurs a detailed statement setting forth certain information relating to the tax-free nature of the spinoff. ConAgra and/or we will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. Holder of ConAgra common stock in lieu of fractional shares of our common stock in the spinoff may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Market for Our Common Stock

There is currently no public market for our common stock. We will apply to list our common stock on the NYSE under the symbol “LW.” We anticipate that trading of our common stock will commence on a “when-issued basis” approximately two trading days before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. Generally, shares of common stock may trade on the NYSE on a when-issued basis after they have been authorized but not yet formally issued, which is often initiated by the NYSE prior to the record date relating to the issuance of such common stock. When-issued transactions are settled after shares of our common stock have been issued to ConAgra stockholders. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued. We cannot predict what the trading price for our common stock will be before or after the distribution date. See “Risk Factors—Risks Relating to Ownership of Our Common Stock.” In addition, we cannot predict any change that may occur in the trading price of ConAgra’s common stock, which will continue to trade on the NYSE under the symbol “CAG,” as a result of the spinoff.

Trading of ConAgra Common Stock After the Record Date and Prior to the Distribution

Beginning on or shortly before the record date and through the distribution date, we anticipate that there will be two concurrent markets in which to trade shares of ConAgra common stock: a regular way market and an ex-distribution market. Shares of ConAgra common stock that trade in the regular way market will trade with an entitlement to our common stock distributed in connection with the spinoff. Shares that trade in the ex-distribution market will trade without an entitlement to our common stock distributed in connection with the spinoff. Therefore, if you owned ConAgra common stock at 5:00 p.m., New York City time, on the record date and sell those shares in the regular way market on or prior to the distribution date, you also will be selling your right to receive our common stock that would have been distributed to you in connection with the spinoff. If you sell those shares of ConAgra common stock in the ex-distribution market prior to or on the distribution date, you will still receive shares of our common stock that were to be distributed to you in connection with the spinoff as a result of your ownership of the ConAgra common stock. You are encouraged to consult with your financial advisor regarding the financial implications of selling your shares of ConAgra common stock before or on the distribution date.

Spinoff Conditions and Termination

We expect that the spinoff will be completed on                     , 2016, provided that, among other things:

•	the reorganization as contemplated by the separation and distribution agreement will have been completed;

•	the ConAgra board of directors will, in its sole and absolute discretion, have authorized and approved the separation and the distribution and will not have withdrawn that authorization and approval;

•	the ConAgra board of directors will have declared the distribution of all of our outstanding shares of common stock to ConAgra stockholders;

•	ConAgra and we will have executed and delivered the separation and distribution agreement, employee matters agreement, transition services agreements, tax matters agreement and all other ancillary agreements related to the spinoff;

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement shall have been sent to ConAgra stockholders;

•	no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the distribution will be in effect, and no other event outside the control of ConAgra will have occurred or failed to occur that prevents the consummation of the distribution;

•	our common stock shall have been approved for listing on the NYSE, subject to official notice of issuance;

•	ConAgra will have received an opinion of counsel, reasonably satisfactory to ConAgra, to the effect that, for U.S. federal income tax purposes, the distribution of all of the shares of Lamb Weston common stock owned by ConAgra to the stockholders of ConAgra and certain related transactions will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code;

•	immediately prior to the distribution, our restated certificate of incorporation and regulations, each in substantially the form filed as an exhibit to our registration statement on Form 10, of which this information statement is a part, will be in effect; and

•	no other events or developments will have occurred that, in the judgment of the board of directors of ConAgra would result in the spinoff having a material adverse effect on ConAgra or its stockholders.

ConAgra may waive one or more of these conditions, at the direction of its board of directors in its sole and absolute discretion, and the determination by the ConAgra board of directors regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on ConAgra’s part to effect the distribution, and ConAgra has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date, at the direction of its board of directors. ConAgra does not intend to notify its stockholders of any modifications to the terms or the conditions to the separation that, in the judgment of its board of directors, are not material. To the extent that the ConAgra board of directors determines that any such modifications materially change the terms and conditions of the distribution, ConAgra will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Reason for Sending this Information Statement

This information statement is being sent solely to provide information to ConAgra stockholders who will receive Lamb Weston common stock in the spinoff. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither we nor ConAgra undertake any obligation to update the information, except to the extent so required by applicable securities laws.

CAPITALIZATION

The following table sets forth Lamb Weston’s cash and cash equivalents and capitalization as of February 28, 2016 (i) on a historical basis and (ii) on an as adjusted basis to give effect to the pro forma adjustments included in Lamb Weston’s unaudited pro forma combined financial information included elsewhere in this information statement. The information below is not necessarily indicative of what Lamb Weston’s cash and cash equivalents and capitalization would have been had the spinoff been completed as of February 28, 2016. In addition, this information is not indicative of Lamb Weston’s future cash and cash equivalents and capitalization. This table should be read in conjunction with the sections entitled “Selected Historical Condensed Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and corresponding notes included elsewhere in this information statement.

	As of February 28, 2016 (unaudited) (dollars in millions)
	Historical	As Adjusted(i)
Cash and cash equivalents:	$36.6	$

Debt, including current and long-term:		$
Notes payable	$21.8	$
Current installments of long-term debt	$3.9	$
Long-term debt	$114.3	$

Total debt	$140.0	$

Equity:
Common Stock, par value $0.01	$—	$
Additional paid-in capital	$—	$
Parent companies’ equity investment	$1,488.1	$
Accumulated other comprehensive loss	$(13.1)	$

Total Parent companies’ invested equity	$1,475.0	$

Total Capitalization	$1,615.0	$

(i)	The “as adjusted” financial information will be included in an amendment to this information statement.

DIVIDEND POLICY

We have not yet determined whether we will pay dividends on our common stock. Any determination to pay dividends on our common stock will be at the discretion of our board of directors and dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL DATA

The following table presents Lamb Weston’s selected historical condensed combined financial data. The selected historical condensed combined financial data as of May 31, 2015 and May 25, 2014, and for the years ended May 31, 2015 and May 25, 2014, are derived from Lamb Weston’s audited combined financial statements included elsewhere in this information statement, and the selected historical condensed combined financial data for the year ended May 26, 2013 are derived from Lamb Weston’s unaudited combined financial statements included elsewhere in this information statement. The selected historical condensed combined financial data as of and for the year ended May 27, 2012 are derived from Lamb Weston’s unaudited combined financial statements that are not included in this information statement. The selected historical condensed combined financial data as of February 28, 2016 and for the thirty-nine weeks ended February 28, 2016 and February 22, 2015 are derived from Lamb Weston’s unaudited condensed combined financial statements included elsewhere in this information statement. The selected historical condensed combined financial data as of February 22, 2015 are derived from Lamb Weston’s unaudited condensed combined balance sheet that is not included in this information statement. In the opinion of our management, our unaudited condensed combined financial statements were prepared on the same basis as our audited combined financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the thirty-nine week period ended February 28, 2016 are not necessarily indicative of results of operations that may be expected for the full fiscal year.

The selected historical condensed combined financial data include certain expenses of ConAgra that were allocated to Lamb Weston for certain corporate functions including information technology, research and development, finance, legal, insurance, compliance and human resources activities. These costs may not be representative of the future costs Lamb Weston will incur as an independent, publicly traded company. In addition, Lamb Weston’s historical financial information does not reflect changes that Lamb Weston expects to experience in the future as a result of Lamb Weston’s separation and distribution from ConAgra, including changes in Lamb Weston’s cost structure, personnel needs, capital structure, financing and business operations. Lamb Weston’s combined financial statements also do not reflect the assignment of certain assets and liabilities between ConAgra and Lamb Weston as reflected under “Unaudited Pro Forma Combined Financial Data” included elsewhere in this information statement. Consequently, the financial information included here may not necessarily reflect what Lamb Weston’s financial position, results of operations and cash flows would have been had it been an independent, publicly traded company during the periods presented. Accordingly, these historical results should not be relied upon as an indicator of Lamb Weston’s future performance.

For a better understanding, this section should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Combined Financial Data” and corresponding notes and the combined financial statements and accompanying notes included elsewhere in this information statement.

	For the Thirty-nine Weeks Ended (Unaudited)		For the Fiscal Year Ended May
(dollars in millions)	February 28, 2016	February 22, 2015	2015	2014	2013 (Unaudited)	2012 (Unaudited)
Net sales	$2,216.8	$2,104.7	$2,925.0	$2,815.2	$2,778.4	$2,651.0
Income before income taxes and equity method investment earnings	$317.1	$263.1	$375.3	$358.4	$423.5	$253.9
Provision for income taxes	$124.2	$98.7	$140.4	$117.7	$151.9	$93.8
Net income attributable to Lamb Weston	$242.7	$184.4	$268.3	$260.9	$298.3	$194.9

At Period End
Total assets	$2,217.8	$2,128.0	$2,077.2	$1,930.0	$1,866.5	$1,767.5
Senior long-term debt (noncurrent)	$114.3	$123.2	$86.5	$124.3	$120.5	$121.4

Non-GAAP financial information
EBITDA(a)
Adjusted EBITDA(a)

(a)

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The Unaudited Pro Forma Combined Financial Data of Lamb Weston consist of an unaudited pro forma combined statement of income for the year ended May 31, 2015 and for the nine months ended February 28, 2016, and an unaudited pro forma combined balance sheet as of February 28, 2016. The Unaudited Pro Forma Combined Financial Data reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Condensed Combined Financial Data” and the combined financial statements and corresponding notes included elsewhere in this information statement.

The following Unaudited Pro Forma Combined Financial Data are subject to assumptions and adjustments described in the accompanying notes. Lamb Weston’s management believes these assumptions and adjustments are reasonable under the circumstances and given the information available at this time. However, these adjustments are subject to change as ConAgra and Lamb Weston finalize the terms of the spinoff, including the separation and distribution agreement and related transaction agreements. The Unaudited Pro Forma Combined Financial Data do not purport to represent what Lamb Weston’s financial position and results of operations actually would have been had the spinoff occurred on the dates indicated, or to project Lamb Weston’s financial performance for any future period following the spinoff.

The unaudited pro forma combined statement of income gives effect to the spinoff as if it had occurred on             . The unaudited pro forma combined balance sheet as of February 28, 2016 gives effect to the spinoff as if it had occurred on             . These Unaudited Pro Forma Combined Financial Data include adjustments to reflect the following:

•	the contribution by ConAgra to Lamb Weston, pursuant to the separation and distribution agreement, of all the assets and liabilities that comprise our business;

•	the inclusion of $ of debt at an interest rate of %;

•	a cash distribution of approximately $ to ConAgra;

•	the pro-rata distribution of approximately common shares of Lamb Weston to ConAgra shareholders; and

•	the impact of the separation and distribution agreement, tax matters agreement, employee matters agreement and other commercial agreements between Lamb Weston and ConAgra, as more fully described in “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us.”

Lamb Weston’s combined financial statements include expense allocations for certain support functions that are currently provided on a centralized basis within ConAgra, such as expenses for business shared services, and other selling, general and administrative expenses that benefit Lamb Weston. ConAgra expects to incur approximately $        million of non-recurring separation costs in connection with the spinoff. These amounts are expected to cover matters such as consulting, legal, auditing and information technology related services incurred to complete the spinoff. None of these costs are reflected in the historical financial statements of Lamb Weston because they are one-time, non-recurring costs, substantially all of which will be borne by ConAgra.

Lamb Weston expects to incur non-recurring costs of approximately $        million related to the spinoff after it is completed. Additionally, it is currently estimated that the costs to be incurred after the spinoff related to operating as an independent public company and replacing the services previously provided by ConAgra will range from approximately $        million to $        million. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and, therefore, are not included within the Unaudited Pro Forma Combined Financial Data.

Unaudited Pro Forma Consolidated Balance Sheet

As of February 28, 2016

(in millions)

	Historical	Pro Forma Adjustments		Pro Forma
Current assets
Cash and cash equivalents	$36.6	$—	(E)	$—
Receivables, less allowance for doubtful accounts	199.8			—
Inventories	544.5	—		—
Prepaid expenses and other current assets	89.9	—	(B)	—

Total current assets	870.7	—		—

Property, plant and equipment, net	1,021.0	—		—
Goodwill	133.8	—		—
Brands, trademarks and other intangibles, net	40.1	—		—
Other assets	152.2	—	(B)	—

	$2,217.8	$—		$—

Current liabilities
Notes payable	$21.8	$—		$—
Current installments of long-term debt	3.9	—	(F)	—
Accounts payable	240.3	—		—
Other accrued liabilities	110.8	—	(B)	—

Total current liabilities	376.8	—		—

Senior long-term debt, excluding current installments	114.3	—	(F)	—
Other noncurrent liabilities	251.7	—	(B)	—
Total liabilities	742.8	—		—
Stockholders’ Equity
Parent Companies’ invested equity	1,488.1	—	(H)	—
Common stock	—	—	(G)	—
Additional paid-in-capital	—	—	(H)	—
Accumulated other comprehensive income (loss)	(13.1)	—		—

Total stockholders’ equity	1,475.0	—		—

	$2,217.8	$—		$—

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended May 31, 2015

(in millions, except per share data)

	Historical		Pro Forma Adjustment		Pro Forma
Net sales		$2,925.0	$—			$—
Costs and expenses:
Cost of goods sold		2,337.7	$—			—
Selling, general and administrative expenses		205.9	—			—
Interest expense, net		6.1	—	(A)		—

Income before income taxes and equity method investment earnings		375.3	—			—
Income tax expense		140.4	—	(B)		—
Equity method investment earnings		42.7	—			—

Net income		$277.6	$—			$—

Less: Net income attributable to noncontrolling interests		9.3	—			—

Net income attributable to Lamb Weston		$268.3	$—			$—

Per share amounts:
Basic	$				$
Diluted	$				$
Average shares outstanding:
Basic				(C)
Diluted				(D)

Unaudited Pro Forma Consolidated Statement of Operations

For the Thirty-nine Weeks Ended February 28, 2016

(in millions, except per share data)

	Historical		Pro Forma Adjustments			Pro Forma
Net sales		$2,216.8		$—			$—
Costs and expenses:							—
Cost of goods sold		1,731.8		$—			—
Selling, general and administrative expenses		163.6		—			—
Interest expense, net		4.3		—	(A)		—

Income before income taxes and equity method investment earnings		317.1		—			—
Income tax expense		124.2		—	(B)		—
Equity method investment earnings		56.3		—			—

Net income		$249.2		$—			$—

Less: Net income attributable to noncontrolling interests		6.5		—			—

Net income attributable to Lamb Weston		$242.7		$—			$—

Per share amounts:
Basic	$		$			$
Diluted	$		$			$
Average shares outstanding:
Basic					(C)
Diluted					(D)

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

The following items resulted in adjustments reflected in the unaudited pro forma condensed consolidated financial information:

A.	Represents adjustments to interest expense and amortization of debt issuance costs related to approximately $ million of debt that we expect to incur as described in Note (F). We expect the weighted-average interest rate on the debt to be approximately %. Interest expense may be higher or lower if our actual interest rate or credit ratings change.

B.	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rate of . The effective tax rate could be different (either higher or lower) depending on activities subsequent to the spinoff. The impacts of pro forma adjustments on long-term deferred tax assets and liabilities were offset against existing long-term deferred tax assets and liabilities reflected in our historical consolidated balance sheet based on jurisdiction.

C.	The number of Lamb Weston common shares used to compute basic earnings per share is based on: (a) the number of Lamb Weston common shares assumed to be outstanding on the distribution date; (b) the number of ConAgra Foods, Inc. common shares outstanding on May 31, 2015 and (c) the number of ConAgra Foods, Inc. common shares outstanding on February 28, 2016, as applicable, assuming a distribution ratio of Lamb Weston common shares for every ConAgra Foods, Inc. common share[s].

D.	The number of shares used to compute diluted earnings per share is based on the number of common shares of Lamb Weston as described in Note (C) above, plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards. This calculation may not be indicative of the dilutive effect that will actually result from Lamb Weston stock-based awards issued in connection with the adjustment of outstanding ConAgra Foods, Inc. stock-based awards or the grant of new stock-based awards. The number of dilutive common shares underlying Lamb Weston stock-based awards issued in connection with the adjustment of outstanding ConAgra Foods, Inc. stock-based awards will not be determined until the distribution date or shortly thereafter.

E.	Reflects a $ distribution to ConAgra Foods, Inc. prior to the spinoff based on the assumed net proceeds of the debt described in Note (F). The amount of cash proceeds received from debt incurred prior to the spinoff, and thus the amount of cash distributed to ConAgra Foods, Inc., will depend on market conditions at the time we incur the debt, which is not certain at this time.

F.	Reflects the anticipated incurrence of $ of debt, net of estimated debt issuance costs of $ . We expect the debt to be comprised of long-term debt and other financing arrangements.

G.	Reflects the pro forma recapitalization of our equity. As of the distribution date, ConAgra Foods, Inc.’s net investment in our business will be exchanged to reflect the distribution of our common shares to ConAgra Foods, Inc. shareholders. ConAgra Foods, Inc. shareholders will receive common shares based on an expected distribution ratio of Lamb Weston common shares for every ConAgra Foods, Inc. common share[s].

H.	Represents the elimination of Net Parent Investment and adjustments to capital in excess of par to reflect the following:

Elimination of Net Parent Investment and adjustment to capital in excess of par:
Reclassification of Net Parent Investment	$

Assumption of net liabilities described in ( )

Total Net Parent Investment/Shareholders’ Equity

Lamb Weston ordinary shares described in ( )

Total capital in excess of par	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to provide a summary of significant factors relevant to the financial performance and condition of the Lamb Weston business, which we refer to in this discussion and analysis as “Lamb Weston,” of ConAgra Foods, Inc., which we refer to in this discussion and analysis as “ConAgra” or “Parent.” The discussion and analysis should be read together with Lamb Weston’s annual combined financial statements and related notes for the fiscal years ended May 31, 2015 (audited), May 25, 2014 (audited) and May 26, 2013 (unaudited) and the unaudited interim combined financial statements and related notes for the thirty-nine week periods ended February 28, 2016 and February 22, 2015. Results for the fiscal year ended May 31, 2015 and the thirty-nine weeks ended February 28, 2016 are not necessarily indicative of results that may be attained in the future.

Executive Overview

Lamb Weston

Lamb Weston is a leading global producer, provider, and marketer of value-added frozen potato products. We are the number one supplier of value-added frozen potato products in North America—the largest market for frozen potato products in the world. We are also a leading supplier of value-added frozen potato products internationally, with a strong and growing presence in high-growth emerging markets. We offer a broad product portfolio to a diverse channel and customer base in over 100 countries. French fries represent the majority of our valued-added frozen potato product portfolio, and are considered one of the world’s favorite foods.

The highly-experienced Lamb Weston team has deep expertise in processing potatoes into value-added products and delivering innovative customer solutions. As an independent public company, we will continue to focus on driving sustainable, profitable growth by offering innovative products and customer-centric solutions that leverage our advantaged manufacturing and processing footprint, while also maintaining a balanced capital allocation strategy.

In fiscal 2016, our net sales totaled             , our net income attributable to Lamb Weston totaled             , our adjusted EBITDA totaled              and we generated cash from operations of             .

Factors Affecting Our Business and Results of Operations

Acquisitions

From time to time, we will use acquisitions to reach new markets, expand internationally, and grow our sales and profits. In July 2014, Lamb Weston acquired Tai Mei Potato Industry Limited, a potato processor in China, for $92.2 million, consisting of $74.9 million in cash, net of cash acquired, plus assumed liabilities. The purchase included property and equipment associated with making frozen potato products. The purchase provides Lamb Weston the ability to make our value-added frozen potato products in China, closer to our expanding customer base, and meet the growing demand for frozen potato products in Asia.

Restructuring Plans

Lamb Weston is committed to driving efficiencies throughout its operations to improve profitability. In fiscal 2014, ConAgra launched an initiative to improve selling, general and administrative effectiveness and efficiencies, and to create efficiencies throughout its supply chain. This initiative is referred to as the Supply Chain and Administrative Efficiency Plan, or the SCAE Plan.

Lamb Weston has participated in the SCAE Plan and incurred costs in connection therewith. Lamb Weston recognized severance-related expenses of $0.7 million and $2.1 million for the SCAE Plan in fiscal 2015 and fiscal 2014, respectively, and severance-related expenses of $0.1 million and $0.7 million for the SCAE Plan in the first three quarters of fiscal 2016 and 2015, respectively.

Joint Venture Relationships

We conduct meaningful business through two unconsolidated joint ventures and include our share of the earnings of these affiliates in our own based on our economic ownership interest in them. Our two most significant affiliates produce and market value-added frozen potato products for retail and foodservice customers:

•	We hold a fifty percent ownership interest in Lamb-Weston Meijer, a Netherlands joint venture, headquartered in the Netherlands, that manufactures and sells frozen potato products principally in Europe. We and our partner are jointly and severally liable for all legal liabilities of Lamb Weston Meijer.

•	We hold a fifty percent ownership interest in Lamb Weston RDO, a potato processing venture. We provide all sales and marketing services to Lamb Weston RDO. We receive a fee for these services based on a percentage of the net sales of the venture.

The results of these joint ventures are included as equity method investment earnings in our combined financial statements.

West Coast Port Labor Dispute

During fiscal 2015, a labor dispute at ports along the West Coast led to a six-month slowdown in the export and import of goods and services across industry. This event, which we refer to as the West Coast port labor dispute, had a negative impact on Lamb Weston’s international sales and profits in fiscal 2015. The dispute was resolved toward the end of the third quarter of fiscal 2015.

Items Impacting Comparability

Several significant items have affected the comparability of our year-over-year results of continuing operations in recent years.

Items of note impacting comparability for the first three quarters of fiscal 2016 included a gain of $17.7 million ($13.3 million after-tax) related to the settlement of a pension plan of Lamb Weston Meijer and charges totaling $0.1 million in connection with restructuring activities under the SCAE Plan.

Items of note impacting comparability for the first three quarters of fiscal 2015 included charges of $0.7 million in connection with the SCAE Plan.

Lamb Weston’s fiscal 2015 net sales benefited as a result of the fiscal year including 53 weeks. Lamb Weston also recognized severance-related charges of $0.7 million in fiscal 2015. There were no other items of note impacting comparability for fiscal 2015.

Items of note impacting comparability for fiscal 2014 included:

•	a charge of $13.9 million ($9.4 million after-tax) in connection with the impairment of a previously idled small production facility;

•	a charge of $8.9 million ($5.6 million after-tax) in connection with the impairment of certain assets received in connection with the bankruptcy of an onion products supplier;

•	a benefit of $5.1 million ($3.2 million after-tax) in connection with the sale of land received in connection with the bankruptcy of an onion products supplier;

•	a charge of $3.4 million ($2.6 million after-tax) reflecting the write-off of Lamb Weston’s share of actuarial losses in excess of 10% of the pension liability for Lamb Weston Meijer, classified within equity method investment earnings; and

•	charges of $2.1 million related to the SCAE Plan.

Items of note impacting comparability for fiscal 2013 included:

•	a charge of $10.1 million in connection with the impairment of certain assets received in the bankruptcy of an onion products supplier; and

•	charges of $0.3 million related to restructuring activities.

Business Review

Lamb Weston

Lamb Weston reports operations in four reporting segments: Global, Foodservice, Retail, and Other. Lamb Weston and our joint venture partners combine to sell our branded and private label specialty frozen potato products around the world. We have defined our operating segments by customer type and geography.

Global

The Global reporting segment includes results of operations associated with Lamb Weston’s business with very large chain restaurant customers, whether those results are generated in the United States or abroad. Sales to large restaurant chains account for the vast majority of Global segment sales.

The Global reporting segment also includes sales to retail and foodservice customers outside the United States and Canada.

The segment’s product portfolio includes frozen potatoes, and frozen sweet potatoes; smaller product lines in the portfolio include frozen vegetables and frozen appetizers. Products are sold under the Lamb Weston® brand, as well as many customer labels.

Foodservice

The Foodservice reporting segment includes sales to broad line foodservice distribution customers in the United States and Canada. Sales to these customers account for the vast majority of this segment’s sales. The ultimate purchasers of our products (i.e., customers of the broad line foodservice customers), include businesses, primary, secondary and post-secondary educational institutions, independent restaurants, regional chain restaurants, and convenience stores.

The segment’s product portfolio includes frozen potatoes and frozen sweet potatoes; the segment’s sales also include sales of frozen appetizer items and frozen commercial ingredients, primarily frozen vegetables. Products are sold under the Lamb Weston brand, as well as customer labels.

Retail

The Retail reporting segment includes sales to grocery, mass, club, and specialty retailers primarily in the United States.

The segment’s products are sold in the freezer section, and are also found in the prepared foods (i.e., Deli) section of many retailers. The segment’s product portfolio includes consumer facing frozen specialty potato and frozen sweet potato items that are sold under the retailer’s own brands and licensed equities such as Alexia®, the leading natural and organic frozen potato brand, which is licensed from ConAgra, and the brand names of major North American restaurant chains.

Other

The Other segment primarily includes equity method earnings from Lamb Weston’s unconsolidated joint ventures, Lamb Weston Meijer and Lamb Weston RDO. The segment also includes the consolidated results of operations from Lamb Weston’s frozen vegetable business and dairy business.

Results of Operations

Product Contribution Margin

For each period presented, we have reported product contribution margin by segment. Product contribution margin is the primary measure reported to our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance. We define product contribution margin as net sales less cost of the goods sold and advertising and promotion expenses.

Nine Months Ended February 28, 2016 compared to Nine Months Ended February 22, 2015

Presentation of Derivative Gains (Losses) from Economic Hedges of Forecasted Cash Flows in Results

Derivatives used to manage commodity price risk and foreign currency risk are not designated for hedge accounting treatment. Lamb Weston believes these derivatives provide economic hedges of certain forecasted transactions. As such, these derivatives are generally recognized at fair market value with realized and unrealized gains and losses recognized in the operating results. Lamb Weston recognized charges of $7.0 million and $8.8 million for the thirty-nine weeks ended February 2016 and 2015, respectively, in relation to the use of derivatives.

First three quarters of Fiscal 2016 compared to first three quarters of Fiscal 2015

Net Sales

(dollars in millions)	Thirty-nine Weeks Ended February 28, 2016	Thirty-nine Weeks Ended February 22, 2015	% Inc (Dec)
Global	$1,152.5	$1,084.1	6%
Foodservice	691.4	668.4	3%
Retail	278.0	261.2	6%
All Other	94.9	91.0	4%

Total	$2,216.8	$2,104.7	5%

Lamb Weston’s net sales for the first three quarters of fiscal 2016 were $2.2 billion, an increase of $112.1 million, or 5%, compared to the first three quarters of fiscal 2015.

Global net sales increased as a result of strong growth domestically, driven by organic growth and new business with major chains, as well as internationally due to the lapping of the West Coast labor dispute in the year ago period, the full-year impact of fiscal 2015 new business, additional new channel penetration in Mexico, and organic and ramp-up growth in China. Increases were partially offset by per pound price decreases associated with (i) negative mix impacts of lower Japan business, (ii) pricing concessions with a major customer in Japan to maintain our share, (iii) lower net sales prices on new chain business, and (iv) domestic price concessions in connection with strategic decisions to maintain exclusivity or increase share.

Foodservice net sales increased primarily due to organic growth and increased demand for frozen potato products with our key distributors.

Retail net sales increased due to pricing increases in our branded and private label portfolios, and increased deli business.

Other net sales increased slightly as a result of continued growth in demand for organic vegetables and pricing actions, partially offset by competitive pricing in the conventional vegetable category and lower volumes impacted by pea crop conditions.

Product Contribution Margin

(dollars in millions)	Thirty-nine Weeks Ended February 28, 2016	Thirty-nine Weeks Ended February 22, 2015	% Inc (Dec)
Global	$219.9	$180.0	22%
Foodservice	182.8	172.0	6%
Retail	51.8	35.1	48%
Other	12.9	14.7	(12)%

Total	$467.4	$401.8	16%

Global product contribution margin increased as a result of higher net sales, discussed above, as well as lower commodity input and transportation costs, as well as the lapping of costs associated with the West Coast port labor dispute in the year ago period.

Foodservice product contribution margin increased due to higher net sales, discussed above, as well as lower commodity input and transportation costs.

Retail product contribution margin increased due to the increase in net sales, as discussed above, as well as lower commodity input and transportation costs.

Other product contribution margin decreased due to the increase in net sales being more than offset by a low quality pea crop.

Selling, General and Administrative, or SG&A, Expenses (Includes general corporate expenses)

SG&A expenses totaled $163.6 million for the first three quarters of fiscal 2016, an increase of $15.6 million compared to the first three quarters of fiscal 2015.

SG&A expenses for the first three quarters of fiscal 2016 reflected charges of $74.7 million in connection with expense allocations from ConAgra and charges totaling $0.1 million in connection with the SCAE Plan.

SG&A expenses for the first three quarters of fiscal 2015 included charges of $54.1 million in connection with expense allocations from ConAgra and charges totaling $0.7 million in connection with the SCAE Plan.

Higher overall expense allocations from ConAgra in the first three quarters of fiscal 2016 were driven primarily by higher incentives, partially offset by cost reductions in connection with the SCAE Plan.

Interest Expense, Net

Net interest expense was $4.3 million and $4.6 million for the first three quarters of fiscal 2016 and 2015, respectively.

Income Taxes

Lamb Weston’s income tax expense was $124.2 million and $98.7 million in the first three quarters of fiscal 2016 and 2015, respectively. The effective tax rate (calculated as the ratio of income tax expense to pre-tax income including equity method earnings) was 33% and 34% in first three quarters of fiscal 2016 and 2015, respectively.

We expect our effective tax rate for fiscal 2016, exclusive of any unusual transactions or tax events, to be approximately 34%.

Equity Method Investment Earnings

Lamb Weston includes its share of the earnings of certain affiliates based on its economic ownership interest in the affiliates. Significant affiliates produce and market potato products for retail and foodservice customers. Lamb Weston’s share of earnings from its equity method investments was $56.3 million and $27.7 million for the first three quarters of fiscal 2016 and 2015, respectively. Equity method investment earnings for the first three quarters of fiscal 2016 included a gain of $17.7 million related to the settlement of a pension plan of Lamb Weston Meijer. The equity method investment earnings are reported in the Other segment.

Fiscal Year Ended May 31, 2015 compared to Fiscal Year Ended May 25, 2014

Presentation of Derivative Gains (Losses) from Economic Hedges of Forecasted Cash Flows in Results

Derivatives used to manage commodity price risk and foreign currency risk are not designated for hedge accounting treatment. Lamb Weston believes these derivatives provide economic hedges of certain forecasted transactions. As such, these derivatives are generally recognized at fair market value with realized and unrealized gains and losses recognized in the operating results. Lamb Weston recognized a charge of $10.3 million, a charge of $2.5 million, and a gain of $23.4 million in fiscal years 2015, 2014, and 2013, respectively, in relation to the use of derivatives.

Fiscal 2015 compared to Fiscal 2014

Net Sales

(dollars in millions)	Fiscal 2015 Net Sales	Fiscal 2014 Net Sales	% Inc (Dec)
Global	$1,512.9	$1,493.2	1%
Foodservice	929.0	865.7	7%
Retail	355.6	333.0	7%
Other	127.5	123.3	3%

Total	$2,925.0	$2,815.2	4%

Lamb Weston’s net sales for fiscal 2015 were $2.9 billion, an increase of $109.8 million, or 4%, compared to fiscal 2014. Results for fiscal 2015 for all segments reflected increased volumes due to organic growth, combined with the inclusion of an additional week in fiscal 2015.

The increase in Global net sales reflected strong organic growth in North America combined with new customer contracts. Increases in the segment were almost entirely offset by significant decreases in exports due primarily to the West Coast port labor dispute.

Foodservice net sales increased as a result of strong volume growth in the United States, driven by diversification of business with new and existing distributors following the loss of a significant portion of our business with a key distributor in fiscal 2014.

Retail sales increased in the period primarily due to volume growth driven by the launch of new frozen vegetable products and distribution gains on licensed brand products.

Other sales reflected increased sales of frozen vegetables.

Product Contribution Margin

(dollars in millions)	Fiscal 2015	Fiscal 2014	% Inc (Dec)
Global	$253.7	$279.5	(9)%
Foodservice	246.0	216.3	14%
Retail	47.6	49.8	(4)%
Other	20.6	18.4	11%

Total	$567.9	$564.0	1%

Global product contribution margin decreased in fiscal 2015. Benefits from increased volumes as well as lower commodity input costs were more than offset by increased costs resulting from the West Coast port labor dispute. The West Coast port labor dispute was resolved toward the end of the third quarter of fiscal 2015.

Foodservice product contribution margin was higher due to strong domestic volume performance, discussed above, as well as lower commodity input costs and manufacturing operating efficiencies due to increased production volume.

Retail product contribution margin decreased. An overall increase in volumes, as well as lower commodity input costs, were more than offset by increased advertising and promotion costs to support the business growth and increased transportation and warehousing costs resulting from the West Coast port labor dispute.

Other product contribution margin increased due to increased volumes and operating efficiencies.

SG&A Expenses (Includes allocated general corporate expenses)

SG&A expenses totaled $205.9 million for fiscal 2015, a decrease of $16.1 million compared to fiscal 2014.

SG&A expenses for fiscal 2015 reflected the following:

•	charges of $78.9 million in connection with expense allocations from ConAgra,

•	advertising and promotion spending of $19.4 million, and

•	expenses of $0.7 million in connection with the SCAE Plan.

SG&A expenses for fiscal 2014 included:

•	charges of $68.3 million in connection with expense allocations from ConAgra,

•	advertising and promotion spending of $21.8 million,

•	a charge of $13.9 million in connection with the impairment of a small, previously idled production facility,

•	a charge of $8.9 million in connection with the impairment of certain assets received in connection with the bankruptcy of an onion products supplier,

•	a benefit of $5.1 million in connection with the sale of land received in connection with the bankruptcy of an onion products supplier, and

•	expenses of $2.1 million in connection with the SCAE Plan.

Interest Expense, Net

Net interest expense was $6.1 million and $5.3 million for fiscal 2015 and 2014, respectively.

Income Taxes

Lamb Weston’s income tax expense was $140.4 million and $117.7 million in fiscal 2015 and 2014, respectively. The effective tax rate (calculated as the ratio of income tax expense to pre-tax income including equity method earnings) was 34% and 30% in fiscal 2015 and fiscal 2014, respectively. The fiscal 2014 effective tax rate included a benefit from a change in estimate related to tax methods used for certain international sales.

Equity Method Investment Earnings

Equity method investment earnings were $42.7 million and $29.6 million in fiscal 2015 and 2014, respectively. The equity method investment earnings are reported in the Other segment. The increase in fiscal 2015 compared to fiscal 2014 reflects higher profits for Lamb Weston Meijer. In fiscal 2014, earnings also reflected a $3.4 million charge relating to the year-end write-off of actuarial losses in excess of 10% of the pension liability for Lamb Weston Meijer.

Fiscal 2014 compared to Fiscal 2013

Net Sales

(dollars in millions)	Fiscal 2014 Net Sales	Fiscal 2013 Net Sales	% Inc (Dec)
Global	$1,493.2	$1,424.7	5%
Foodservice	865.7	917.7	(6)%
Retail	333.0	306.3	9%
Other	123.3	129.7	(5)%

Total	$2,815.2	$2,778.4	1%

Lamb Weston’s net sales for fiscal 2014 were $2.8 billion, an increase of $36.8 million, or 1%, compared to fiscal 2014.

The increase in Global net sales reflects organic volume growth in North American and International markets in fiscal 2014, as well as some acceleration of international sales in late fiscal 2014 as customers became concerned about disruption from the West Coast port labor dispute.

Foodservice net sales declined in fiscal 2014 due primarily to the loss of a significant portion of our business with a key distributor.

Retail net sales increased due to new distribution on licensed brands, new private label business, and the launch of new products.

Other results reflected reduced volume with existing customers as a result of increased price-based competition in our conventional frozen vegetable business, partially offset by growth in our organic frozen vegetable business.

Product Contribution Margin

(dollars in millions)	Fiscal 2014	Fiscal 2013	% Inc (Dec)
Global	$279.5	$323.5	(14)%
Foodservice	216.3	275.4	(21)%
Retail	49.8	44.8	11%
Other	18.4	20.6	(11)%

Total	$564.0	$664.3	(15)%

The decrease in product contribution margin in the Global segment in fiscal 2014 resulted from inflation in key inputs and poor quality raw potatoes, which adversely impacted our plant recoveries and throughputs.

Foodservice product contribution margin declined in fiscal 2014 due to pricing compression, the impact of a major foodservice customer not renewing a sizable amount of potato business at the end of fiscal 2013, inflation in key inputs, and poor quality raw potatoes, which adversely impacted plant recoveries and throughputs.

Retail product contribution margin increased modestly due to the increased sales discussed above as well as reduced advertising and promotion spending. These benefits were partially offset by inflation in key inputs and poor quality raw potatoes, which adversely impacted our plant recoveries and throughputs.

Other product contribution margin decreased as a result of lower net sales and inflation in key inputs.

SG&A Expenses (Includes general corporate expenses)

SG&A expenses totaled $222.0 million for fiscal 2014, a decrease of $40.9 million compared to fiscal 2013.

SG&A expenses for fiscal 2014 included:

•	charges of $68.3 million in connection with expense allocations from ConAgra,

•	advertising and promotion spending of $21.8 million,

•	a charge of $13.9 million in connection with the impairment of a small, previously idled production facility,

•	a charge of $8.9 million in connection with the impairment of certain assets received in connection with the bankruptcy of an onion products supplier,

•	a benefit of $5.1 million in connection with the sale of land received in connection with the bankruptcy of an onion products supplier, and

•	expenses of $2.1 million in connection with the SCAE Plan.

SG&A expenses for fiscal 2013 included:

•	charges of $97.6 million in connection with expense allocations from ConAgra,

•	advertising and promotion spending of $27.5 million,

•	expenses of $0.3 million in connection with restructuring plans, and

•	a charge of $10.1 million in connection with the impairment of certain assets received in the bankruptcy of an onion products supplier.

The remaining decrease in SG&A expenses was primarily attributable to lower payroll and related expenses due to reduced headcount.

SG&A expenses allocated from ConAgra in fiscal 2014 was favorably impacted by lower incentives and a reduction in our proportional share of overall corporate allocations due to ConAgra’s acquisition of a large business in fiscal 2013.

Interest Expense, Net

Net interest expense was $5.3 million for both fiscal 2014 and 2013.

Income Taxes

Lamb Weston’s income tax expense was $117.7 million and $151.9 million in fiscal 2014 and 2013, respectively. The effective tax rate (calculated as the ratio of income tax expense to pre-tax income including equity method earnings) was 30% for fiscal 2014 and 33% in fiscal 2013. The fiscal 2014 effective tax rate included a benefit from a change in estimate related to tax methods used for certain international sales.

Equity Method Investment Earnings

Equity method investment earnings were $29.6 million and $35.7 million in fiscal 2014 and 2013, respectively. The equity method investment earnings are reported in the Other segment. In fiscal 2014, earnings also reflected a $3.4 million charge relating to the year-end write-off of actuarial losses in excess of 10% of the pension liability of Lamb Weston Meijer.

Liquidity and Capital Resources

Sources of Liquidity and Capital

Lamb Weston’s liquidity needs are funded primarily by cash flows from its operations and, as needed, from the financial support of ConAgra.

Lamb Weston’s potato processing operations in China utilize a short-term credit facility of approximately $38.0 million to finance operating requirements for working capital. Borrowings under the facilities bear interest at 85% of the Peoples Bank of China rate (5.10% at May 31, 2015) and may be prepaid without penalty. ConAgra guarantees the full amount of the subsidiary’s obligations to the financial institution up to the maximum amount of the credit facility. At May 31, 2015, the total amount borrowed under the facility was approximately $3.5 million.

As of May 31, 2015, ConAgra held a LIBOR plus 2.00% promissory note from Lamb Weston BSW, LLC, which we refer to as Lamb Weston BSW, a consolidated variable interest entity of Lamb Weston, with a balance of $36.1 million. In addition, ConAgra provided lines of credit of up to $15.0 million to Lamb Weston BSW. During the third quarter of fiscal 2016, Lamb Weston BSW fully repaid the promissory note plus accrued interest and the promissory note and lines of credit were terminated. This repayment was partially funded with the issuance of a $30.0 million installment note with a financial institution. The note includes a $23.0 million fixed rate loan segment with interest at 4.34% and a $7.0 million variable rate loan segment with interest at LIBOR plus an applicable margin ranging from 1.90% to 2.30%, payable in semi-annual installments through fiscal 2032.

Lamb Weston does not maintain other significant separate financing sources with third parties. Historically, ConAgra has had adequate sources of liquidity to provide necessary financial support to Lamb Weston.

Upon completion of the spinoff, our capital structure and sources of liquidity will change significantly from our historical capital structure. Our businesses will no longer participate in cash management and funding arrangements with ConAgra, and we expect to incur debt. We will provide additional information regarding the debt that we expect to incur in an amendment to this information statement. Our internally generated cash flow will be used to invest in new product development, fund capital expenditures and fund working capital requirements. We expect our cash flows from operations to be adequate to support these requirements as well as service our future debt, pay expected future dividends, fund any share repurchases and fund future acquisitions, if any. Our ability to fund these capital needs will depend on our ongoing ability to generate cash from operations and to access our borrowing facilities and capital markets. We believe that our future cash from operations, together with our access to funds on hand, or available through borrowing facilities and capital markets, will provide adequate resources to fund our operating and financing needs for at least the next twelve months.

Cash Flows

In the first three quarters of fiscal 2016, Lamb Weston generated $221.1 million from operating activities, used $103.4 million for investing activities, used $111.5 million for financing activities, and had a decrease of $0.2 million in cash due to the effect of changes in foreign currency exchange rates. In fiscal 2015, Lamb Weston generated $353.7 million from operating activities, used $171.2 million for investing activities, used $177.7 million for financing activities, and had a decrease of $1.2 million in cash due to the effect of changes in foreign currency exchange rates.

Cash generated from operating activities totaled $221.1 million in the first three quarters of fiscal 2016, as compared to $165.4 million generated in the first three quarters of fiscal 2015. Net income was higher during the first three quarters of fiscal 2016, as compared to the first three quarters of fiscal 2015. Also, the increase in inventory balances during the first three quarters of fiscal 2015 was greater than the first three quarters of fiscal 2016, primarily due to lower volumes in international shipments due to the slowdown from the West Coast port labor dispute in fiscal 2015, as well as deflation in commodity inputs for the first three quarters of fiscal 2016. Cash generated from operating activities totaled $353.7 million in fiscal 2015, as compared to $386.4 million generated in fiscal 2014 and $302.6 million generated in fiscal 2013. The decrease for fiscal 2015 compared to fiscal 2014 is partially attributable to increases in inventory in fiscal 2015 resulting from lower volumes in international shipments due to the slowdown from the West Coast port labor dispute, expansion of potato manufacturing capacity in the United States and China, as well as larger potato harvests. Total dividends received from equity method investments in fiscal 2015, 2014, and 2013 were $12.0 million, $45.9 million, and $24.3 million, respectively.

Investing activities used $103.4 million in the first three quarters of fiscal 2016 compared to $134.8 million in the first three quarters of fiscal 2015. Investing activities in the first three quarters of fiscal 2016 consisted primarily of capital expenditures of $108.6 million. Investing activities in the first three quarters of 2015 consisted principally of capital expenditures of $76.1 million and the purchase of a potato manufacturer in China for $74.7 million. Capital expenditures in the first three quarters of fiscal 2016 were higher than the first three quarters of fiscal 2015 as a result of the significance of our plant expansions and improvements in the period. Investing activities used $171.2 million in fiscal 2015 compared to $173.2 million in fiscal 2014 and $106.4 million in fiscal 2013. Investing activities in fiscal 2015 consisted primarily of capital expenditures of $114.7 million and the acquisition of a potato manufacturer in China totaling $74.9 million. Changes in capital expenditures are due to the nature and timing of significant plant expansions and improvements.

Cash used for financing activities was $111.5 million in the first three quarters of fiscal 2016 compared to cash used in financing activities of $26.6 million in the first three quarters of fiscal 2015. Financing activities in the first three quarters of fiscal 2016 consisted primarily of net proceeds from short-term borrowings totaling $18.2 million, the issuance of long-term debt totaling $30.0 million, repayment of long-term debt of $38.5 million and net cash transfers to ConAgra of $115.0 million. Financing activities in the first three quarters of fiscal 2015 consisted primarily of net repayments of short term borrowings totaling $12.6 million, repayment of long-term debt of $2.0 million and net cash transfers to ConAgra of $1.6 million. Cash distributions paid to the noncontrolling interest of Lamb Weston BSW for the first three quarters of fiscal 2016 and 2015 totaled $6.2 million and $10.4 million, respectively. Cash used for financing activities totaled $177.7 million in fiscal 2015 compared to $199.6 million in fiscal 2014 and $203.6 million in fiscal 2013. These amounts primarily include the net cash outflows from Lamb Weston to ConAgra totaling $150.7 million, $189.1 million, and $194.1 million for fiscal 2015, 2014, and 2013, respectively. Cash distributions paid to the noncontrolling interest of Lamb Weston BSW, LLC for fiscal 2015, 2014, and 2013 totaled $11.3 million, $6.9 million, and $7.2 million respectively. Net short-term borrowing totaled $12.6 million for fiscal 2015.

Lamb Weston had cash and cash equivalents of $36.6 million at February 28, 2016 and $30.6 million at May 31, 2015, of which $28.2 million was held in foreign countries. Lamb Weston had cash and cash equivalents of $30.6 million at May 31, 2015, $27.0 million at May 25, 2014, and $13.1 million at May 26, 2013 of which

$11.5 million, $2.8 million, and $3.4 million, respectively, was held in foreign countries. Lamb Weston makes an assertion regarding the amount of earnings intended for permanent reinvestment outside the United States, with the balance available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries’ operational activities and future foreign investments. No related tax liability has been accrued as of February 28, 2016. At February 28, 2016, management does not intend to permanently repatriate additional foreign cash. Any future decision to repatriate foreign cash could result in an adjustment to the deferred tax liability after considering available foreign tax credits and other tax attributes. It is not practicable to determine the amount of any such deferred tax liability at this time.

Off-Balance Sheet Arrangements

Lamb Weston uses off-balance sheet arrangements (e.g., leases accounted for as operating leases) where sound business principles warrant their use. Lamb Weston may also periodically enter into guarantees and other similar arrangements as part of transactions in the ordinary course of business. These are described further in “Obligations and Commitments,” below.

Variable Interest Entities Not Consolidated

Lamb Weston has variable interests in certain entities that Lamb Weston has determined to be variable interest entities, but for which Lamb Weston is not the primary beneficiary. Lamb Weston does not consolidate the financial statements of these entities.

Lamb Weston holds a 50% interest in Lamb Weston RDO, a potato processing venture. Lamb Weston provides all sales and marketing services to Lamb Weston RDO. Lamb Weston receives a fee for these services based on a percentage of the net sales of the venture. Lamb Weston reflects the value of Lamb Weston’s ownership interest in this venture in other assets in Lamb Weston’s Condensed Combined Balance Sheets, based upon the equity method of accounting. The balance of our investment was $14.6 million, $12.6 million, and $16.0 million at May 31, 2015, May 25, 2014, and February 28, 2016, respectively, representing Lamb Weston’s maximum exposure to loss as a result of Lamb Weston’s involvement with this venture. The capital structure of Lamb Weston RDO includes owners’ equity of $32.1 million and term borrowings from banks of $41.1 million as of February 28, 2016. Lamb Weston has determined that Lamb Weston does not have the power to direct the activities that most significantly impact the economic performance of this venture.

Obligations and Commitments

As part of Lamb Weston’s ongoing operations, it enters into arrangements that obligate it to make future payments under contracts such as lease agreements, debt agreements, potato supply agreements, and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts). The unconditional purchase obligation arrangements are entered into in the normal course of business in order to ensure adequate levels of sourced product are available. Of these items, debt, notes payable, and capital lease obligations which totaled $140.2 million at February 28, 2016, were recognized as liabilities in Lamb Weston’s combined balance sheets. Operating lease obligations and unconditional purchase obligations, which totaled $485.3 million as of February 28, 2016, were not recognized as liabilities in Lamb Weston’s combined balance sheets, in accordance with generally accepted accounting principles.

A summary of Lamb Weston’s contractual obligations as of February 28, 2016 was as follows.

	Payments Due by Period (in millions)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt	$110.5	$2.6	$15.8	$6.8	$85.1
Capital lease obligations	7.9	1.3	1.6	0.5	4.5
Operating lease obligations	64.8	17.9	21.0	10.0	15.9
Purchase obligations[1]	420.5	74.4	51.8	36.0	258.3
Notes payable	21.8	21.8	—	—	—

Total	$625.5	$118.0	$90.2	$53.3	$363.8

1	Amount includes open purchase orders and agreements, some of which are not legally binding and/or may be cancellable. Such agreements are generally settleable in the ordinary course of business in less than one year. Excludes purchase commitments under potato supply agreements due to uncertainty of pricing and quantity.

Lamb Weston is also contractually obligated to pay interest on its long-term debt. The weighted average coupon interest rate of the long-term debt obligations outstanding as of February 28, 2016 was approximately 4.5%.

Lamb Weston holds a 49.99% interest in Lamb Weston BSW, a potato processing venture with Ochoa Ag Unlimited Foods, Inc., which we refer to as Ochoa. Lamb Weston provides all sales and marketing services to Lamb Weston BSW. Under certain circumstances, Lamb Weston could be required to compensate Ochoa for lost profits resulting from significant production shortfalls. Commencing on June 1, 2018, or on an earlier date under certain circumstances, Lamb Weston has a contractual right to purchase the remaining equity interest in Lamb Weston BSW from Ochoa, which we refer to as the call option. Lamb Weston is currently subject to a contractual obligation to purchase all of Ochoa’s equity investment in Lamb Weston BSW at the option of Ochoa, which we refer to as the put option. The purchase prices under the call option and the put option, which we refer to as the options, are based on the book value of Ochoa’s equity interest at the date of exercise, as modified by an agreed-upon rate of return for the holding period of the investment balance. The agreed-upon rate of return varies depending on the circumstances under which any of the options are exercised. As of February 28, 2016, the price at which Ochoa had the right to put its equity interest to Lamb Weston was $46.4 million. This amount, which is presented within other noncurrent liabilities in Lamb Weston’s combined balance sheets, is not included in the “Contractual Obligations” table above as the payment is contingent upon the exercise of the put option by Ochoa, and the eventual occurrence and timing of such exercise is uncertain.

As part of Lamb Weston’s ongoing operations, Lamb Weston also enters into arrangements that obligate it to make future cash payments only upon the occurrence of a future event (e.g., guarantees of debt or lease payments of a third party should the third party be unable to perform). In accordance with generally accepted accounting principles, the following commercial commitments are not recognized as liabilities in Lamb Weston’s combined balance sheets. A summary of Lamb Weston’s commitments, including commitments associated with equity method investments, as of February 28, 2016 was as follows:

	Amount of Commitment Expiration Per Period (in millions)
Other Commercial Commitments	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Guarantees	$38.2	$14.2	$5.4	$8.4	$10.2

Lamb Weston is a party to various potato supply agreements. Under the terms of certain such potato supply agreements, Lamb Weston has guaranteed repayment of short-term bank loans of the potato suppliers, under certain conditions. At February 28, 2016, the amount of supplier loans Lamb Weston has effectively guaranteed was $11.5 million, included in the table above. Lamb Weston has not established a liability for these guarantees, as Lamb Weston has determined that the likelihood of its required performance under the guarantees is remote.

Lamb Weston holds a 50% interest in Lamb Weston Meijer, a Netherlands joint venture, headquartered in the Netherlands, that manufactures and sells frozen potato products principally in Europe. Lamb Weston and its partner are jointly and severally liable for all legal liabilities of Lamb Weston Meijer. As of February 28, 2016, the total liabilities of Lamb Weston Meijer were $149.4 million. Lamb Weston Meijer is well capitalized, with partners’ equity of $264.4 million as of February 28, 2016. Lamb Weston has not established a liability on its balance sheets for the obligations of Lamb Weston Meijer, as Lamb Weston has determined the likelihood of any required payment to settle such liabilities of Lamb Weston Meijer is remote.

The obligations and commitments tables above do not include any reserves for uncertainties in income taxes, as Lamb Weston is unable to reasonably estimate the ultimate amount or timing of settlement of its reserves for income taxes. The liability for gross unrecognized tax benefits at February 28, 2016 was $4.3 million. The net amount of unrecognized tax benefits at February 28, 2016, that, if recognized, would impact Lamb Weston’s effective tax rate was $2.3 million. Recognition of these tax benefits would have a favorable impact on its effective tax rate.

Critical Accounting Estimates

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on Lamb Weston’s historical experiences combined with management’s understanding of current facts and circumstances. Certain of Lamb Weston’s accounting estimates are considered critical as they are both important to the portrayal of its financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting estimates considered critical by management.

Income Taxes

Lamb Weston’s income tax expense is based on Lamb Weston’s income, statutory tax rates, and tax planning opportunities available in the various jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining Lamb Weston’s income tax expense and in evaluating its tax positions, including evaluating uncertainties. Lamb Weston reviews tax positions at least quarterly and adjusts the balances as new information becomes available. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the tax bases of assets and liabilities and their carrying amounts in Lamb Weston’s balance sheets, as well as from net operating loss and tax credit carryforwards. Lamb Weston evaluates the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These estimates of future taxable income inherently require significant judgment. Lamb Weston uses historical experience and short and long-range business forecasts to develop such estimates. Further, Lamb Weston employs various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. To the extent management does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Further information on income taxes is provided in Note 11 “Pre-tax Income and Income Taxes” to the combined financial statements.

Employment-Related Benefits

ConAgra offers plans that are shared amongst its businesses, including Lamb Weston. In these cases, the participation of employees in these plans is reflected in the combined financial statements as though Lamb

Weston participates in a multiemployer plan with ConAgra. A proportionate share of the cost is reflected in the combined financial statements. Assets and liabilities of such plans are retained by ConAgra. Further information on the ConAgra plan is discussed in ConAgra’s Annual Report on Form 10-K for the year ended May 31, 2015.

Impairment of Long-Lived Assets (including property, plant and equipment), Identifiable Intangible Assets, and Goodwill

Lamb Weston reduces the carrying amounts of long-lived assets (including property, plant and equipment) to their fair values when their carrying amount is determined to not be recoverable. Lamb Weston generally compares undiscounted estimated future cash flows of an asset or asset group to the carrying values of the asset or asset group. If the undiscounted estimated future cash flows exceed the carrying values of the asset or asset group, no impairment is recognized. If the undiscounted estimated future cash flows are less than the carrying values of the asset or asset group, Lamb Weston writes-down the asset or assets to their estimated fair values. The estimates of fair value are generally in the form of appraisal, or by discounting estimated future cash flows of the asset or asset group.

Determining the useful lives of intangible assets also requires management judgment. Certain brand intangibles are expected to have indefinite lives based on their history and Lamb Weston’s plans to continue to support and build the acquired brands, while other acquired intangible assets (e.g., customer relationships) are expected to have determinable useful lives. Lamb Weston’s estimates of the useful lives of definite-lived intangible assets are primarily based upon historical experience, the competitive and macroeconomic environment, and its operating plans. The costs of definite-lived intangibles are amortized to expense over their estimated life.

Lamb Weston reduces the carrying amounts of indefinite-lived intangible assets, and goodwill to their fair values when the fair value of such assets is determined to be less than their carrying amounts (i.e., assets are deemed to be impaired). Fair value is typically estimated using a discounted cash flow analysis, which requires Lamb Weston to estimate the future cash flows anticipated to be generated by the particular asset being tested for impairment as well as to select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, Lamb Weston considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by management in such areas as future economic conditions, industry-specific conditions, product pricing, and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets and identifiable intangible assets.

In assessing other intangible assets not subject to amortization for impairment, Lamb Weston has the option to perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of such an intangible asset is less than its carrying amount. If Lamb Weston determines that it is not more likely than not that the fair value of such an intangible asset is less than its carrying amount, then Lamb Weston is not required to perform any additional tests for assessing intangible assets for impairment. However, if Lamb Weston concludes otherwise or elects not to perform the qualitative assessment, then Lamb Weston is required to perform a quantitative impairment test that involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

If Lamb Weston performs a quantitative impairment test in evaluating impairment of its indefinite lived brands/trademarks, Lamb Weston utilizes a “relief from royalty” methodology. The methodology determines the fair value of each brand through use of a discounted cash flow model that incorporates an estimated “royalty rate” Lamb Weston would be able to charge a third party for the use of the particular brand. When determining the future cash flow estimates, Lamb Weston must estimate future net sales and a fair market royalty rate for each applicable brand and an appropriate discount rate to measure the present value of the anticipated cash flows.

Estimating future net sales requires significant judgment by management in such areas as future economic conditions, product pricing, and consumer trends. In determining an appropriate discount rate to apply to the estimated future cash flows, Lamb Weston considers the current interest rate environment and its estimated cost of capital.

In fiscal 2015, Lamb Weston elected to perform a quantitative impairment test for indefinite lived intangibles. There were no impairment charges recognized in fiscal 2015 and 2014.

Goodwill is tested annually for impairment of value and whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have negative effects on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

In testing goodwill for impairment, Lamb Weston has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If Lamb Weston elects to perform a qualitative assessment and determines that an impairment is more likely than not, it is then required to perform a quantitative impairment test, otherwise no further analysis is required. Lamb Weston also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

Under the goodwill qualitative assessment, various events and circumstances that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital between the current and prior years for each reporting unit.

Under the two-step quantitative impairment test, the first step of the evaluation involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Fair value is typically estimated using a discounted cash flow analysis, which requires Lamb Weston to estimate the future cash flows anticipated to be generated by the reporting unit being tested for impairment as well as to select a risk-adjusted discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, Lamb Weston considers historical results adjusted to reflect current and anticipated operating conditions. Lamb Weston estimates cash flows for the reporting unit over a discrete period (typically four or five years) and the terminal period (considering expected long term growth rates and trends). Estimating future cash flows requires significant judgment by management in such areas as future economic conditions, industry-specific conditions, product pricing, and necessary capital expenditures. The use of different assumptions or estimates for future cash flows or significant changes in risk-adjusted discounts rates due to changes in market conditions could produce substantially different estimates of the fair value of the reporting unit.

If the fair value of a reporting unit determined in the first step of the evaluation is lower than its carrying value, Lamb Weston proceeds to the second step, which compares the carrying value of goodwill to its implied fair value. In estimating the implied fair value of goodwill for a reporting unit, Lamb Weston must assign the fair value of the reporting unit (as determined in the first step) to the assets and liabilities associated with the reporting unit as if the reporting unit had been acquired in a business combination (i.e., Lamb Weston estimates the fair value of each asset and liability held in the reporting unit). The various assets and liabilities within the reporting unit are generally not adjusted to their new, estimated fair values (unless impairments of any individual assets are indicated). The implied goodwill is equal to the residual of the estimated fair value of the reporting unit over the estimated fair values of each identifiable asset and liability within the reporting unit. Any excess of the carrying value of goodwill of the reporting unit over its implied fair value is recorded as impairment. There were no impairment charges recognized in fiscal 2015 and 2014.

Cost Allocations

ConAgra provides a variety of services to Lamb Weston, such as treasury and cash management, procurement, information technology, general accounting and finance, payroll and human resources, legal and communications, real estate and facilities, and other general and administrative stewardship. To the extent that costs were not directly attributable to Lamb Weston (direct costs primarily include restructuring charges and employee benefits for Lamb Weston personnel which include certain stock-based compensation, pension and postretirement benefits, healthcare and workers’ compensation), ConAgra allocates certain selling, general and administrative costs to Lamb Weston based on specific metrics correlated with the cost of these services (e.g., employee headcount, net sales, square footage of office space, etc.).

The above allocations were consistent with historical allocations for Lamb Weston; however, ConAgra does not historically allocate certain other corporate costs to its various segments. For any remaining indirect corporate costs which support Lamb Weston, Lamb Weston has been allocated additional selling, general and administrative costs using an equal weighting between the Lamb Weston product contribution margin (net sales less cost of goods sold and advertising and promotion expenses) and Lamb Weston total assets relative to consolidated ConAgra product contribution margin and total assets.

Although it is not practicable to estimate what such costs would have been if Lamb Weston had operated as a separate entity, Lamb Weston considers such allocations to have been made on a reasonable basis. Further information on income taxes is provided in Note 2 “Transactions with Affiliated Companies” to the combined financial statements.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP. On July 9, 2015, the FASB deferred the effective date of the new revenue recognition standard by one year. Based on the FASB’s ASU, Lamb Weston will apply the new revenue standard in its fiscal year 2019. Early adoption in fiscal year 2018 is permitted. Lamb Weston is evaluating the effect that ASU 2014-09 will have on its combined financial statements and related disclosures. The standard permits the use of either the retrospective or cumulative effect transition method.

In July 2015, the FASB issued ASU 2015-11, Inventory, which requires an entity to measure inventory within the scope at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. Lamb Weston does not expect this ASU to have a material impact to its combined financial statements. The standard is to be applied prospectively.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which will require entities to present deferred tax assets (DTAs) and deferred tax liabilities (DTLs) as noncurrent in a classified balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in a classified balance sheet. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. The standard is to be applied prospectively or retrospectively.

In February 2016, the FASB issued its final lease accounting standard, FASB Accounting Standard Codification, or ASC, Topic 842, Leases, which requires lessees to reflect most leases on their balance sheet as assets and obligations. The effective date for the standard is for fiscal years beginning after December 15, 2018. Early adoption is permitted. Lamb Weston is evaluating the effect that ASC 842 will have on its consolidated financial statements and related disclosures. The standard is to be applied under the modified retrospective method, with elective reliefs, which requires application of the new guidance for all periods presented.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosures about market risk will be provided in an amendment to this information statement.

BUSINESS

Lamb Weston

Lamb Weston is a leading global producer, provider, and marketer of value-added frozen potato products. We are the number one supplier of value-added frozen potato products in North America—the largest market for frozen potato products in the world. We are also a leading supplier of value-added frozen potato products internationally, with a strong and growing presence in high-growth emerging markets. We offer a broad product portfolio to a diverse channel and customer base in over 100 countries. French fries represent the majority of our valued-added frozen potato product portfolio, and are considered one of the world’s favorite foods.

The highly-experienced Lamb Weston team has deep expertise in processing potatoes into value-added products and delivering innovative customer solutions. As an independent public company, we will continue to focus on driving sustainable, profitable growth by offering innovative products and customer-centric solutions that leverage our advantaged manufacturing and processing footprint, while also maintaining a balanced capital allocation strategy.

In fiscal 2016, our net sales totaled             , our net income attributable to Lamb Weston totaled             , our adjusted EBITDA totaled              and we generated cash from operations of              . For a reconciliation of adjusted EBITDA to its most directly comparable financial measure under U.S. GAAP and the reasons why we believe the presentation of adjusted EBITDA is useful to investors, see “Selected Historical Condensed Combined Financial Data.”

Key Business Strengths

We believe the frozen potato category is highly attractive, and we have several business strategies that differentiate us from our competitors and contribute to our ongoing success:

We are a leader in the highly-attractive global value-added frozen potato category, which enjoys favorable domestic and international business dynamics

The frozen potato category is attractive domestically, with significant scale and strong growth opportunities. According to the USDA Economic Research Service, more than 50% of 2015 domestic food spending occurred away-from-home. At the same time, French fries are widely available on restaurant menus, with over 60% of restaurants in the United States featuring French fries. The United States represents the largest portion of global frozen potato sales, accounting for approximately 35% of global volume in 2015.

Internationally, the opportunity to expand consumption of frozen potato products is significant. According to Euromonitor, by 2020 the sale of frozen processed potatoes is forecasted to grow by 2.7 billion pounds, representing a 2% CAGR overall. Global unit expansion by quick service restaurants, coupled with growing out-of-home food consumption by the emerging middle class and increasing per-capita consumption of value-added potatoes contribute to the growth opportunity in our product categories. Industry-wide, the export volume of frozen potato products to South America, Russia, the Middle East and China has grown at high single or double digits in recent years.

As the number one producer in North America and with a strong and growing international presence, we are uniquely positioned to capture category growth.

As one of the few industry participants with national and global reach and capabilities, Lamb Weston is uniquely positioned to capitalize on the attractive growth prospects of the frozen potato category. Based on our estimates, Lamb Weston is the North American frozen potato category leader, providing a diverse portfolio of value-added frozen potato products. Outside of the United States, we believe we are the second largest supplier of frozen potato products, by volume, with a presence across over 100 countries and a strong position in high-growth emerging markets.

We intend to use a strong pipeline of strategic initiatives and strong customer relationships, combined with our acquisition and alliance expertise, to maintain our share leadership in North America, and capture increasing share in the highest-growth international markets. For example, we recently acquired a factory in Shangdu, Inner Mongolia, China, creating a platform that provides in-country production to further service the growing Asia market. In addition, we recently announced our participation in a joint venture in Russia, where frozen potato product volumes have grown at a compounded double digit rate in recent years.

We have strong, long-standing and collaborative customer relationships.

We benefit from strong relationships with a diverse set of customers. We sell our products across a variety of food channels, and have deep and long-tenured relationships with leading quick service and fast casual restaurants, global foodservice distributors and large grocery retailers. We have developed customer intimacy with our key accounts over time through a focus on world-class customer service and customer-focused innovation. We have also made investments in developing cutting-edge research and innovation capabilities that enable customer-focused solutions. We recently opened a state-of-the-art global research and innovation center in Richland, Washington to enhance these efforts.

Our integrated value delivery system provides scale and cost advantages.

Over our 50-year history as a potato processor, we have built an integrated value delivery system that provides us scale and cost advantages. First, we have positioned Lamb Weston to have access to high-quality potatoes on an annual basis. We have built long-term relationships with potato growers, developed deep agronomic expertise and, to a modest extent, vertically integrated our operations. Second, we have developed highly-efficient processing capabilities. Our potato processing facilities are located in regions that together account for approximately 90% of global potato production. This sourcing and production footprint provides access to cost-advantaged potatoes and an export-cost advantage to key international markets. In addition, we have continued to invest in our facilities. From fiscal 2014 to 2016, we completed significant strategic capital investments for capacity expansion that position Lamb Weston to capture both North American and international growth opportunities.

Our experienced management team has a proven track record of consistently delivering strong free cash flow conversion.

We have a deep bench of talented management, and have developed an organizational culture that values and has delivered a continuous improvement mindset. As a result, we have a successful track record of delivering top-line growth and attractive margins. In fiscal years 2016, 2015 and 2014, we delivered net sales, net income attributable to Lamb Weston and adjusted EBITDA as follows:

($ in millions)	Net Sales		Net Income Attributable to Lamb Weston		Adjusted EBITDA
2016	$		$		$
2015		$2,925.0		$268.3	$
2014		$2,815.2		$260.9	$

Our management team expects to continue to deliver topline growth and pursue margin expansion through cost reduction initiatives and productivity improvements. Upon our separation from ConAgra, we believe we will be able to generate attractive long-term stockholder value by utilizing cash flow generation to support our growth initiatives, reduce indebtedness, and return capital to stockholders.

Key Business Strategies

We are pursuing the following strategies to achieve sustainable, profitable growth:

Expand our market-leading position in value-added frozen potato products in North America.

We are focused on expanding and enhancing our relationships with our diverse North American customer base, in the restaurant, distributor/operator and retail channels. We intend to continue our focus on customer intimacy through research, innovation and service initiatives. We also expect to continue to invest in our advantaged sourcing, production and supply chain footprint.

Further optimize our global footprint and capabilities to capture emerging-market growth.

To capture the meaningful opportunities in the frozen potato category abroad, we plan to continue to invest in our growing export business. We also expect to augment our domestic sourcing and processing capacity in targeted international markets through a disciplined approach of acquisitions, joint ventures, and alliances. We also intend to enhance our international customer relationships through the continued development of value-added, market-appropriate solutions and products.

Domestically and abroad, drive growth through our customer partnerships.

We anticipate building on our 50-year history of partnerships with customers to support their North American and international growth plans. Customer-focused innovation will help us to develop new forms of premium, value-added potato products, expand menu offerings and occasions, and enhance preparation processes, taste and quality. We also expect to continue to distinguish Lamb Weston from the competition with superior end-to-end customer service.

Relentlessly pursue effectiveness and efficiency along our integrated value delivery system.

We expect to enhance the quality and yield of our potato inputs, and optimize our overall input costs, by maintaining an advantaged sourcing strategy and manufacturing footprint, and continuously improving our manufacturing efficiency. We will continue to optimize total delivered costs utilizing our global supply chain network.

Create value for stockholders through growth and balanced capital allocation.

Following the spinoff, we believe that our growth profile and strong free cash flow generation will enable us to deliver attractive long-term stockholder value and pursue a balanced approach to capital allocation. We intend to drive growth while also strengthening our balance sheet through debt reduction and returning capital to stockholders.

Industry Segments and Geographical Financial Information

We report our operations in four reporting segments: Global, Foodservice, Retail and Other. The contributions of each reporting segment to net sales, operating profit and identifiable assets, as well as information regarding international operations, are set forth in Note 19 “Business Segments and Related Information” to the combined financial statements.

Global

Our Global reporting segment, representing approximately $1.7 billion of fiscal 2016 net sales, includes frozen potatoes, frozen sweet potatoes, frozen vegetables and frozen appetizers sold to restaurants, distributors, industrial manufacturers, retailers and cash and carry operators. Products are sold under the Lamb Weston®

brand, as well as many customer labels. We serve the top 100 restaurant chain customers in North America (approximately 60% of our net sales) as well as global chains, distributors and independent operators across Latin America, Asia Pacific and the Middle East (approximately 40% of our net sales), utilizing our North American, European and Chinese sourcing bases in order to do so. The segment’s largest customer, McDonald’s Corporation and its affiliates, accounted for approximately 12%, 12% and 14% of Lamb Weston’s combined net sales for fiscal 2016, 2015 and 2014, respectively. The Global sales function is performed primarily by a direct sales force, and brought to market by strategic importer/distributor relationships. There is a high degree of annual contracting activity in the segment, with some contracts driven by multi-year agreements.

Foodservice

Our Foodservice reporting segment accounted for approximately $900 million of fiscal 2016 net sales and principally includes frozen potato products sold primarily to regional chain and independent restaurants, as well as food service distributors in the United States and Canada. Sales to these customers account for the vast majority of this segment’s sales. The ultimate purchasers of our products (i.e., customers of the broad line foodservice customers), include businesses, primary, secondary and post-secondary educational institutions, independent restaurants, regional chain restaurants, and convenience stores. The primary products for this reporting segment are frozen potatoes and frozen sweet potatoes. The segment’s results also include sales of frozen appetizer items and frozen commercial ingredients, primarily frozen vegetables. Products are sold under the Lamb Weston brand, as well as customer labels.

Retail

Our Retail reporting segment accounted for approximately $400 million of fiscal 2016 net sales and principally includes private label and licensed branded frozen potato products and other frozen prepared products, sold primarily to retail customers in the United States. The segment’s products are sold in the freezer section, and are also found in the prepared foods (i.e., Deli) section of many retailers. The segment’s product portfolio includes consumer facing frozen specialty potato and frozen sweet potato items that are sold under the retailer’s own brands and licensed equities such as Alexia®, the leading natural and organic frozen potato brand, which is licensed from ConAgra, and the brand names of major North American restaurant chains.

Other

The Other segment accounted for approximately $121 million of fiscal 2016 net sales and primarily includes equity earnings from our joint ventures with Lamb Weston Meijer and Lamb Weston RDO. The segment also includes the results of operations from Lamb Weston’s frozen vegetable and dairy businesses.

Acquisitions

In July 2014, we acquired TaiMei Potato Industry Limited, a potato processor in China. The purchase included property and equipment associated with making frozen potato products. This business is included in the Global reporting segment.

General

The following comments pertain to all of our reporting segments.

Competition

We experience intense competition for sales of our products. In foodservice channels, we compete with other providers of value-added frozen potato products and customized food items. In retail channels, our products compete with widely advertised, well-known, branded food, as well as private labeled items. Significant competitors include the J.R. Simplot Company, McCain Foods, Cavendish Farms, and The Kraft Heinz Company. Some of our competitors are larger and have greater resources than we have. We compete primarily on the basis of quality, price, value and customer service, innovation, brand recognition and brand loyalty.

We bill customers in U.S. dollars and, as a result, currency exchange rates may impact our competitive position with respect to international sales.

Backlog

We manufacture primarily to fill customer orders from finished goods inventories. While at any given time there may be some backlog of orders due to the seasonal nature of our manufacturing and inventory, such backlog is not material in respect to annual net sales, and the changes of backlog orders from time to time are not significant.

Raw Materials

Our primary raw materials are potatoes, edible oils, energy and packaging. We source the majority of our raw potatoes under both strategic, long-term grower relationships and shorter-term annual contracts. We believe that the grower network to which we have access provides a sufficient source of raw potato inputs year-to-year. We source edible oils through strategic relationships with key suppliers and we source energy and packaging materials through multiple suppliers under a variety of agreement types.

The prices paid for these raw materials, as well as other raw materials used in making our products, generally reflect factors such as weather, commodity market fluctuations, currency fluctuations, tariffs and the effects of governmental agricultural programs. Although the prices of raw materials can be expected to fluctuate as a result of these factors, we believe such raw materials to be in adequate supply.

From time to time, we have faced increased costs for our significant raw materials, packaging and energy inputs. We seek to mitigate higher input costs through hedging activities where an active market for an input exists, as well as through our productivity and pricing initiatives.

Research and Development

We leverage our research and development resources for both growth and efficiency initiatives. We drive growth through innovation by creating new products, enhancing the quality of existing products, and participating in joint menu planning exercises with foodservice customers. We also emphasize sustainability in our research and development activities, and continue to drive processing innovations aimed at reducing waste and water usage. Research and development expense was $        million, $7.2 million and $7.6 million in fiscal 2016, 2015 and 2014, respectively.

Environmental and Regulatory Matters

Many of our facilities and the products we make are subject to various laws and regulations administered by the USDA, the FDA, the U.S. Occupational Safety and Health Administration and other federal, state, local and foreign governmental agencies relating to the food safety and quality, sanitation, safety and health matters, and environmental control. We believe that we comply with such laws and regulations in all material respects, and that continued compliance with such regulations will not have a material adverse effect upon our capital expenditures, earnings, or competitive position.

Legal Proceedings

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our combined financial position, results of operations or cash flows.

Patents, Trademarks and Licenses

Our trademarks are of material importance to our business and are protected by registration or other means in the United States and most other geographic markets where the related food items are sold. Some of our food items are sold under brands, including the Alexia brand, that are licensed from others. We also actively develop and maintain a portfolio of patents, although no single patent is considered material to the business as a whole. We have proprietary trade secrets, technology, know-how, processes and other intellectual property rights that are not registered. See “Relationship with ConAgra After the Spinoff—Agreements Between ConAgra and Us—Trademark License Agreement.”

Employment

At May 29, 2016, Lamb Weston and its subsidiaries had approximately 6,700 employees, with approximately 6,000 based in the United States. Approximately 24% of our employees are parties to collective bargaining agreements. Of the employees subject to collective bargaining agreements, approximately 56% are parties to collective bargaining agreements scheduled to expire during fiscal 2017. We believe our relationships with employees and their representative organizations are good.

Properties

We are headquartered in Boise, Idaho and have an additional office location in Kennewick, Washington. We also maintain a research and development facility in Richland, Washington.

The manufacturing assets of Lamb Weston are shared across all reporting segments. Output from these facilities used by each reporting segment can change from fiscal year to fiscal year. Therefore, it is impracticable to allocate those assets to the reporting segments, as well as disclose total assets by segment. We or our joint ventures own or lease potato processing facilities in the following locations: American Falls, ID; Twin Falls, ID; Delhi, LA; Hermiston, OR; Boardman, OR; Connell, WA; Richland, WA; Paterson, WA; Pasco, WA; Warden, WA; Quincy, WA; Park Rapids, MN; Taber, Alberta, Canada; Wisbech, UK; Kruiningen, the Netherlands; Oosterbierum, the Netherlands; Bergen op Zoom, the Netherlands; Hollabrunn, Austria; and Shangdu, Inner Mongolia, China.

In addition to these processing facilities, we and our joint ventures own or lease warehouses and distribution facilities in China, Holland, Canada, and the United States. We also own and lease over 20,000 acres of farmland in eastern Washington. We use this farm as a source of raw materials, to better understand the costs of growing potatoes and to deploy agronomic research.

Our facilities vary in age and condition, and each of them has an active maintenance program to ensure a safe operating environment and to keep the facilities in good condition. All our buildings are in satisfactory operating condition to conduct our business as intended.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to our related party transactions approval policy related persons transactions will be provided in an amendment to this information statement.

RELATIONSHIP WITH CONAGRA AFTER THE SPINOFF

Historical Relationship with ConAgra

We are currently a wholly owned subsidiary of ConAgra. We were incorporated in Delaware on July 5, 2016. In conjunction with the spinoff, ConAgra will transfer to us all the assets and generally all the liabilities relating to ConAgra’s frozen potato products business, which ConAgra intends to separate from its other operations. As a result of the historical relationship between us and ConAgra, in the ordinary course of our business, we and our subsidiaries have received various services provided by ConAgra and some of its other subsidiaries, including treasury and cash management, procurement, information technology, general accounting and finance, payroll and human resources, legal and communications, real estate and facilities, and other general and administrative stewardship. Our audited combined financial statements include allocations by ConAgra of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and ConAgra consider to provide a reasonable reflection of the use of those services.

ConAgra’s Distribution of Our Shares

ConAgra will be our sole stockholder until completion of the spinoff. In the spinoff, ConAgra is distributing its entire equity interest in us to its stockholders as described in more detail in the section entitled “The Spinoff.” The spinoff will be subject to a number of conditions, some of which are more fully described above under “The Spinoff—Spinoff Conditions and Termination.”

Agreements Between ConAgra and Us

In the discussion that immediately follows, we have summarized the terms of material agreements that we intend to enter into with ConAgra in connection with the spinoff and to govern our ongoing relationship with ConAgra following the spinoff. The summaries of these agreements are not complete and are qualified by reference to the terms of the agreements, the forms of which will be included as exhibits to the registration statement on Form 10, of which this information statement is a part. We encourage you to read the full text of those agreements. The terms of those agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spinoff.

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the spinoff, including provisions relating to the principal intercompany transactions required to effect the spinoff, the conditions to the spinoff and provisions governing the relationships between ConAgra and us after the spinoff.

Transfer of Assets and Assumption of Liabilities. The separation and distribution agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in advance of our separation from ConAgra so that each of Lamb Weston and ConAgra retains the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the reorganization.

Representations and Warranties. In general, neither ConAgra nor we will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the separation and distribution agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The separation and distribution agreement will govern ConAgra’s and our respective rights and obligations regarding the proposed distribution. Prior to the distribution, ConAgra will deliver all of our issued and outstanding shares of common stock to the distribution agent. On the distribution date, ConAgra will instruct the distribution agent to electronically deliver shares of our common stock to ConAgra’s stockholders based on the distribution ratio. The ConAgra board of directors will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Conditions. The separation and distribution agreement will also provide that several conditions must be satisfied or waived by ConAgra, at the direction of its board of directors in its sole and absolute discretion, before the distribution can occur. For further information about these conditions, see “The Spinoff—Spinoff Conditions and Termination.” The ConAgra board of directors may, in its sole and absolute discretion, determine the record date, the distribution date and the terms of the spinoff and may at any time prior to the completion of the spinoff decide to abandon or modify the spinoff.

Termination. ConAgra, at the direction of its board of directors in its sole and absolute discretion, may terminate the separation and distribution agreement at any time prior to the distribution.

Release of Claims. ConAgra and we will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to exceptions set forth in the separation and distribution agreement.

Indemnification. ConAgra and we will each agree to indemnify the other and each of the other’s past and present directors, officers and employees, and each of their successors and assigns, against certain liabilities incurred in connection with the spinoff and our and ConAgra’s respective businesses. The amount of either ConAgra’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The separation and distribution agreement will also specify procedures regarding claims subject to indemnification.

Tax Matters Agreement

In connection with the spinoff (together with certain related transactions), we and ConAgra will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the spinoff (or certain related transactions) to qualify as tax-free for U.S. federal income tax purposes. The tax matters agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

In general, the tax matters agreement will govern the rights and obligations that we and ConAgra have after the spinoff with respect to taxes for both pre- and post-closing periods. Under the tax matters agreement, ConAgra generally will be responsible for all of our pre-closing income taxes that are reported on (i) combined tax returns with ConAgra or any of its affiliates and (ii) tax returns that include tax items attributable to both (x) Lamb Weston and (y) any of ConAgra’s remaining businesses. We will generally be responsible for all other income taxes and all non-income taxes primarily related to Lamb Weston that are due and payable after the spinoff.

The tax matters agreement will further provide that:

•	Without duplication of our indemnification obligations described in the prior paragraph, we will generally indemnify ConAgra against (i) taxes arising in the ordinary course of business for which we are responsible (as described above) and (ii) any liability or damage resulting from a breach by us or any of our affiliates of a covenant made in the tax matters agreement; and

•	ConAgra will indemnify us against taxes for which ConAgra is responsible under the tax matters agreement (as described above).

In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding.

Further, the tax matters agreement generally will prohibit us and our affiliates from taking certain actions that could cause the spinoff and certain related transactions to fail to qualify for their intended tax treatment, including:

•	during the two-year period following the distribution date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

•	during the two-year period following the distribution date, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

•	during the two-year period following the distribution date, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

•	during the two-year period following the distribution date, we may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20% of our common stock (in the aggregate);

•	during the two-year period following the distribution date, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

•	more generally, we may not take any action that could reasonably be expected to cause the spinoff and certain related transactions to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code.

In the event that the spinoff and certain related transactions fail to qualify for their intended tax treatment, in whole or in part, and ConAgra is subject to tax as a result of such failure, the tax matters agreement will determine whether ConAgra must be indemnified for any such tax by us. As a general matter, under the terms of the tax matters agreement, we are required to indemnify ConAgra for any tax-related losses in connection with the spinoff due to any action by us or any of our subsidiaries following the spinoff. Therefore, in the event that the spinoff and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries, we will generally be required to indemnify ConAgra for the resulting taxes.

Employee Matters Agreement

We intend to enter into an employee matters agreement with ConAgra that will generally provide that each of ConAgra and Lamb Weston has responsibility for its own employees and compensation plans, subject to certain exceptions as described in the agreement. Among other things, the employee matters agreement also provides for Lamb Weston’s assumption of certain employment-related contracts that its employees originally entered into with ConAgra, the allocation of certain employee liabilities and the cooperation between us and ConAgra in the sharing of employee information.

In general, our employees currently participate in various retirement, health and welfare, and other employee benefit and compensation plans maintained by ConAgra. Information with respect to the benefit and compensation plans to exist following the spinoff will be provided in an amendment to this information statement.

Transition Services Agreement

We and ConAgra will enter into a transition services agreement under which ConAgra will provide and/or make available various administrative services and assets to us. The term of the transition services agreement is expected to be a period of      months or less beginning on the distribution date. We will describe the services to be provided pursuant to this agreement in an amendment to this information statement.

In consideration for such services, we will pay fees to ConAgra for the services provided, and those fees will be based on the direct and indirect costs for such services.

The personnel performing services under the transition services agreement will be employees and/or independent contractors of ConAgra or its subsidiaries and will not be under our direction or control.

The transition services agreement will also contain customary mutual indemnification provisions.

Any extension or renewal of the transition services agreement beyond the      months after the distribution date will be subject to the mutual agreement of ConAgra and us.

Trademark License Agreement

We intend to enter into a trademark license agreement with ConAgra, under which ConAgra will license certain trademarks to us in connection with the operations of our business including, without limitation, the Alexia trademark. The license, subject to certain limitations and exceptions, will be perpetual, irrevocable, fully paid-up, royalty-free, and worldwide. The trademark license agreement will address the specific categories in which the trademark may be used.

Other Arrangements

Information with respect to any other arrangements between ConAgra and us will be provided in an amendment to this information statement.

MANAGEMENT

Our Directors Following the Spin off

The following table and biographies present information, as of July 1, 2016, concerning the individuals whom we expect to serve as our directors following the spinoff, including their respective business experience. The following also includes information about all public company directorships each individual currently holds or held during the past five years.

Name	Age	Position
Timothy R. McLevish	61	Executive Chairman

Thomas P. Werner	50	President, Chief Executive Officer and Director

Mr. McLevish will be our Executive Chairman upon our separation from ConAgra Foods. He currently serves as a consultant to Walgreens Boots Alliance, Inc., formerly Walgreens Co. (the nation’s largest drugstore chain). In this capacity, Mr. McLevish provides advice and counsel to the Chief Executive Officer of Walgreens Boots Alliance, Inc. on matters relating to strategy, business development and M&A. Prior to this role, Mr. McLevish served as Chief Financial Officer of Walgreens Boots Alliance, Inc. from January 2015 to February 2015 and Executive Vice President and Chief Financial Officer of Walgreens Co. from August 2014 to December 2014. From October 2007 to April 2014, Mr. McLevish held various positions within Kraft Foods Group and Kraft Foods Inc. (a consumer packaged food company), including Executive Vice President and Chief Financial Officer. Before joining Kraft Foods, Mr. McLevish was the Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company Limited (a diversified industrial company), from May 2002 to August 2007. Prior to that, he held a series of finance, administration and leadership roles for Mead Corporation (a forest products company), which he joined in 1987. His final role with Mead was Vice President and Chief Financial Officer. In addition, he is a certified public accountant. Mr. McLevish currently serves on the boards of directors for ConAgra Foods, Inc., where he is a member of the audit committee, Kennametal, Inc., where he is the chair of the audit committee and a member of the nominating/corporate governance committee, and US Foods Holding Corp., where he is a member of the audit committee, the compensation committee and the nominating and corporate governance committee.

Mr. Werner will be our President and Chief Executive Officer and a member of our board of directors. He currently serves as President, Commercial Foods, for ConAgra. In this role, which he has held since May 2015, he leads the company’s Lamb Weston and Foodservice businesses, as well as its Spicetec Flavors & Seasonings and J.M. Swank operations (both of which are in the process of being divested). Mr. Werner also served as interim President of ConAgra’s Private Brands from June 2015 through divestiture in February 2016. Prior to his appointment as President, Commercial Foods, Mr. Werner served as Senior Vice President of Finance for ConAgra’s Private Brands and Commercial Foods operating segments from June 2013 to April 2015, and Senior Vice President of Finance for Lamb Weston from May 2011 until June 2013. Mr. Werner is part of the governing committee representing Lamb Weston in the Lamb Weston Meijer joint venture and currently serves on the board of directors of Ardent Mills, LLC, where he is a member of the audit committee.

Information with respect to our board leadership structure and the identities and biographies of the balance of our board will be provided in an amendment to this information statement.

Agreement with Significant Stockholder

On May 27, 2016, ConAgra entered into an amended and restated cooperation agreement with one of its significant stockholders, JANA Partners LLC, or JANA. Pursuant to the cooperation agreement, ConAgra agreed that we would be incorporated in Delaware and that our certificate of incorporation and by-laws, as of the effective date of the spinoff, would include corporate governance provisions (including with respect to the annual election of directors) that are substantially similar to those set forth in ConAgra’s certificate of incorporation and by-laws. The cooperation agreement also provides that JANA has the right to designate two individuals to our board of directors so long as the individuals (i) are independent of JANA and its affiliates, (ii) are mutually agreed upon by ConAgra and JANA, (iii) qualify as independent directors under the NYSE rules and (iv) provide other items required to be provided by other members of our board of directors.

Our Executive Officers Following the Spin off

The following table and biographies present information, as of July 1, 2016, concerning the individuals we expect to serve as our executive officers following the spinoff, including their respective business experience. See “—Our Directors Following the Spin off” for information regarding our Executive Chairman, Mr. McLevish, and our President and Chief Executive Officer, Mr. Werner.

Name, Age and Position

Name	Age	Position

Information with respect to our executive officers will be provided in an amendment to this information statement.

Director Independence

NYSE rules require that our board of directors have a majority of independent directors. Information with respect to director independence will be provided in an amendment to this information statement.

Board Leadership Structure

Information with respect to our board leadership structure will be provided in an amendment to this information statement.

Committees of the Board

Upon completion of the spinoff, the committees of our board of directors are expected to consist of an Audit Committee, a Nominating and Corporate Governance Committee and a Human Resources Committee. Each of these committees will be required to comply with the requirements of the SEC and the NYSE. Our board of directors will adopt a written charter for each of these committees, which will be posted to our website prior to the distribution date:

Audit Committee

Our Audit Committee will be responsible for, among other things, oversight of our independent auditors and the integrity of our financial statements. Information with respect to our Audit Committee members will be provided in an amendment to this information statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible for, among other things, evaluating new director candidates and incumbent directors and recommending directors to serve as members of our board committees. Information with respect to our Nominating and Corporate Governance Committee members will be provided in an amendment to this information statement.

Human Resources Committee

Our Human Resources Committee will be responsible for, among other things, establishing and administering our policies, programs and procedures for compensating our executive officers and board of directors. Information with respect to our Human Resources Committee members will be provided in an amendment to this information statement.

Director Compensation

Information with respect to director compensation will be provided in an amendment to this information statement.

Code of Conduct and a Code of Ethics for Senior Corporate Officers

Prior to the distribution date, we will adopt a written Code of Conduct and a written Code of Ethics for Senior Corporate Officers that are designed to reinforce our commitment to high ethical standards and to promote:

•	accountability and responsibility for making good decisions and for the outcomes of those decisions;

•	responsibility to one another by treating all with dignity and respect;

•	responsibility to the public and our shareholders by taking responsibility for our actions;

•	responsibility to our business partners by treating our business partners as equals in the quest for high business conduct standards; and

•	responsibility to governments and the law by complying with applicable legal and regulatory standards.

COMPENSATION DISCUSSION AND ANALYSIS

Information with respect to executive compensation will be provided in an amendment to this information statement.

EXECUTIVE COMPENSATION

Information with respect to executive compensation will be provided in an amendment to this information statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the anticipated beneficial ownership of our common stock by:

•	each stockholder who is expected following the spinoff to beneficially own more than 5% of our common stock;

•	each executive officer named in the Summary Compensation Table;

•	each person expected to serve on our board of directors as of the distribution date; and

•	all of our executive officers and directors expected to serve as of the distribution date as a group.

We have based the percentage amounts set forth below on each indicated person’s beneficial ownership of ConAgra common stock as of                     , 2016, unless we indicate some other basis, and based on the distribution of                  shares of our common stock for every                  share[s] of ConAgra common stock outstanding. To the extent our directors and executive officers own ConAgra common stock at the time of the spinoff, they will participate in the distribution of common stock in the spinoff on the same terms as other holders of ConAgra common stock. Immediately after the distribution date, we will have an aggregate of approximately              million shares of common stock outstanding, based on approximately              million shares of ConAgra common stock outstanding on                     , 2016. The number of shares beneficially owned by each stockholder, director or executive officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o: Lamb Weston,                     ,                     .

Information regarding beneficial ownership of Lamb Weston common stock will be provided in an amendment to this information statement.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of                  shares of common stock, par value $         per share;                  shares of preferred stock, $         par value.

Dividends on Capital Stock

Our board of directors may declare and pay dividends on our common stock out of funds legally available for that purpose, subject to the rights of holders of preferred stock.

Preferred Stock

At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock and the designation and relative, participating, optional or other special powers, preferences or qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, pre-emptive rights, terms of redemption and liquidation preferences, of each series.

Common Stock

The holders of our common stock are entitled to one vote for each share held. Upon liquidation, the holders of our common stock are entitled to share ratably in the assets available for distribution to stockholders after satisfaction of any liquidation preferences of any outstanding preferred stock. The issuance of any shares of any series of preferred stock in future financings, acquisitions or otherwise may result in dilution of voting power and relative equity interest of the holders of shares of our common stock and will subject our common stock to the prior dividend and liquidation rights of the outstanding shares of the series of preferred stock.

Our common stock has no conversion rights nor are there any redemption or sinking fund provisions with respect to the common stock. Holders of our common stock have no pre-emptive right to subscribe for or purchase any additional stock or securities of Lamb Weston.

Provisions of Our Certificate of Incorporation and Delaware Law That May Have an Anti-Takeover Effect

Our certificate of incorporation addresses transactions between Lamb Weston or any subsidiary of Lamb Weston and any “interested stockholder.” An interested stockholder is generally any person or group that holds more than 3% of a class of our voting stock, as defined in our certificate of incorporation. According to our certificate of incorporation any direct or indirect purchase from an interested stockholder by Lamb Weston or any subsidiary of Lamb Weston of any of our voting stock or rights to acquire our voting stock that has been held by the interested stockholder for less than two years, must be approved by the affirmative vote of at least a majority of the votes entitled to be cast by the holders of the voting stock, excluding the voting stock held by the interested stockholder. This is intended to prevent “greenmail,” which is a term used to describe the accumulation of a block of a corporation’s stock by a speculator and the subsequent attempt by the speculator to coerce the corporation into repurchasing its shares, typically at a substantial premium over the market price.

Our certificate of incorporation prescribes relevant factors, including social and economic effects on employees, customers, suppliers and other constituents of Lamb Weston, to be considered by the board of directors when reviewing any proposal by another corporation to acquire or combine with Lamb Weston.

Our certificate of incorporation requires that any action required or permitted to be taken by Lamb Weston stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing by the stockholders.

Our certificate of incorporation authorizes the issuance, without the approval of our stockholders, of one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine.

Our certificate of incorporation provides that the number of members of our board of directors is limited to a range fixed by our bylaws.

We are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that the person became an interested stockholder, unless:

•	prior to the time that the person became an interested stockholder the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock.

The provisions of our certificate of incorporation and Delaware law described in this section may be deemed to have anti-takeover effects. These provisions may discourage or make more difficult an attempt by a stockholder or other entity to acquire control of Lamb Weston. These provisions may also make more difficult an attempt by a stockholder or other entity to remove management.

Transfer Agent and Registrar

Wells Fargo Shareowner Services is currently expected to be the transfer agent and registrar for our common shares. Our shareholders can contact the transfer agent and registrar at:

By Mail to:

Wells Fargo Shareowner Services

Corporate Actions Department

P.O. Box 64858

St. Paul, MN 55164-0858

By Overnight Courier or Hand-Delivery to:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120

Telephone (800) 214-0349 or

(651) 450-4064 (outside the United States, Canada and Puerto Rico)

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the General Corporation Law of the State of Delaware allows a corporation to include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors of a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the General Corporation Law of the State of Delaware allows a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation to procure a judgment in its favor under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation with respect to such claim, issue or matter. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Pursuant to our certificate of incorporation, we shall, to the extent required, and may, to the extent permitted, by Section 102 and 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify and reimburse all persons whom we may indemnify and reimburse pursuant thereto. No director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. A director shall continue to be liable for (1) any breach of a director’s duty of loyalty to us or our stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) paying a dividend or approving a stock repurchase which would violate Section 174 of the General Corporation Law of the State of Delaware; or (4) any transaction from which the director derived an improper personal benefit.

Our by-laws provide for indemnification of our officers and directors against all expenses, liability or losses reasonably incurred or suffered by the officer or director, including liability arising under the Securities Act, to the extent legally permissible under Section 145 of the General Corporation Law of the State of Delaware where any such person was, is, or is threatened to be made a party to or is involved in any action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact such person was serving us in such capacity. Generally, under Delaware law, indemnification will only be available where an officer or director can establish that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. Our by-laws limit the indemnification provided to one of our officers or directors in connection with actions, suits, or proceedings commenced by one of our officers or directors to instances where the commencement of the proceeding (or part thereof) was authorized by our board of directors.

We will also obtain a director and officer insurance policy that insures our officers and directors and our subsidiaries against damages, judgments, settlements and costs incurred by reason of certain wrongful acts committed by such persons in their capacities as officers and directors.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act relating to shares of our common stock, including those being distributed in the spinoff. This information statement is a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and our common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC’s website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

As a result of the spinoff, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the SEC’s website at http://www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

We plan to make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents will be made available free of charge on our website,                     , and will be provided free of charge to any stockholders requesting a copy by writing to: Lamb Weston,                     , Attention: Corporate Secretary. We will use our website as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. In addition, our website allows investors and other interested persons to sign up to automatically receive e-mail alerts when we post news releases and financial information on our website.

The information on our website is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or ConAgra. Neither the delivery of this information statement nor consummation of the spinoff shall, under any circumstances, create any implication that there has been no change in our affairs or those of ConAgra since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ConAgra Foods, Inc:

We have audited the accompanying combined balance sheets of the Lamb Weston business of ConAgra Foods, Inc. (Lamb Weston), as of May 31, 2015 and May 25, 2014, and the related combined statements of earnings, comprehensive income, parent companies’ invested equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Lamb Weston as of May 31, 2015 and May 25, 2014, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Omaha, Nebraska
July 13, 2016

Lamb Weston

Combined Statements of Earnings

(in millions)

	For the Fiscal Years Ended May
	2015	2014	2013 (Unaudited)
Net sales	$2,925.0	$2,815.2	$2,778.4
Costs and expenses:
Cost of goods sold	2,337.7	2,229.5	2,086.7
Selling, general and administrative expenses	205.9	222.0	262.9
Interest expense, net	6.1	5.3	5.3

Income before income taxes and equity method investment earnings	375.3	358.4	423.5
Income tax expense	140.4	117.7	151.9
Equity method investment earnings	42.7	29.6	35.7

Net income	277.6	270.3	307.3

Less: Net income attributable to noncontrolling interests	9.3	9.4	9.0

Net income attributable to Lamb Weston	$268.3	$260.9	$298.3

The accompanying Notes are an integral part of the combined financial statements.

Lamb Weston

Combined Statements of Comprehensive Income

(in millions)

	For the Fiscal Years Ended May
	2015			2014			2013 (Unaudited)
	Pre-Tax Amount	Tax (Expense) Benefit	After- Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	After- Tax Amount
Net income	$418.0	$(140.4)	$277.6	$388.0	$(117.7)	$270.3	$459.2	$(151.9)	$307.3
Other comprehensive income:
Pension and post-employment benefit obligations included in net income:
Unrealized pension and post-employment benefit obligations.	3.9	(1.0)	2.9	1.2	(0.3)	0.9	(7.7)	1.9	(5.8)
Unrealized currency translation gains (losses)	(28.7)	—	(28.7)	4.1	—	4.1	3.3	—	3.3

Comprehensive income	393.2	(141.4)	251.8	393.3	(118.0)	275.3	454.8	(150.0)	304.8
Comprehensive income attributable to noncontrolling interests:	9.3	—	9.3	9.4	—	9.4	9.0	—	9.0

Comprehensive income attributable to Lamb Weston.	$383.9	$(141.4)	$242.5	$383.9	$(118.0)	$265.9	$445.8	$(150.0)	$295.8

The accompanying Notes are an integral part of the combined financial statements.

Lamb Weston

Combined Balance Sheets

(in millions)

	May 31, 2015	May 25, 2014
ASSETS
Current assets
Cash and cash equivalents	$30.6	$27.0
Receivables, less allowance for doubtful accounts of $0.8 and $0.5	171.4	167.8
Inventories	488.2	440.7
Prepaid expenses and other current assets	82.8	89.2

Total current assets	773.0	724.7

Property, plant and equipment
Land and land improvements	138.5	128.9
Buildings, machinery and equipment	1,687.7	1,424.1
Furniture, fixtures, office equipment and other	51.3	51.0
Construction in progress	70.9	198.3

	1,948.4	1,802.3
Less accumulated depreciation	(947.1)	(875.5)

Property, plant and equipment, net	1,001.3	926.8

Goodwill	134.9	112.6
Brands, trademarks and other intangibles, net	41.7	40.9
Other assets	126.3	114.1
Noncurrent assets held for sale	—	10.9

	$2,077.2	$1,930.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable	3.5	—
Current installments of long-term debt	39.2	2.9
Accounts payable	235.9	229.2
Accrued payroll	27.3	19.8
Other accrued liabilities	83.3	65.5

Total current liabilities	389.2	317.4

Senior long-term debt, excluding current installments	86.5	124.3
Other noncurrent liabilities	244.0	223.3

Total liabilities	719.7	665.0

Commitments and contingencies (Note 13)
Parent companies’ invested equity
Parent companies’ equity investment	1,362.6	1,244.3
Accumulated other comprehensive income (loss)	(5.1)	20.7

Total parent companies’ invested equity	1,357.5	1,265.0

	$2,077.2	$1,930.0

The accompanying Notes are an integral part of the combined financial statements.

Lamb Weston

Combined Statements of Parent Companies’ Invested Equity

(in millions)

	Parent Companies’ Equity Investment	Accumulated Other Comprehensive Income (Loss)	Total
Balance at May 27, 2012 (unaudited)	$1,064.2	$18.2	$1,082.4

Currency translation adjustment		3.3	3.3
Net transactions with parent companies	(190.5)		(190.5)
Activities of noncontrolling interest	(1.6)		(1.6)
Pension benefits		(5.8)	(5.8)
Net income	298.3		298.3

Balance at May 26, 2013 (unaudited)	1,170.4	15.7	1,186.1

Currency translation adjustment		4.1	4.1
Net transactions with parent companies	(185.3)		(185.3)
Activities of noncontrolling interest	(1.7)		(1.7)
Pension benefits		0.9	0.9
Net income	260.9		260.9

Balance at May 25, 2014	1,244.3	20.7	1,265.0

Currency translation adjustment		(28.7)	(28.7)
Net transactions with parent companies	(148.3)		(148.3)
Activities of noncontrolling interest	(1.7)		(1.7)
Pension benefits		2.9	2.9
Net income	268.3		268.3

Balance at May 31, 2015	$1,362.6	$(5.1)	$1,357.5

The accompanying Notes are an integral part of the combined financial statements.

Lamb Weston

Combined Statements of Cash Flows

(in millions)

	For the Fiscal Years Ended May
	2015	2014	2013 (Unaudited)
Cash flows from operating activities:
Net income	$277.6	$270.3	$307.3
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:
Depreciation and amortization	96.4	79.2	77.9
Asset impairment charges	—	22.9	10.1
Gain on sale of fixed assets	(0.6)	(5.2)	(1.1)
Share-based payments expense	6.8	4.8	5.5
Earnings of affiliates less than (in excess of) distributions	(30.7)	16.2	(11.4)
Other items	(6.8)	(2.0)	(2.3)
Change in operating assets and liabilities:
Receivables	3.5	(3.5)	(10.6)
Inventories	(43.8)	24.5	(42.7)
Deferred income taxes and income taxes payable, net	25.3	(26.1)	6.8
Prepaid expenses and other current assets	7.6	6.9	(26.9)
Accounts payable	1.3	10.4	(4.8)
Accrued payroll and other accrued liabilities	17.1	(12.0)	(5.2)

Net cash flows from operating activities	353.7	386.4	302.6

Cash flows from investing activities:
Additions to property, plant and equipment	(114.7)	(194.6)	(112.5)
Purchase of business, net of cash acquired	(74.9)	—	—
Investment in equity method investee	—	—	(1.5)
Sale of property, plant and equipment	18.4	21.4	7.6

Net cash flows from investing activities	(171.2)	(173.2)	(106.4)

Cash flows from financing activities:
Net short-term borrowings	(12.6)	—	—
Repayment of long-term debt	(3.1)	(3.6)	(2.3)
Cash transfers with parent, net	(150.7)	(189.1)	(194.1)
Cash distributions paid to noncontrolling interest	(11.3)	(6.9)	(7.2)

Net cash flows from financing activities	(177.7)	(199.6)	(203.6)

Effect of exchange rate changes on cash and cash equivalents	(1.2)	0.3	0.7
Net change in cash and cash equivalents	3.6	13.9	(6.7)
Cash and cash equivalents at beginning of year	27.0	13.1	19.8

Cash and cash equivalents at end of year	$30.6	$27.0	$13.1

The accompanying Notes are an integral part of the combined financial statements.

(columnar dollars in millions except per share amounts)

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying combined financial statements present the combined assets, liabilities, revenues and expenses of the Lamb Weston business (“Lamb Weston”) of ConAgra Foods, Inc. (“ConAgra Foods” or “Parent”). The operations of Lamb Weston principally include the production of value-added frozen potato products which are sold in various retail channels and to foodservice customers, primarily in North America, as well as in markets around the world.

Fiscal Year

The fiscal year of Lamb Weston ends the last Sunday in May. The fiscal years for the combined financial statements presented consist of a 53-week period for fiscal year 2015 and 52-week period for each of fiscal years 2014 and 2013.

Basis of Presentation

These combined financial statements reflect the historical financial position, results of operations, and cash flows of Lamb Weston during each respective period. The combined financial statements were prepared using the specific accounting records of the entities which comprise the business of Lamb Weston. In some cases, principally foreign locations, those business activities are contained within entities which are engaged in other business activities of the Parent. The combined financial statements of Lamb Weston have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Because a direct ownership relationship did not exist among the various units comprising Lamb Weston, ConAgra Foods and its subsidiaries’ equity investment is shown in lieu of stockholders’ equity in the combined financial statements. The financial information included herein may not reflect the combined financial position, results of operations, changes in parent companies’ equity investment, and cash flows of Lamb Weston in the future, and does not reflect what they would have been had Lamb Weston been operated as a separate, stand-alone entity during the periods presented. All significant intercompany investments, accounts, and transactions between the various legal entities comprising Lamb Weston have been eliminated.

ConAgra Foods has historically provided services to its subsidiaries, including Lamb Weston, for certain functions. These services include providing certain legal, finance, internal audit, financial reporting, income tax accounting and advisory, insurance, information technology, treasury, and human resources functions. The cost of providing these services has been allocated to the operating businesses of ConAgra Foods, including Lamb Weston. These allocated costs are included in these combined financial statements. The allocations have been determined on a basis which ConAgra Foods and Lamb Weston considered to be reasonable reflections of the utilization of services provided by ConAgra Foods. However, these allocations may not reflect the costs and expenses that Lamb Weston would have incurred as a stand-alone company. A more detailed discussion of the relationship with ConAgra Foods, including a description of the costs which have been allocated to Lamb Weston and the methods of cost allocation, is included in Note 2.

As further described in Note 2, Lamb Weston engages in various intercompany transactions with ConAgra Foods and its affiliates, including the sale and purchase of certain products, the procurement of certain materials and services, cash transfers related to ConAgra Foods’ centralized cash management process and expense allocations. As ConAgra Foods does not settle intercompany transactions with its businesses on a routine basis, all amounts due to (from) ConAgra Foods, are classified as parent companies’ equity investment in the combined balance sheets. Changes in parent companies’ equity investment arising from cash transactions are presented as financing activities in the accompanying combined statements of cash flows, notwithstanding that advances from parent companies are utilized to fund Lamb Weston’s working capital requirements.

Cash and Cash Equivalents

Cash and all highly liquid investments with an original maturity of three months or less at the date of acquisition, including short-term time deposits and government agency and corporate obligations, are classified as cash and cash equivalents. Cash payments to third parties for interest and income taxes are not material.

Inventories

Lamb Weston uses the lower of cost (determined using the first-in, first-out method) or market for valuing inventories.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation has been calculated using the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Land improvements	1 - 40 years
Buildings	15 - 40 years
Machinery and equipment	3 - 20 years
Furniture, fixtures, office equipment and other	5 - 15 years

Lamb Weston reviews property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset considered “held-and-used” is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset’s carrying amount is reduced to its estimated fair value. An asset considered “held-for-sale” is reported at the lower of the asset’s carrying amount or fair value.

Assets under construction include allocations of capitalized interest incurred by the Parent on behalf of Lamb Weston.

Goodwill and Other Identifiable Intangible Assets

Goodwill and other identifiable intangible assets with indefinite lives (e.g., brands or trademarks) are not amortized and are tested annually for impairment of value and whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have negative effects on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill and other intangible assets.

In testing goodwill for impairment, Lamb Weston has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If Lamb Weston elects to perform a qualitative assessment and determines that an impairment is more likely than not, it is then required to perform a quantitative impairment test, otherwise no further analysis is required. Lamb Weston also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

Under the goodwill qualitative assessment, various events and circumstances that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital between the current and prior years for each reporting unit.

Under the goodwill two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. The first step of the test compares the carrying value of a reporting unit, including goodwill, with its fair value. Lamb Weston estimates the fair value using level 3 inputs as defined by the fair value hierarchy. Refer to Note 16 for the definition of the levels in the fair value hierarchy. The inputs used to calculate the fair value include a number of subjective factors, such as estimates of future cash flows, estimates of Lamb Weston’s future cost structure, discount rates for Lamb Weston’s estimated cash flows, required level of working capital, assumed terminal value, and time horizon of cash flow forecasts. If the carrying value of a reporting unit exceeds its fair value, Lamb Weston completes the second step of the test to determine the amount of goodwill impairment loss, if any, to be recognized. In the second step, Lamb Weston estimates an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The impairment loss is equal to the excess of the carrying value of the goodwill over the implied fair value of that goodwill. In fiscal 2015, 2014, and 2013, Lamb Weston elected to perform a qualitative impairment test for goodwill. No impairment charges were recorded for Lamb Weston in the fiscal years ended 2015, 2014, and 2013.

In fiscal 2015, 2014, and 2013, Lamb Weston elected to perform a quantitative impairment test for other intangible assets not subject to amortization. The estimates of fair value of intangible assets not subject to amortization are determined using a “relief from royalty” methodology, which is used in estimating the fair value of Lamb Weston’s brands/trademarks. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash flows generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates. No impairment charges were recorded for Lamb Weston in the fiscal years ended 2015, 2014, and 2013.

Identifiable intangible assets with definite lives (e.g., licensing arrangements with contractual lives or customer relationships) are amortized over their estimated useful lives and tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. Identifiable intangible assets with definite lives are evaluated for impairment using a process similar to that used in evaluating elements of property, plant and equipment. If impaired, the asset is written down to its fair value.

Fair Values of Financial Instruments

Unless otherwise specified, Lamb Weston believes the carrying value of financial instruments approximates their fair value.

Environmental Liabilities

Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Lamb Weston uses third-party specialists to assist management in appropriately measuring the obligations associated with environmental liabilities. Such liabilities are adjusted as new information develops or circumstances change. Lamb Weston does not discount environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. Management’s estimate of Lamb Weston’s potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. Lamb Weston does not reduce environmental liabilities for potential insurance recoveries.

Revenue Recognition

Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale and collectability is reasonably assured. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances, and returns of damaged and out-of-date products.

Shipping and Handling

Amounts billed to customers related to shipping and handling are included in net sales. Shipping and handling costs are included in cost of goods sold.

Marketing Costs

Lamb Weston promotes its products with advertising, consumer incentives, and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentives and trade promotion activities are recorded as a reduction of revenue based on amounts estimated as being due to customers and consumers at the end of the period, based principally on historical utilization and redemption rates. Advertising and promotion expenses totaled $19.4 million, $21.8 million, and $27.5 million (unaudited) in fiscal 2015, 2014, and 2013, respectively, and are included in selling, general and administrative expenses.

Research and Development

Research and development costs totaled $7.2 million, $7.6 million, and $8.7 million (unaudited) in fiscal 2015, 2014, and 2013, respectively

Comprehensive Income

Comprehensive income includes net income, currency translation adjustments, and changes in prior service cost and net actuarial gains (losses) from a pension (for amounts not in excess of the 10% “corridor”) plan of an equity method investee. Lamb Weston generally deems its foreign investments to be essentially permanent in nature and Lamb Weston does not provide for taxes on currency translation adjustments arising from converting the investment denominated in a foreign currency to U.S. dollars. When Lamb Weston determines that a foreign investment, as well as undistributed earnings, are no longer permanent in nature, estimated taxes are provided for the related deferred tax liability (asset), if any, resulting from currency translation adjustments.

The following table details the accumulated balances for each component of other comprehensive income (loss), net of tax (except for currency translation adjustments):

	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2013 (Unaudited)
Unrealized currency translation gains (losses)	$(3.7)	$25.0	$20.9
Pension and post-employment benefit obligations of equity method investee, net of reclassification adjustments	(1.4)	(4.3)	(5.2)

Accumulated other comprehensive income (loss)	$(5.1)	$20.7	$15.7

There were no reclassifications from accumulated other comprehensive income (loss) into income for fiscal 2015, 2014 or 2013.

Foreign Currency Transaction Gains and Losses

Lamb Weston recognized net foreign currency transaction gains of $0.6 million, $0.8 million and $2.2 million (unaudited) in fiscal 2015, 2014, and 2013, respectively, in selling, general and administrative expenses.

Business Combinations

Lamb Weston uses the acquisition method in accounting for acquired businesses. Under the acquisition method, Lamb Weston’s financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires Lamb Weston to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets, liabilities, revenues, and expenses as reflected in the combined financial statements. Actual results could differ from these estimates.

Income Taxes

Lamb Weston’s operations are included in the consolidated federal income tax return and certain unitary or combined state income tax returns of ConAgra Foods. Taxes are presented herein based on a separate consolidated federal income tax return, certain unitary and combined state income tax return and foreign income tax return basis that includes the Lamb Weston separate legal entities. Lamb Weston recognizes current tax liabilities and assets based on an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which it transacts business. As part of the determination of its current tax liability, management exercises considerable judgment in evaluating positions taken in the tax returns. Lamb Weston recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Lamb Weston also recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences (e.g., the difference in book basis versus tax basis of fixed assets resulting from differing depreciation methods). If appropriate, Lamb Weston recognizes valuation allowances to reduce deferred tax assets to amounts that are more likely than not to be ultimately realized, based on Lamb Weston’s assessment of estimated future taxable income, including the consideration of available tax planning strategies.

Accounting Changes

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which states that entities should present the unrecognized tax benefit as a reduction of the deferred tax asset for a net operating loss (“NOL”) or similar tax loss or tax credit carryforward rather than as a liability when the uncertain tax position would reduce the NOL or other carryforward under the tax law. Lamb Weston adopted this ASU as of the beginning of fiscal 2015.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP. On July 9, 2015, the FASB deferred the effective date of the new revenue recognition standard by one year. Based on the FASB’s ASU, Lamb Weston will apply the new revenue standard in its fiscal year 2019. Early adoption in fiscal year 2018 is permitted. Lamb Weston is evaluating the effect that ASU 2014-09 will have on its combined financial statements and related disclosures. The standard permits the use of either the retrospective or cumulative effect transition method.

In July 2015, the FASB issued ASU 2015-11, Inventory, which requires an entity to measure inventory within the scope at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. Lamb Weston does not expect this ASU to have a material impact to its combined financial statements. The standard is to be applied prospectively.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which will require entities to present deferred tax assets (DTAs) and deferred tax liabilities (DTLs) as noncurrent in a classified balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in a classified balance sheet. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. The standard is to be applied prospectively or retrospectively.

In February 2016, the FASB issued its final lease accounting standard, FASB Accounting Standard Codification (“ASC”) Topic 842, Leases, which requires lessees to reflect most leases on their balance sheet as assets and obligations. The effective date for the standard is for fiscal years beginning after December 15, 2018. Early adoption is permitted. Lamb Weston is evaluating the effect that ASC 842 will have on its consolidated financial statements and related disclosures. The standard is to be applied under the modified retrospective method, with elective reliefs, which requires application of the new guidance for all periods presented.

2.	TRANSACTIONS WITH AFFILIATED COMPANIES

ConAgra Foods provides a variety of services to Lamb Weston, such as treasury and cash management, procurement, information technology, general accounting and finance, payroll and human resources, legal and communications, real estate and facilities, and other general and administrative stewardship. To the extent that costs were not directly attributable to Lamb Weston (direct costs primarily include restructuring charges and employee benefits for Lamb Weston personnel which include certain stock-based compensation, pension and postretirement benefits, healthcare and workers’ compensation), ConAgra Foods allocates certain selling, general and administrative costs to Lamb Weston based on specific metrics correlated with the cost of these services (e.g., employee headcount, net sales, square footage of office space, etc.). Allocations based upon these metrics resulted in $41.2 million, $37.6 million, and $39.3 million (unaudited) of selling, general, and administrative costs allocated to Lamb Weston in fiscal year 2015, 2014, and 2013, respectively.

The above allocations were consistent with historical allocations for Lamb Weston; however, ConAgra Foods does not historically allocate certain other corporate costs to its various segments. For any remaining indirect corporate costs which support Lamb Weston, Lamb Weston has been allocated additional selling, general and administrative costs using an equal weighting between Lamb Weston product contribution margin (net sales less cost of goods sold and advertising and promotion expenses) and Lamb Weston total assets relative to consolidated ConAgra Foods product contribution margin and total assets. Allocations of indirect corporate costs resulted in $37.7 million, $30.7 million, and $58.3 million (unaudited) of selling, general and administrative costs in fiscal year 2015, 2014, and 2013, respectively.

Although it is not practicable to estimate what such costs would have been if Lamb Weston had operated as a separate entity, Lamb Weston considers such allocations to have been made on a reasonable basis.

The Combined Balance Sheets and the Combined Statements of Earnings include only the specific debt and interest expense of the legal entities that make-up Lamb Weston, and do not include any allocated interest expense or third-party debt of ConAgra Foods. The interest expense included in Lamb Weston’s results of operations was $6.1 million, $5.3 million, and $5.3 million (unaudited) in fiscal 2015, 2014, and 2013, respectively.

ConAgra Foods does not settle intercompany transactions with its subsidiaries on a routine basis. As such, all amounts due to (from) ConAgra Foods are classified as parent companies’ equity in the combined balance sheets. Net transactions with ConAgra Foods on the combined statements of parent companies’ equity reflect changes in parent companies’ equity for all transactions between ConAgra Foods and Lamb Weston, including direct and allocated charges from ConAgra Foods to Lamb Weston, intercompany cash transfers, derivative hedging activities performed by ConAgra Foods for the benefit of Lamb Weston, sales of potatoes, vegetables, and other products for use by other ConAgra affiliates, and net cash management activities. In addition, these financial statements reflect the sale of certain branded products manufactured for distribution by other ConAgra affiliates. Income tax payments are made by ConAgra Foods on Lamb Weston’s behalf. Income taxes payable are settled in parent companies’ equity when payments are made by ConAgra Foods.

At May 31, 2015, ConAgra Foods held a promissory note from Lamb Weston BSW with a balance of $36.1 million. The note accrued interest at a rate of LIBOR plus 200 basis points with a floor of 3.25%. The promissory note and accrued interest was repaid in full during the third quarter of fiscal 2016. In addition, as of May 31, 2015, ConAgra Foods provided lines of credit of up to $15.0 million to Lamb Weston BSW, which were terminated in the third quarter of fiscal 2016.

Sales to ConAgra Foods of $26.1 million, $24.1 million, and $26.2 million (unaudited) were included in net sales for fiscal 2015, 2014, and 2013, respectively. The related cost of goods sold were $22.2 million, $20.8 million, and $23.0 million (unaudited), respectively. Lamb Weston also made purchases from ConAgra Foods of $27.2 million, $29.7 million, and $29.5 million (unaudited) in fiscal 2015, 2014, and 2013, respectively.

3.	ACQUISITIONS

In July 2014, Lamb Weston acquired TaiMei Potato Industry Limited, a potato processor in China, for $92.2 million, consisting of $74.9 million in cash net of cash acquired, plus assumed liabilities. The purchase included approximately $59.7 million for property and equipment in China associated with making frozen potato products. Approximately $23.8 million of the purchase price has been classified as goodwill pending determination of the final purchase price allocation. Approximately $3.3 million of the purchase price has been allocated to other intangible assets. The amount allocated to goodwill is not deductible for income tax purposes.

Under the acquisition method of accounting, the assets acquired and liabilities assumed in this acquisition were recorded at their respective estimated fair values at the date of acquisition.

4.	RESTRUCTURING ACTIVITIES

Supply Chain and Administrative Efficiency Plan

Lamb Weston incurred costs in connection with an initiative to improve selling, general and administrative effectiveness and efficiencies, which is referred to as the Supply Chain and Administrative Efficiency Plan (the “SCAE Plan”).

Lamb Weston recognized severance-related expenses of $0.7 million and $2.1 million for the SCAE Plan in fiscal 2015 and 2014, respectively.

All of the severance charges have resulted or will result in cash outflows.

Lamb Weston recognized cumulative (plan inception to May 31, 2015) severance expenses related to the SCAE Plan of $2.8 million, all resulting in cash outflows.

Liabilities recorded for the SCAE Plan and changes therein for fiscal 2015 were as follows:

	Balance at May 25, 2014	Costs Incurred and Charged to Expense	Costs Paid or Otherwise Settled	Changes in Estimates	Balance at May 31, 2015
Severance Related	$2.1	$—	$(2.7)	$0.7	$0.1

Administrative Efficiency Plan

In August 2011, ConAgra Foods made a decision to reorganize certain administrative functions. These actions, collectively referred to as the “Administrative Efficiency Plan”, were intended to improve the efficiency and effectiveness of the affected administrative functions. Lamb Weston incurred charges of $0.3 million in connection with the Administrative Efficiency Plan. At the end of fiscal 2013, the Administrative Efficiency Plan was substantially complete.

5.	NOTES PAYABLE AND LONG-TERM DEBT

	May 31, 2015	May 25, 2014
LIBOR plus 2.00% ConAgra Foods term note due December 2015 (see Note 2)	$36.1	$36.1
6.25% installment notes due April 2017	10.8	11.4
4.35% financing obligation due May 2030 (see Note 12)	70.8	71.8
2.00% to 3.32% lease financing obligations due on various dates through 2040	8.0	7.9

Total face value of debt	125.7	127.2
Less current installments	(39.2)	(2.9)

Total long-term debt	$86.5	$124.3

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 31, 2015, are as follows:

2016	$39.2
2017	12.5
2018	2.1
2019	1.8
2020	1.8

Subsequent to the end of fiscal 2015, Lamb Weston BSW, LLC (See Note 7) repaid the LIBOR plus 2.00% term note payable to ConAgra Foods plus accrued interest, and no amounts remain outstanding under this term note. This repayment was partially funded with the issuance of a $30.0 million promissory note with a financial institution in the third quarter of fiscal 2016. The note includes a $23.0 million fixed rate loan segment with interest at 4.34% and a $7.0 million variable rate loan segment with interest at LIBOR plus an applicable margin ranging from 1.90% to 2.30%, payable in semi-annual installments through fiscal 2032.

Lamb Weston BSW also issued a $10 million revolving note with interest at LIBOR plus an applicable margin ranging from 1.75% to 2.00%.

Net interest expense consists of:

	2015	2014	2013 (Unaudited)
Long-term debt	$5.8	$5.6	$5.5
Short-term debt	0.5	—	—
Interest income	(0.2)	$(0.3)	$(0.2)

	$6.1	$5.3	$5.3

Interest paid was $6.3 million, $5.6 million, and $5.5 million (unaudited) in fiscal 2015, 2014, and 2013, respectively.

At May 31, 2015, our Tai Mei Potato (Tai Mei Potato Industry Limited) subsidiary had a credit facility of approximately $20.0 million with a financial institution comprised of an overdraft line and a working capital facility. Borrowings under the facilities bear interest at 85% of the Peoples Bank of China rate (5.10% at May 31,

2015) and may be prepaid without penalty. ConAgra Foods guarantees the full amount of the subsidiary’s obligations to the financial institution up to the maximum amount of the credit facility. At May 31, 2015, the total amount borrowed under the facility was approximately $3.5 million.

6.	OTHER ASSETS HELD FOR SALE

During fiscal 2014, Lamb Weston began actively marketing for sale an onion processing facility and farmland previously acquired in connection with the bankruptcy of an onion products supplier. During fiscal 2013, Lamb Weston recognized an impairment charge of $10.2 million to reduce the carrying amount of these assets to their estimated fair value based upon updated appraisals. During fiscal 2014, Lamb Weston recognized an additional impairment charge of $8.9 million to reduce the carrying amount of the processing facility to its estimated fair value based upon expected sales proceeds. During fiscal 2014, Lamb Weston sold the farmland for proceeds of $15.1 million. Lamb Weston recognized a pre-tax gain of $5.1 million ($3.2 million after-tax) on the sale of this land in fiscal 2014. During the third quarter of fiscal 2015, Lamb Weston sold the processing facility for cash proceeds of $11.0 million, resulting in an immaterial gain. The processing facility assets have been reclassified as assets held for sale within Lamb Weston’s Combined Balance Sheet for the period presented prior to sale.

7.	VARIABLE INTEREST ENTITIES

Variable Interest Entities Consolidated

Lamb Weston holds a 49.99% interest in Lamb Weston BSW, LLC (“Lamb Weston BSW”), a potato processing venture with Ochoa Ag Unlimited Foods, Inc. (“Ochoa”). Lamb Weston provides all sales and marketing services to Lamb Weston BSW. Under certain circumstances, Lamb Weston could be required to compensate Ochoa for lost profits resulting from significant production shortfalls (“production shortfalls”). Commencing on June 1, 2018, or on an earlier date under certain circumstances, Lamb Weston has a contractual right to purchase the remaining equity interest in Lamb Weston BSW from Ochoa (the “call option”). Lamb Weston is currently subject to a contractual obligation to purchase all of Ochoa’s equity investment in Lamb Weston BSW at the option of Ochoa (the “put option”). The purchase prices under the call option and the put option (the “options”) are based on the book value of Ochoa’s equity interest at the date of exercise, as modified by an agreed-upon rate of return for the holding period of the investment balance. The agreed-upon rate of return varies depending on the circumstances under which any of the options are exercised. As of May 31, 2015, the price at which Ochoa had the right to put its equity interest to Lamb Weston was $41.6 million. This amount is presented within other noncurrent liabilities in the Combined Balance Sheets. Lamb Weston has determined that Lamb Weston BSW is a variable interest entity and that Lamb Weston is the primary beneficiary of the entity. Accordingly, Lamb Weston consolidates the financial statements of Lamb Weston BSW.

At May 31, 2015, ConAgra Foods held a promissory note from Lamb Weston BSW with a balance of $36.1 million (see Note 2). The promissory note accrues interest at a rate of LIBOR plus 200 basis points with a floor of 3.25%. In addition, as of May 31, 2015, ConAgra Foods provided lines of credit of up to $15.0 million to Lamb Weston BSW. Borrowings under the lines of credit bear interest at a rate of LIBOR plus 200 basis points with a floor of 3.25%. Subsequent to May 31, 2015, during the third quarter of fiscal 2016, the promissory note was repaid in full (see Note 5) and the lines of credit were terminated.

Lamb Weston’s variable interests in Lamb Weston BSW include an equity investment in the venture, the options, certain fees paid to Lamb Weston by Lamb Weston BSW for sales and marketing services, and the contingent obligation related to production shortfalls. Lamb Weston’s maximum exposure to loss as a result of Lamb Weston’s involvement with this venture is equal to Lamb Weston’s equity investment in the venture, and the amount, if any, by which the put option exercise price exceeds the fair value of the noncontrolling interest in Lamb Weston BSW upon its exercise. Also, in the event of a production shortfall, Lamb Weston could be required to compensate Ochoa for lost profits. It is not possible to determine the maximum exposure to losses from the potential exercise of the put option or from potential production shortfalls. However, Lamb Weston does not expect to incur material losses resulting from these potential exposures.

Lamb Weston and Lamb Weston BSW purchase potatoes from a shareholder of Ochoa. The aggregate amount of such purchases were $61.1 million, $55.2 million and $54.3 million (unaudited) in fiscal years 2015, 2014 and 2013, respectively.

Due to the consolidation of this variable interest entity, Lamb Weston reflected the following in the Combined Balance Sheets:

	May 31, 2015	May 25, 2014
Cash and cash equivalents	$13.7	$17.7
Receivables, less allowance for doubtful accounts	0.2	—
Inventories	1.3	1.4
Prepaid expenses and other current assets	0.3	0.3
Property, plant and equipment, net	53.2	51.8
Goodwill	18.8	18.8
Brands, trademarks and other intangibles, net	6.0	6.7

Total assets	$93.5	$96.7

Current installments of long-term debt	$36.1	$36.1
Accounts payable	16.9	12.2
Accrued payroll	0.7	0.5
Other accrued liabilities	0.6	0.6
Other noncurrent liabilities (noncontrolling interest)	31.3	33.3

Total liabilities	$85.6	$82.7

The liabilities recognized as a result of consolidating the Lamb Weston BSW entity do not represent additional claims on Lamb Weston’s general assets. The creditors of Lamb Weston BSW have claims only on the assets of Lamb Weston BSW. The assets recognized as a result of consolidating Lamb Weston BSW are the property of the venture and are not available to Lamb Weston for any other purpose.

Variable Interest Entities Not Consolidated

Lamb Weston also has variable interests in certain other entities that Lamb Weston has determined to be variable interest entities, but for which Lamb Weston is not the primary beneficiary. Lamb Weston does not consolidate the financial statements of these entities.

Lamb Weston holds a 50% interest in Lamb Weston RDO, a potato processing venture. Lamb Weston provides all sales and marketing services to Lamb Weston RDO. Lamb Weston receives a fee for these services based on a percentage of the net sales of the venture. The fees received were $11.7 million, $12.0 million, and $11.9 million (unaudited) in fiscal 2015, 2014, and 2013, respectively. These fees are recorded as a reduction to selling, general, and administrative expense. Lamb Weston reflects the value of their ownership interest in this venture in other assets in the Combined Balance Sheets, based upon the equity method of accounting. The balance of Lamb Weston’s investment was $14.6 million and $12.6 million at May 31, 2015 and May 25, 2014, respectively, representing their maximum exposure to loss as a result of Lamb Weston’s involvement with this venture. The capital structure of Lamb Weston RDO includes owners’ equity of $29.2 million and term borrowings from banks of $41.6 million as of May 31, 2015. Lamb Weston has determined that they do not have the power to direct the activities that most significantly impact the economic performance of this venture.

8.	GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

The change in the carrying amount of goodwill for fiscal 2015 and 2014 was as follows:

	Global	Foodservice	Retail	Other	Total
Balance as of May 26, 2013 (unaudited)	$54.0	$42.8	$10.9	$4.5	$112.2
Currency translation	0.4	—	—	—	0.4

Balance as of May 25, 2014	54.4	42.8	10.9	4.5	112.6
Acquisition	23.8	—	—	—	23.8
Currency translation	(1.5)	—	—	—	(1.5)

Balance as of May 31, 2015	$76.7	$42.8	$10.9	$4.5	$134.9

Other identifiable intangible assets were as follows:

	2015		2014
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizing intangible assets	$18.0	$—	$18.0	$—
Amortizing intangible assets	35.1	11.4	34.8	11.9

	$53.1	$11.4	$52.8	$11.9

Amortizing intangible assets, carrying a remaining weighted average life of approximately 15 years, are principally composed of customer relationships and licensing arrangements. For fiscal 2015, 2014, and 2013, Lamb Weston recognized amortization expense of $2.6 million, $2.3 million, and $2.4 million (unaudited), respectively. Based on amortizing assets recognized in our Combined Balance Sheet as of May 31, 2015, amortization expense is estimated to average $2.0 million for each of the next five years, with a high expense of $2.2 million in fiscal year 2016 and decreasing to a low expense of $1.8 million in fiscal year 2020.

9.	INVENTORIES

The major classes of inventories were as follows:

	May 31, 2015	May 25, 2014
Raw materials and packaging	$85.2	$74.0
Work in process	—	—
Finished goods	378.3	343.3
Supplies and other	24.7	23.4

Total	$488.2	$440.7

10.	SHARE-BASED PAYMENTS

ConAgra Foods has stockholder-approved stock plans that provide for the granting of equity-based compensation to employees, including Lamb Weston’s employees. Under these stockholder-approved plans, ConAgra Foods has granted options for the purchase of ConAgra Foods common stock at prices equal to the fair value at the time of grant. ConAgra Foods has also issued stock pursuant to these plans under various share-based compensation arrangements, including restricted stock units, performance shares and other share-based awards. ConAgra Foods has also granted restricted share equivalents pursuant to these plans, which awards are ultimately settled in cash based on the market price of ConAgra Foods’ common stock as of the date the award is fully vested.

All stock-based compensation plans are managed on a consolidated basis by ConAgra Foods. Certain costs of these programs have been allocated to Lamb Weston directly based on participation by specific employees associated with the business, and through indirect cost allocations described in Note 2.

Stock Options

Under ConAgra Foods’ stockholder-approved stock plans, options granted to employees become exercisable under various vesting schedules (typically three years) and generally expire seven to ten years after the date of grant.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for stock options granted:

	2015	2014	2013 (Unaudited)
Expected volatility (%)	17.44	21.13	22.95
Dividend yield (%)	3.12	3.24	3.77
Risk-free interest rates (%)	1.62	1.37	0.57
Expected life of stock option (years)	4.92	4.91	4.80

The expected volatility is based on the historical market volatility of ConAgra Foods’ stock over the expected life of the stock options granted. The expected life represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees’ historical exercise and termination behavior.

Compensation expense is recognized using the straight-line method over the requisite service period. The compensation expense relating to Lamb Weston employees participating in the ConAgra Foods stock plan for stock option awards was $0.4 million, $0.5 million, and $0.6 million (unaudited), for fiscal 2015, 2014, and 2013, respectively. The tax benefit related to the stock option expense for fiscal 2015, 2014, and 2013 was $0.1 million, $0.2 million, and $0.2 million (unaudited), respectively. The closing market price of ConAgra Foods’ common stock on the last trading day of fiscal 2015 was $38.61 per share.

Restricted Stock Units

In accordance with its stockholder-approved plans, ConAgra Foods issues restricted stock units and other share-based awards (“share units”). These awards generally have requisite service periods (typically three years). Under each arrangement, stock is issued without direct cost to the employee. The fair value of the share units is estimated based upon the market price of ConAgra Foods’ common stock at the date of grant. Certain share unit grants do not provide for the payment of dividend equivalents to the participant during the requisite service period (vesting period). For those grants, the value of the grants is reduced by the net present value of the foregone dividend equivalent payments.

Compensation expense for share unit awards is recognized on a straight-line basis over the requisite service period. The compensation expense relating to employees of Lamb Weston participating in the ConAgra Foods stock plan for stock-settled share unit awards totaled $2.0 million, $2.4 million, and $3.6 million (unaudited) for fiscal 2015, 2014, and 2013, respectively. The tax benefit related to the stock-settled share unit award compensation expense for fiscal 2015, 2014, and 2013 was $0.7 million, $0.9 million, and $1.3 million (unaudited), respectively.

All cash-settled share units are marked-to-market and presented within other current and noncurrent liabilities in the Combined Balance Sheets. The compensation expense relating to employees of Lamb Weston participating in the ConAgra Foods stock plan for cash-settled share unit awards totaled $4.4 million, $1.9 million, and $1.3 million (unaudited) for fiscal 2015, 2014, and 2013, respectively. The tax benefit related to the cash-settled share unit award compensation expense for fiscal 2015, 2014, and 2013 was $1.6 million, $0.7 million, and $0.5 million (unaudited), respectively.

The following table summarizes the nonvested share units as of May 31, 2015 and changes during the fiscal year then ended:

	Stock-settled		Cash-settled
Share Units	Share Units (in thousands)	Weighted Average Grant-Date Fair Value	Share Units (in thousands)	Weighted Average Grant-Date Fair Value
Nonvested share units at May 25, 2014	271.8	$28.67	200.4	$30.82
Granted	80.7	$31.37	113.1	$30.89
Vested/Issued	126.0	$26.04	2.8	$27.90
Forfeited	18.5	$29.85	4.5	$31.35
Nonvested share units at May 31, 2015	207.9	$31.21	306.2	$30.87

Compensation expense allocated to Lamb Weston for stock-based compensation arrangements with employees of ConAgra Foods, in addition to the direct and incremental expense disclosed above, totaled $2.7 million, $2.5 million, and $7.7 million (unaudited) for fiscal 2015, 2014, and 2013, respectively. The tax benefit related to the allocated stock-based compensation expense for fiscal 2015, 2014, and 2013 was $1.0 million, $0.9 million, and $2.8 million (unaudited), respectively.

Based on estimates at May 31, 2015, total unrecognized compensation expense, net of estimated forfeitures, related to share-based payments was $9.8 million.

11.	PRE-TAX INCOME AND INCOME TAXES

Pre-tax income (loss) consisted of the following:

	2015	2014	2013 (Unaudited)
United States	$382.7	$356.9	$424.0
Foreign	35.3	31.1	35.2

	$418.0	$388.0	$459.2

The provision for income taxes included the following:

	2015	2014	2013 (Unaudited)
Current
Federal	$92.3	$118.5	$121.4
State	13.1	15.6	13.9
Foreign	11.3	6.4	7.6

	116.7	140.5	142.9

Deferred
Federal	23.8	(19.7	6.9
State	2.3	(2.8	1.8
Foreign	(2.4)	(0.3)	0.3

	23.7	(22.8	9.0

	$140.4	$117.7	$151.9

Income taxes computed by applying the U.S. Federal statutory rates to income from continuing operations before income taxes are reconciled to the provision for income taxes set forth in the Combined Statements of Earnings as follows:

	2015	2014	2013 (Unaudited)
Computed U.S. Federal income taxes	$146.3	$135.8	$160.8
State income taxes, net of Federal income tax impact	10.2	8.4	10.4
Tax credits and domestic manufacturing deduction	(9.2)	(12.5)	(13.2)
Effect of taxes booked on foreign operations	(3.0)	(5.4)	(5.0)
Change in estimate related to tax methods used for certain international sales	—	(6.6)	—
Other	(3.9)	(2.0)	(1.1)

	$140.4	$117.7	$151.9

Income taxes paid, net of refunds, were $115.1 million, $142.0 million, and $145.9 million (unaudited) in fiscal 2015, 2014, and 2013, respectively.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

	May 31, 2015		May 25, 2014
	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment	$—	$156.9	$—	$130.7
Goodwill and other intangible assets	—	23.2	—	23.0
Accrued expenses	3.3	—	9.4	—
Compensation related liabilities	9.1	—	7.9	—
Pension and other postretirement benefits	4.3	—	5.7	—
Other liabilities that will give rise to future tax deductions	6.0	—	7.2	—
Deferred revenue previously recognized for tax	8.2	—	8.9	—
Net operating loss carryforwards	9.2	—	1.2	—
Federal impact of uncertain tax positions	2.1	—	2.4	—
Financing lease previously recognized for tax	26.3	—	26.8	—
Other	11.3	11.3	5.6	13.9

	74.7	191.4	75.1	167.6
Less: Valuation allowance	(8.9)	—	(3.9)	—

Net deferred taxes	$70.9	$191.4	$71.2	$167.6

At May 31, 2015 and May 25, 2014, net deferred tax assets of $21.3 million and $18.3 million, respectively, were included in prepaid expenses and other current assets. At May 31, 2015 and May 25, 2014, net deferred tax liabilities of $141.9 million and $114.8 million, respectively, were included in other noncurrent liabilities.

The liability for gross unrecognized tax benefits at May 31, 2015 was $4.3 million, excluding a related liability of $2.8 million for gross interest and penalties. Included in the balance at May 31, 2015 are $1.7 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Any associated interest and penalties imposed would affect the tax rate. As of May 25, 2014, Lamb Weston’s gross liability for unrecognized tax benefits was $3.6 million, excluding a related liability of $2.8 million for gross interest and penalties. Included in the balance at May 25, 2014 are $1.9 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Interest and penalties recognized in the Combined Statement of Earnings was a benefit of $0.2 million and $0.1 million in fiscal 2015 and fiscal 2014, respectively.

The net amount of unrecognized tax benefits at May 31, 2015 and May 25, 2014 that, if recognized, would favorably impact Lamb Weston’s effective tax rate was $2.2 million and $1.2 million, respectively.

Lamb Weston accrues interest and penalties associated with uncertain tax positions as part of income tax expense. Lamb Weston conducts business and files tax returns in numerous countries, states, and local jurisdictions. While Lamb Weston has no history of audits on a standalone basis, the Parent has completed its U.S. federal income tax audit for tax years through fiscal 2015 and all resulting significant items for fiscal 2015 and prior years have been settled with the IRS. Other major jurisdictions where we conduct business generally have statutes of limitations ranging from three to five years.

Lamb Weston estimates that it is reasonably possible that the amount of gross unrecognized tax benefits will decrease by up to $0.2 million over the next twelve months due to various state and foreign audit settlements and the expiration of statutes of limitations.

The change in the unrecognized tax benefits was:

Balance on May 26, 2013 (unaudited)	$3.5
Decreases from positions established during prior periods	(0.2)
Increases from positions established during prior periods	0.1
Increases from positions established during current period	0.4
Reductions resulting from lapse of applicable statute of limitation	(0.2)
Other adjustments to liability	(0.0)

Balance on May 25, 2014	$3.6
Decreases from positions established during prior periods	(0.2)
Increases from positions established during prior periods	0.4
Increases from positions established during current period	0.2
Decreases relating to settlements with taxing authorities	(0.1)
Reductions resulting from lapse of applicable statute of limitation	(0.6)
Other adjustments to liability	1.0

Balance on May 31, 2015	$4.3

Lamb Weston has approximately $6.4 million of foreign tax effected net operating loss carryforwards of which the majority expire in fiscal 2020. Federal and state capital loss carryovers of $2.8 million will expire in fiscal year 2020.

Lamb Weston has recognized a valuation allowance for the portion of the net operating loss carryforwards Lamb Weston believes are not more likely than not to be realized. The net impact on income tax expense related to changes in the valuation allowance for fiscal 2015 and fiscal 2014 were charges of $5.0 million and $0.8 million, respectively. For fiscal 2013, the valuation allowance remained unchanged. The fiscal 2015 change principally relates to increases to the valuation allowances for foreign net operating loss carryforwards. The fiscal 2014 change principally relates to increases to the valuation allowances for capital loss carryovers.

As of May 31, 2015, undistributed earnings of Lamb Weston’s foreign subsidiaries amounted to approximately $49.0 million. These undistributed earnings exclude earnings from a Lamb Weston Canadian business, which was included in a ConAgra foreign legal entity not subject to being spun-off. As amounts were impractical to allocate and no undistributed earnings are expected to be transferred in connection with the spin-off, no amounts are included in the undistributed earnings above. These earnings are considered to be indefinitely reinvested and accordingly, no U.S. Federal income taxes have been provided thereon. Lamb Weston has not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and associated companies that Lamb Weston considers to be reinvested indefinitely. It is not practicable to estimate the amount of U.S. income taxes that would be incurred in the event that Lamb Weston were to repatriate the cumulative earnings of non-U.S. affiliates and associated companies. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when Lamb Weston determines that such earnings are no longer indefinitely reinvested.

12.	LEASES

Lamb Weston leases certain facilities, land, and transportation equipment under agreements that expire at various dates. Rent expense for operating leases was $67.4 million, $74.2 million, and $70.1 million (unaudited) in fiscal 2015, 2014, and 2013, respectively.

A summary of non-cancellable operating lease commitments for fiscal years following May 31, 2015, was as follows:

2016	$16.6
2017	15.1
2018	8.3
2019	4.5
2020	2.8
Later years	8.9

$56.2

Rent expense allocated to Lamb Weston in addition to the direct and incremental expense disclosed above totaled $2.2 million, $1.8 million, and $2.7 million (unaudited) for fiscal 2015, 2014, and 2013, respectively.

During fiscal 2010, we completed the sale of approximately 17,600 acres of farmland to an unrelated buyer and immediately entered into an agreement with an affiliate of the buyer to lease back the farmland. Lamb Weston’s performance under the lease is guaranteed by its parent, ConAgra Foods. For purposes of the standalone financial statements of Lamb Weston, such a guarantee precludes accounting for this transaction as a sale and leaseback and, accordingly, the proceeds received of $75.0 million have been treated as a financing obligation (see Note 5) and the land and related equipment remain on our Combined Balance Sheets. At May 31, 2015, the remaining balance of the financing obligation was $70.7 million and the net carrying value of the related property was $41.0 million. The lease agreement has a remaining initial term of five years and two five-year renewal options.

13.	CONTINGENCIES

In certain limited situations, Lamb Weston will guarantee an obligation of an unconsolidated entity. At the time in which Lamb Weston initially provides such a guarantee, Lamb Weston assesses the risk of financial exposure to Lamb Weston under these agreements. Lamb Weston considers the credit-worthiness of the guaranteed party, the value of any collateral pledged against the related obligation, and any other factors that may mitigate Lamb Weston’s risk. Lamb Weston actively monitors market and entity-specific conditions that may result in a change of Lamb Weston’s assessment of the risk of loss under these agreements.

Lamb Weston is a party to various potato purchase supply agreements with growers, under which they deliver their potato crop from the contracted acres to Lamb Weston during the harvest season, and pursuant to the potato supply agreements, pricing for this inventory is determined after delivery, taking into account crop size and quality, among other factors. Lamb Weston paid $136.2 million, $142.5 million, and $144.3 million (unaudited) in fiscal 2015, 2014, and 2013, respectively, under the terms of the potato supply agreements. Amounts paid are initially capitalized in inventory and charged to cost of goods sold as related inventories are sold. Under the terms of such potato supply agreements, Lamb Weston has guaranteed repayment of short-term bank loans of the potato suppliers, under certain conditions. At May 31, 2015, the amount of supplier loans Lamb Weston has effectively guaranteed was $39.3 million. Lamb Weston has not established a liability for these guarantees, as Lamb Weston has determined that the likelihood of Lamb Weston’s required performance under the guarantees is remote.

Under certain other potato supply agreements, Lamb Weston makes advances to growers prior to the delivery of potatoes. The aggregate amount of such advances were $21.4 million and $19.6 million at May 31, 2015 and May 25, 2014, respectively.

Lamb Weston was a party to a supply agreement with an onion processing company where Lamb Weston had guaranteed, under certain conditions, repayment of a $25.0 million secured loan (the “Secured Loan”) of this onion products supplier to the supplier’s lender. During the fourth quarter of fiscal 2012, Lamb Weston received notice from the lender that the supplier had defaulted on the Secured Loan and Lamb Weston exercised Lamb Weston’s option to purchase the Secured Loan from the lender for $40.8 million, thereby assuming first-priority secured rights to the underlying collateral for the amount of the Secured Loan, and cancelling Lamb Weston’s guarantee. The supplier filed for bankruptcy during the fourth quarter of fiscal 2012 and during the second quarter of fiscal 2013, Lamb Weston acquired ownership and all rights to the underlying collateral, consisting of agricultural land and an onion processing facility. During the third quarter of fiscal 2013, Lamb Weston recognized an impairment charge of $10.2 million to reduce the carrying amount of these assets to their estimated fair value based upon updated appraisals. During the second quarter of fiscal 2014, Lamb Weston recognized an additional impairment charge of $8.9 million to reduce the carrying amount of the processing facility to its estimated fair value based upon expected sales proceeds. In the fourth quarter of fiscal 2014, Lamb Weston sold the land and recognized a gain of $5.1 million. In the third quarter of fiscal 2015, Lamb Weston sold the processing facility and recognized an immaterial gain.

Federal income tax credits were generated related to Lamb Weston’s sweet potato production facility in Delhi, Louisiana. Third parties invested in certain of these income tax credits. ConAgra Foods has guaranteed these third parties the face value of these income tax credits over their statutory lives, through fiscal 2017, in the event that the income tax credits are recaptured or reduced. The face value of the income tax credits was $26.7 million as of May 31, 2015. Lamb Weston believes the likelihood of the recapture or reduction of the income tax credits is remote, and therefore Lamb Weston has not established a liability in connection with this guarantee.

Lamb Weston holds a 50% interest in Lamb-Weston/Meijer, V.O.F. (“Lamb Weston Meijer”), a Netherlands joint venture, headquartered in the Netherlands, that manufactures and sells frozen potato products principally in Europe. Lamb Weston and Lamb Weston’s partner are jointly and severally liable for all legal liabilities of Lamb Weston Meijer. As of May 31, 2015 and May 25, 2014, the total liabilities of Lamb Weston Meijer were $129.1 million and $144.7 million, respectively. Lamb Weston Meijer is well capitalized, with partners’ equity of $255.9 million and $247.0 million as of May 31, 2015 and May 25, 2014, respectively. Lamb Weston has not established a liability in its balance sheets for the obligations of Lamb Weston Meijer, as Lamb Weston has determined the likelihood of any required payment by Lamb Weston to settle such liabilities of Lamb Weston Meijer is remote.

After taking into account liabilities recognized for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on Lamb Weston’s financial condition, results of operations, or liquidity. It is reasonably possible that a change in one of the estimates of the foregoing matters may occur in the future. Costs of legal services associated with the foregoing matters are recognized in earnings as services are provided.

14.	DERIVATIVE FINANCIAL INSTRUMENTS

Lamb Weston’s operations are exposed to market risks from adverse changes in commodity prices affecting the cost of raw materials and energy, foreign currency exchange rates, and interest rates. In the normal course of business, these risks are managed through a variety of strategies, including the use of derivatives.

Commodity and commodity index futures and option contracts are used from time to time to economically hedge commodity input prices on items such as natural gas, vegetable oils, packaging materials, and electricity. Generally, Lamb Weston economically hedges a portion of its anticipated consumption of commodity inputs for periods of up to 36 months. Lamb Weston, through its Parent, may enter into longer-term economic hedges on particular commodities, if deemed appropriate. As of May 31, 2015, Lamb Weston had economically hedged certain portions of its anticipated consumption of commodity inputs using derivative instruments with expiration dates through March 2016.

In order to reduce exposures related to changes in foreign currency exchange rates, Lamb Weston enters into forward exchange, option, or swap contracts from time to time for transactions denominated in a currency other than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory and capital equipment, sales of finished goods, and future settlement of foreign-denominated assets and liabilities. As of May 31, 2015, Lamb Weston had no derivative instruments used to economically hedge its foreign currency risk.

Economic Hedges of Forecasted Cash Flows

Many of Lamb Weston’s derivatives do not qualify for, and Lamb Weston does not currently designate certain commodity derivatives to achieve, hedge accounting treatment. Lamb Weston reflects realized and unrealized gains and losses from derivatives used to economically hedge anticipated commodity consumption in earnings immediately within cost of goods sold.

Economic Hedges of Fair Values—Foreign Currency Exchange Rate Risk

Lamb Weston may use options and cross currency swaps to economically hedge the fair value of certain monetary assets and liabilities (including intercompany balances) denominated in a currency other than the functional currency. These derivatives are marked-to-market with gains and losses immediately recognized in selling, general and administrative expenses. These substantially offset the foreign currency transaction gains or losses recognized as values of the monetary assets or liabilities being economically hedged change.

All derivative instruments are recognized on the Combined Balance Sheets at fair value (refer to Note 16 for additional information related to fair value measurements). The fair value of derivative assets is recognized within prepaid expenses and other current assets, while the fair value of derivative liabilities is recognized within other accrued liabilities. In accordance with generally accepted accounting principles, Lamb Weston offsets certain derivative asset and liability balances where master netting agreements provide for legal right of setoff.

Derivative assets were reflected in Lamb Weston’s Combined Balance Sheets as follows:

	May 31, 2015	May 25, 2014
Prepaid expenses and other current assets	$3.4	$10.2

The following table presents Lamb Weston’s derivative assets and liabilities, at May 31, 2015, on a gross basis, prior to the setoff of $0.4 million where legal right of setoff existed:

	Derivative Assets		Derivative Liabilities
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity Contracts	Prepaid expenses and other current assets	$3.8	Other accrued liabilities	$0.4

The following table presents Lamb Weston’s derivative assets and liabilities, at May 25, 2014, on a gross basis, prior to the setoff of $0.5 million where legal right of setoff existed:

	Derivative Assets		Derivative Liabilities
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity Contracts	Prepaid expenses and other current assets	$3.7	Other accrued liabilities	$0.5
Foreign exchange contracts	Prepaid expenses and other current assets	7.0	Other accrued liabilities	—

		$10.7		$0.5

The location and amount of gains (losses) from derivatives not designated as hedging instruments in Lamb Weston’s Combined Statements of Earnings were as follows:

	For the Fiscal Year Ended May 31, 2015
Derivatives Not Designated as Hedging Instruments	Location in Combined Statement of Earnings of Gain (Loss) Recognized on Derivatives	Amount of Gain (Loss) Recognized on Derivatives in Combined Statement of Earnings
Commodity contracts	Cost of goods sold	$(11.4)
Foreign exchange contracts	Selling, general and administrative expense	1.1

Total loss from derivative instruments not designated as hedging instruments		$(10.3)

	For the Fiscal Year Ended May 25, 2014
Derivatives Not Designated as Hedging Instruments	Location in Combined Statement of Earnings of Gain (Loss) Recognized on Derivatives	Amount of Gain (Loss) Recognized on Derivatives in Combined Statement of Earnings
Commodity contracts	Cost of goods sold	$(1.8)
Foreign exchange contracts	Selling, general and administrative expense	(0.7)

Total loss from derivative instruments not designated as hedging instruments		$(2.5)

	For the Fiscal Year Ended May 26, 2013 (Unaudited)
Derivatives Not Designated as Hedging Instruments	Location in Combined Statement of Earnings of Gain (Loss) Recognized on Derivatives	Amount of Gain (Loss) Recognized on Derivatives in Combined Statement of Earnings
Commodity contracts	Cost of goods sold	$(0.5)
Foreign exchange contracts	Selling, general and administrative expense	23.9

Total loss from derivative instruments not designated as hedging instruments		$23.4

As of May 31, 2015, Lamb Weston’s open commodity contracts had a notional value (defined as notional quantity times market value per notional quantity unit) of $58.4 million and $20.7 million for purchase and sales contracts, respectively. As of May 25, 2014, Lamb Weston’s open commodity contracts had a notional value of $62.4 million and $35.6 million for purchase and sales contracts, respectively. The notional amount of Lamb Weston’s foreign currency forward contracts as of May 25, 2014 was $29.2 million.

ConAgra Foods enters into certain commodity and foreign exchange derivatives with a diversified group of counterparties on behalf of Lamb Weston. ConAgra Foods continually monitors Lamb Weston’s positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. These transactions may expose Lamb Weston to potential losses due to the risk of nonperformance by these counterparties. Lamb Weston has not incurred a material loss due to nonperformance in any period presented and does not expect to incur any such material loss. ConAgra Foods also enters into futures and options transactions on behalf of Lamb Weston through various regulated exchanges.

At May 31, 2015, the maximum amount of loss due to the credit risk of the counterparties had the counterparties failed to perform according to the terms of the contracts, was $1.1 million.

15.	PENSION BENEFITS

ConAgra Foods offers plans that are shared amongst its businesses, including Lamb Weston. In these cases, the participation of Lamb Weston employees in these plans is reflected in these financial statements as though

Lamb Weston participates in a multiemployer plan with ConAgra Foods. A proportionate share of the cost is reflected in these Combined Financial Statements. Assets and liabilities of such plans are retained by ConAgra Foods. Further information on the ConAgra Foods plan is discussed in ConAgra Foods’ Annual Report on Form 10-K for the fiscal year ended May 31, 2015.

16.	FAIR VALUE MEASUREMENTS

FASB guidance establishes a three-level fair value hierarchy based upon the assumptions (inputs) used to price assets or liabilities. The three levels of inputs used to measure fair value are as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities,

Level 2—Observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets, and

Level 3—Unobservable inputs reflecting Lamb Weston’s own assumptions and best estimate of what inputs market participants would use in pricing the asset or liability.

The fair values of Lamb Weston’s Level 2 derivative instruments were determined using valuation models that use market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent commodity and foreign currency option and forward contracts.

The following table presents Lamb Weston’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of May 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$2.3	$1.1	$—	$3.4
Deferred compensation assets	0.9	—	—	0.9

Total assets	$3.2	$1.1	$—	$4.3

Liabilities:
Deferred compensation liabilities	$6.5	$—	$—	$6.5

Total liabilities	$6.5	$—	$—	$6.5

The following table presents Lamb Weston’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of May 25, 2014:

	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$2.6	$7.6	$—	$10.2
Deferred compensation assets	3.0	—	—	3.0

Total assets	$5.6	$7.6	$—	$13.2

Liabilities:
Deferred compensation liabilities	$9.6	$—	$—	$9.6

Total liabilities	$9.6	$—	$—	$9.6

Certain assets and liabilities, including long-lived assets, goodwill, asset retirement obligations, and cost and equity investments are measured at fair value on a non-recurring basis.

During fiscal 2014, the $17.7 million carrying amount of a potato processing and storage facility (level 3 asset) was written down to its fair value of $3.8 million, resulting in an impairment charge of $13.9 million to selling, general and administrative expenses. The fair value measurement used to determine the impairment was based upon the expected sales price.

During fiscal 2013, the $40.8 million carrying amount of agricultural land and a processing facility (level 3 assets) acquired from an onion products supplier was written-down to its fair value of $30.6 million, resulting in an impairment charge of $10.2 million. The fair value of the measurement used to determine the impairment was based up updated appraisals. In 2014, the processing facility, with a carrying value of $19.7 million was written-down to its fair value of $10.8 million, resulting in an impairment charge of $8.9 million. The fair value of the measurement used to determine the impairment was based upon the expected sales price. The impairment charges are included in selling, general and administrative expenses (see Note 13).

The carrying amount of long-term debt (including current installments) was $125.7 million as of May 31, 2015 and $127.2 million as of May 25, 2014, which approximates its fair value (level 2 liabilities).

17.	OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consisted of:

	May 31, 2015	May 25, 2014
Noncurrent income tax liabilities	$148.9	$121.2
Noncontrolling interest and put option premium of Lamb Weston BSW	41.6	41.9
Other	53.5	60.2

	$244.0	$223.3

18.	INVESTMENTS IN JOINT VENTURES

Lamb Weston has investments in certain potato joint ventures. The carrying value of our equity method investments at the end of fiscal 2015 and 2014 was $119.8 million and $103.5 million, respectively. These amounts are included in Other Assets.

In fiscal 2015, 2014, and 2013, we had sales to and purchases from our equity method investments of $7.8 million and $12.8 million, $5.4 million and $3.4 million, and $2.7 million (unaudited) and $2.0 million (unaudited), respectively. Total dividends received from equity method investments in fiscal 2015, 2014, and 2013 were $12.0 million, $45.9 million, and $24.3 million (unaudited), respectively.

Summarized combined financial information for our equity method investments on a 100% basis is as follows:

	2015	2014
Net sales	$872.1	$925.4
Gross margin	171.7	161.5

Earnings after income taxes	$99.8	$77.4

	May 31, 2015	May 25, 2014
Current assets	$285.3	$357.9
Noncurrent assets	193.0	194.2
Current liabilities	151.8	188.6
Noncurrent liabilities	47.1	48.9

19.	BUSINESS SEGMENTS AND RELATED INFORMATION

We report our operations in four reporting segments: Global, Retail, Foodservice, and Other.

Global

The Global reporting segment includes branded and private label frozen potato products sold in North America and International markets. The segment includes the top 100 North America based restaurant chains and international customers comprised of global & regional chains, foodservice distributors and retailers. The segment’s product portfolio includes frozen potatoes, sweet potatoes, vegetables and appetizers sold under the Lamb Weston brand, as well as many custom labels.

Retail

The Retail reporting segment includes consumer facing retail branded and private label frozen potato products, which are sold primarily to grocery, mass merchants, club, and specialty retailers. The segment’s primary food items include: frozen potato and sweet potato items which are sold under retailer’s own brands and other licensed equities such as Alexia® and the brand names of major North American restaurant chains.

Foodservice

The Foodservice reporting segment includes branded and private label frozen potato sales throughout the United States and Canada. The primary food items include: frozen potato, sweet potato, commercial ingredients and appetizer items which are sold primarily to commercial distributors, regional chains, independent restaurants, and non-commercial channels. The branded items are sold under the Lamb Weston® brand across all foodservice channels.

Other

The Other segment primarily includes Equity earnings from Lamb Weston’s joint ventures with Lamb Weston Meijer and Lamb Weston RDO along with the vegetable and dairy business.

We do not aggregate operating segments when determining our reporting segments.

	2015	2014	2013 (Unaudited)
Net sales
Global	$1,512.9	$1,493.2	$1,424.7
Foodservice	929.0	865.6	917.7
Retail	355.6	333.0	306.3
Other	127.5	123.4	129.7

Total net sales	$2,925.0	$2,815.2	$2,778.4
Product contribution margin
Global	$253.7	$279.5	$323.5
Foodservice	246.0	216.3	275.4
Retail	47.6	49.8	44.8
Other	20.6	18.4	20.6

Total product contribution margin	$567.9	$564.0	$664.3

Equity method investment earnings (Other segment)	$42.7	$29.6	$35.7

Total product contribution margin plus equity method investment earnings	$610.6	$593.6	$700.0

Other selling, general and administrative expenses	$186.5	$200.3	$235.5
Interest expense, net	6.1	5.3	5.3
Income tax expense	140.4	117.7	151.9

Net income	$277.6	$270.3	$307.3
Less: Net income attributable to noncontrolling interests	9.3	9.4	9.0

Net income attributable to Lamb Weston	$268.3	$260.9	$298.3

Assets by Segment

The manufacturing assets of Lamb Weston are shared across all reporting segments. Output from these facilities used by each reporting segment can change from fiscal year to fiscal year. Therefore, it is impracticable to allocate those assets to the reporting segments, as well as disclose total assets by segment.

Other Information

At May 31, 2015, Lamb Weston had approximately 6,300 employees, primarily in the United States. Approximately 25% of Lamb Weston’s employees are parties to collective bargaining agreements. Of the employees subject to collective bargaining agreements, approximately 10% are parties to collective bargaining agreements scheduled to expire during fiscal 2016.

Our operations are principally in the United States. With respect to operations outside of the United States, no single foreign country or geographic region was significant with respect to consolidated operations for fiscal 2015, 2014, and 2013. Foreign net sales, including sales by domestic segments to customers located outside of the United States and Canada, were approximately $577.0 million, $601.8 million, and $534.8 million (unaudited) in fiscal 2015, 2014, and 2013, respectively. Lamb Weston’s long-lived assets located outside of the United States are not significant.

Lamb Weston’s largest customer, McDonald’s Corporation, accounted for approximately 11%, 13%, and 13% (unaudited) of consolidated net sales for fiscal 2015, 2014, and 2013, respectively. In fiscal 2013, Sysco Corporation also accounted for approximately 12% (unaudited) of consolidated net sales.

McDonald’s Corporation accounted for approximately 11% of consolidated net receivables as of May 25, 2014.

20.	SUBSEQUENT EVENTS

On November 18, 2015, ConAgra Foods announced its plans to separate into two public companies, Conagra Brands and Lamb Weston. The transaction is expected to be structured as a spinoff of the Lamb Weston business, tax free to ConAgra Foods and its shareholders, in the fall of calendar 2016.

Lamb Weston

Unaudited Combined Statements of Earnings

(in millions)

(Unaudited)

	Thirty-nine Weeks Ended February 28, 2016	Thirty-nine Weeks Ended February 22, 2015
Net sales	$2,216.8	$2,104.7
Costs and expenses:
Cost of goods sold	1,731.8	1,689.0
Selling, general and administrative expenses	163.6	148.0
Interest expense, net	4.3	4.6

Income from before income taxes and equity method earnings	317.1	263.1
Income tax expense	124.2	98.7
Equity method investment earnings	56.3	27.7

Net income	$249.2	$192.1

Less: Net income attributable to noncontrolling interests	6.5	7.7

Net income attributable to Lamb Weston	$242.7	$184.4

The accompanying Notes are an integral part of the unaudited combined financial statements.

Lamb Weston

Unaudited Combined Statements of Comprehensive Income

(in millions)

(Unaudited)

	Thirty-nine weeks Ended February 28, 2016			Thirty-nine weeks Ended February 27, 2015
	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income	$373.4	$(124.2)	$249.2	$290.8	$(98.7)	$192.1
Other comprehensive income:
Pension and post-employment benefit obligations included in net income:
Unrealized pension and post-employment benefit obligations	7.2	(1.8)	5.4	3.9	(1.0)	2.9
Reclassification for pension and post-employment benefits included in net income	(5.3)	1.3	(4.0)	—	—	—
Unrealized currency translation gains (losses)	(9.4)	—	(9.4)	(26.5)	—	(26.5)

Comprehensive income	365.9	(124.7)	241.2	268.2	(99.7)	168.5
Comprehensive income attributable to noncontrolling interests	6.5	—	6.5	7.7	—	7.7

Comprehensive income attributable to Lamb Weston	$359.4	$(124.7)	$234.7	$260.5	$(99.7)	$160.8

The accompanying Notes are an integral part of the unaudited combined financial statements.

Lamb Weston

Unaudited Combined Balance Sheets

(in millions)

(Unaudited)

	February 28, 2016	May 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$36.6	$30.6
Receivables, less allowance for doubtful accounts of $1.0 and $0.8	199.8	171.4
Inventories	544.5	488.2
Prepaid expenses and other current assets	89.8	82.8

Total current assets	870.7	773.0

Property, plant and equipment	2,020.5	1,948.4
Less accumulated depreciation	(999.5)	(947.1)

Property, plant and equipment, net	1,021.0	1,001.3

Goodwill	133.8	134.9
Brands, trademarks and other intangibles, net	40.1	41.7
Other assets	152.2	126.3

	$2,217.8	$2,077.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable	21.8	3.5
Current installments of long-term debt	3.9	39.2
Accounts payable	240.3	235.9
Accrued payroll	34.4	27.3
Other accrued liabilities	76.4	83.3

Total current liabilities	376.8	389.2

Senior long-term debt, excluding current installments	114.3	86.5
Other noncurrent liabilities	251.7	244.0

Total liabilities	742.8	719.7

Commitments and contingencies (Note 8)
Parent companies’ invested equity
Parent companies’ equity investment	1,488.1	1,362.6
Accumulated other comprehensive loss	(13.1)	(5.1)

Total parent companies’ invested equity	1,475.0	1,357.5

	$2,217.8	$2,077.2

The accompanying Notes are an integral part of the unaudited combined financial statements.

Lamb Weston

Unaudited Combined Statements of Cash Flows

(in millions)

(Unaudited)

	Thirty-nine weeks ended February 28, 2016	Thirty-nine weeks ended February 22, 2015
Cash flows from operating activities:
Net income	$249.2	$192.1
Adjustments to reconcile income to net cash flows from operating activities:
Depreciation and amortization	71.5	69.4
Gain on sale of fixed assets	(0.3)	(0.6)
Share-based payments expense	6.2	5.1
Earnings of affiliates in excess of distributions	(27.0)	(18.8)
Other items	(5.9)	(6.8)
Change in operating assets and liabilities excluding effects of business acquisitions and dispositions:
Receivables	(28.4)	(3.7)
Inventories	(56.3)	(100.8)
Deferred income taxes and income taxes payable, net	5.3	22.0
Prepaid expenses and other current assets	(6.4)	(10.9)
Accounts payable	12.7	11.2
Accrued payroll and other accrued liabilities	0.5	7.2

Net cash flows from operating activities	221.1	165.4

Cash flows from investing activities:
Additions to property, plant and equipment	(108.6)	(76.1)
Purchase of business, net of cash acquired	—	(74.7)
Sale of property, plant and equipment	5.2	16.0

Net cash flows from investing activities	(103.4)	(134.8)

Cash flows from financing activities:
Net short-term borrowings	18.2	(12.6)
Issuance of long-term debt	30.0	—
Repayment of long-term debt	(38.5)	(2.0)
Cash transfers with parent, net	(115.0)	(1.6)
Cash distributions paid to noncontrolling interest	(6.2)	(10.4)

Net cash flows from financing activities	(111.5)	(26.6)

Effect of exchange rate changes on cash and cash equivalents	(0.2)	(0.9)
Net change in cash and cash equivalents	6.0	3.1
Cash and cash equivalents at beginning of year	30.6	27.0

Cash and cash equivalents at end of year	$36.6	$30.1

The accompanying Notes are an integral part of the unaudited combined financial statements.

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial information reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of operations, financial position, and cash flows for the periods presented. The adjustments are of a normal recurring nature, except as otherwise noted. These condensed combined financial statements should be read in conjunction with the combined financial statements and related notes of Lamb Weston for the fiscal year ended May 31, 2015.

The results of operations for any quarter or a partial fiscal year period are not necessarily indicative of the results to be expected for other periods or the full fiscal year.

Basis of Presentation

These combined financial statements reflect the historical financial position, results of operations, and cash flows of Lamb Weston during each respective period. The combined financial statements were prepared using the specific accounting records of the entities which comprise the business of Lamb Weston. In some cases, principally foreign locations, those business activities are contained within entities which are engaged in other business activities of the Parent. The combined financial statements of Lamb Weston have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Because a direct ownership relationship did not exist among the various units comprising Lamb Weston, ConAgra Foods, Inc. (“ConAgra Foods” or the “Parent”) and its subsidiaries’ equity investment is shown in lieu of stockholders’ equity in the combined financial statements. The financial information included herein may not reflect the combined financial position, results of operations, changes in parent companies’ equity investment, and cash flows of Lamb Weston in the future, and does not reflect what they would have been had Lamb Weston been operated as a separate, stand-alone entity during the periods presented. All significant intercompany investments, accounts, and transactions between the various legal entities comprising Lamb Weston have been eliminated.

ConAgra Foods has historically provided services to its subsidiaries, including Lamb Weston, for certain functions. These services include providing certain legal, finance, internal audit, financial reporting, income tax accounting and advisory, insurance, information technology, treasury, and human resources functions. The cost of providing these services has been allocated to the operating businesses of ConAgra Foods, including Lamb Weston. These allocated costs are included in these combined financial statements. The allocations have been determined on a basis which ConAgra Foods and Lamb Weston considered to be reasonable reflections of the utilization of services provided by ConAgra Foods. However, these allocations may not reflect the costs and expenses that Lamb Weston would have incurred as a stand-alone company. A more detailed discussion of the relationship with ConAgra Foods, including a description of the costs which have been allocated to Lamb Weston and the methods of cost allocation, is included in Note 2.

As further described in Note 2, Lamb Weston engages in various intercompany transactions with ConAgra Foods and its affiliates, including the sale and purchase of certain products, the procurement of certain materials and services, cash transfers related to ConAgra Foods’ centralized cash management process and expense allocations. As ConAgra Foods does not settle intercompany transactions with its businesses on a routine basis, all amounts due to (from) ConAgra Foods are classified as parent companies’ equity investment in the combined balance sheets. Changes in parent companies’ equity investment arising from cash transactions are presented as financing activities in the accompanying combined statements of cash flows, notwithstanding that advances from parent companies are utilized to fund Lamb Weston’s working capital requirements.

Comprehensive Income

Comprehensive income includes net income, currency translation adjustments, and changes in prior service cost and net actuarial gains (losses) from a pension (for amounts not in excess of the 10% “corridor”) plan of an equity method investee. Lamb Weston generally deems its foreign investments to be essentially permanent in nature and Lamb Weston does not provide for taxes on currency translation adjustments arising from converting the investment denominated in a foreign currency to U.S. dollars. When Lamb Weston determines that a foreign investment, as well as undistributed earnings, are no longer permanent in nature, estimated taxes are provided for the related deferred tax liability (asset), if any, resulting from currency translation adjustments.

The following table summarizes the reclassifications from accumulated other comprehensive loss into income (loss):

	Thirty-nine weeks ended February 28, 2016	Thirty-nine weeks ended February 22, 2015	Affected Line Item in the Combined Statement of Earnings[1]
Amortization of pension liabilities:
Pension settlement of equity method investee	$(5.3)	$—	Equity method investment earnings

	(5.3)	—	Total before tax
	1.3	—	Income tax expense

	$(4.0)	$—	Net of tax

1	Amounts in parentheses indicate income recognized in the Combined Statements of Earnings.

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires Lamb Weston to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets, liabilities, revenues, and expenses as reflected in the combined financial statements. Actual results could differ from these estimates.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP. On July 9, 2015, the FASB deferred the effective date of the new revenue recognition standard by one year. Based on the FASB’s ASU, Lamb Weston will apply the new revenue standard in its fiscal year 2019. Early adoption in Lamb Weston fiscal year 2018 is permitted. Lamb Weston is evaluating the effect that ASU 2014-09 will have on its combined financial statements and related disclosures. The standard permits the use of either the retrospective or cumulative effect transition method.

In July 2015, the FASB issued ASU 2015-11, Inventory, which requires an entity to measure inventory within the scope at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. Lamb Weston does not expect this ASU to have a material impact to its financial statements. The standard is to be applied prospectively.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which will require entities to present deferred tax assets (DTAs) and deferred tax liabilities (DTLs) as noncurrent in a classified balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in a classified balance sheet. The effective date for the standard is for fiscal years beginning after December 15, 2016. Early adoption is permitted. The standard is to be applied prospectively or retrospectively.

In February 2016, the FASB issued its final lease accounting standard, FASB Accounting Standard Codification (“ASC”) Topic 842, Leases, which requires lessees to reflect most leases on their balance sheet as assets and obligations. The effective date for the standard is for fiscal years beginning after December 15, 2018. Early adoption is permitted. Lamb Weston is evaluating the effect that ASC 842 will have on its consolidated financial statements and related disclosures. The standard is to be applied under the modified retrospective method, with elective reliefs, which requires application of the new guidance for all periods presented.

2.	TRANSACTIONS WITH AFFILIATED COMPANIES

ConAgra Foods provides a variety of services to Lamb Weston, such as treasury and cash management, procurement, information technology, general accounting and finance, payroll and human resources, legal and communications, real estate and facilities, and other general and administrative stewardship. To the extent that costs were not directly attributable to Lamb Weston (direct costs primarily include restructuring charges and employee benefits for Lamb Weston personnel which include certain stock-based compensation, pension and postretirement benefits, healthcare and workers’ compensation), ConAgra Foods allocates certain selling, general and administrative costs to Lamb Weston based on specific metrics correlated with the cost of these services (e.g., employee headcount, net sales, square footage of office space, etc.). Allocations based upon these metrics resulted in $38.0 million and $27.4 million of selling, general, and administrative costs allocated to Lamb Weston in the first three quarters of fiscal 2016 and 2015, respectively.

The above allocations were consistent with historical allocations for Lamb Weston; however, ConAgra Foods does not historically allocate certain other corporate costs to its various segments. For any remaining indirect corporate costs which support Lamb Weston, Lamb Weston has been allocated additional selling, general and administrative costs using an equal weighting between Lamb Weston product contribution margin (net sales less cost of goods sold and advertising and promotion expenses) and Lamb Weston total assets relative to consolidated ConAgra Foods product contribution margin and total assets. Allocations of indirect corporate costs resulted in $36.7 million and $26.7 million of selling, general and administrative costs allocated to Lamb Weston in the first three quarters of fiscal year 2016 and 2015, respectively.

Although it is not practicable to estimate what such costs would have been if Lamb Weston had operated as a separate entity, Lamb Weston considers such allocations to have been made on a reasonable basis.

The Combined Balance Sheets and the Combined Statements of Earnings include only the specific debt and interest expense of the legal entities that make-up Lamb Weston, and do not include any allocated interest expense or third party debt of ConAgra Foods. The interest expense included in Lamb Weston’s results of operations was $4.3 million and $4.6 million in the first three quarters of fiscal 2016 and 2015, respectively.

ConAgra Foods does not settle intercompany transactions with its subsidiaries on a routine basis. As such, all amounts due to (from) ConAgra Foods are classified as parent companies’ equity in the combined balance sheets. Net transactions with ConAgra Foods on the combined statements of parent companies’ equity reflect changes in parent companies’ equity for all transactions between ConAgra Foods and Lamb Weston, including direct and allocated charges from ConAgra Foods to Lamb Weston, intercompany cash transfers, derivative hedging activities performed by ConAgra Foods for the benefit of Lamb Weston, sales of potatoes, vegetables, and other products for use by other ConAgra affiliates, and net cash management activities. In addition, these financial statements reflect the sale of certain branded products manufactured for distribution by other ConAgra affiliates. Income tax payments are made by ConAgra Foods on Lamb Weston’s behalf. Income taxes payable are settled in parent companies’ equity when payments are made by ConAgra Foods.

Sales to ConAgra Foods of $22.6 million and $18.8 million were included in net sales for the first three quarters of fiscal 2016 and 2015, respectively. The related cost of goods sold were $18.8 million and $16.0 million, respectively. Lamb Weston also made purchases from ConAgra Foods of $13.5 million and $18.6 million in the first three quarters of fiscal 2016 and 2015, respectively.

3.	ACQUISITIONS

In July 2014, Lamb Weston acquired TaiMei Potato Industry Limited, a potato processor in China, for $92.2 million, consisting of $74.9 million in cash, net of cash acquired, plus assumed liabilities. The purchase included approximately $59.7 million for property and equipment associated with making frozen potato products. Approximately $23.8 million of the purchase price has been allocated to goodwill and $3.5 million to other intangible assets. The amount allocated to goodwill is not deductible for income tax purposes.

Under the acquisition method of accounting, the assets acquired and liabilities assumed in these acquisitions were recorded at their respective estimated fair values at the date of acquisition.

4.	RESTRUCTURING ACTIVITIES

Supply Chain and Administrative Efficiency Plan

Lamb Weston incurred costs in connection with an initiative to improve selling, general and administrative effectiveness and efficiencies, which is referred to as the Supply Chain and Administrative Efficiency Plan (the “SCAE Plan”).

During the first three quarters of fiscal 2016 and 2015, Lamb Weston recognized severance-related expenses of $0.1 million and $0.7 million, respectively, related to the SCAE Plan.

All of the severance charges have resulted or will result in cash outflows.

Lamb Weston recognized cumulative (plan inception to February 28, 2016) severance expenses related to the SCAE Plan of $2.9 million, all resulting in cash outflows.

Liabilities recorded for the SCAE Plan and changes therein for the first three quarters of fiscal 2016 were as follows:

	Balance at May 31, 2015	Costs Incurred and Charged to Expense	Costs Paid or Otherwise Settled	Changes in Estimates	Balance at February 28, 2016
Severance	$0.1	$—	$(0.2)	$0.1	$—

5.	NOTES PAYABLE AND LONG-TERM DEBT

During the third quarter of fiscal 2016, Lamb Weston BSW, LLC (see Note 6) issued a $30.0 million promissory note with a financial institution. The note includes a $23.0 million fixed rate loan segment with interest at 4.34% and a $7.0 million variable rate loan segment with interest at LIBOR plus an applicable margin ranging from 1.90% to 2.30%, payable in semi-annual installments through fiscal 2032. The proceeds were used to partially finance the repayment of the LIBOR plus 2.00% term note payable to ConAgra Foods plus accrued interest in the third quarter of fiscal 2016. Lamb Weston BSW also issued a $10 million revolving note with interest at LIBOR plus an applicable margin ranging from 1.75% to 2.00%. As of February 28, 2016, Lamb Weston BSW had no amounts outstanding against this revolving note.

Net interest expense consists of:

	Thirty-nine weeks ended February 28, 2016	Thirty-nine weeks ended February 22, 2015
Long-term debt	$4.1	$4.3
Short-term debt	0.3	0.5
Interest income	(0.1)	(0.2)

	$4.3	$4.6

During the nine months ended February 28, 2016, our Tai Mei Potato (Tai Mei Potato Industry Limited) subsidiary negotiated an increase to an existing credit facility to approximately $38.0 million with a financial institution comprised of an overdraft line and a working capital facility. Borrowings under the facilities bear interest at 85% of the Peoples Bank of China rate (4.35 % at February 28, 2016) and may be prepaid without penalty. ConAgra Foods guarantees the full amount of the subsidiary’s obligations to the financial institution up to the maximum amount of the credit facility. As of February 28, 2016, the total amount borrowed under the facility was approximately $21.8 million.

6.	VARIABLE INTEREST ENTITIES

Variable Interest Entities Consolidated

Lamb Weston holds a 49.99% interest in Lamb Weston BSW, LLC (“Lamb Weston BSW”), a potato processing venture with Ochoa Ag Unlimited Foods, Inc. (“Ochoa”). Lamb Weston provides all sales and marketing services to Lamb Weston BSW. Under certain circumstances, Lamb Weston could be required to compensate Ochoa for lost profits resulting from significant production shortfalls (“production shortfalls”). Commencing on June 1, 2018, or on an earlier date under certain circumstances, Lamb Weston has a contractual right to purchase the remaining equity interest in Lamb Weston BSW from Ochoa (the “call option”). Lamb Weston is currently subject to a contractual obligation to purchase all of Ochoa’s equity investment in Lamb Weston BSW at the option of Ochoa (the “put option”). The purchase prices under the call option and the put option (the “options”) are based on the book value of Ochoa’s equity interest at the date of exercise, as modified by an agreed-upon rate of return for the holding period of the investment balance. The agreed-upon rate of return varies depending on the circumstances under which any of the options are exercised. As of February 28, 2016, the price at which Ochoa had the right to put its equity interest to Lamb Weston was $46.4 million. This amount is presented within other noncurrent liabilities in the Combined Balance Sheets. Lamb Weston has determined that Lamb Weston BSW is a variable interest entity and that Lamb Weston is the primary beneficiary of the entity. Accordingly, Lamb Weston consolidates the financial statements of Lamb Weston BSW.

At May 31, 2015, ConAgra Foods held a promissory note from Lamb Weston BSW with a balance of $36.1 million. The promissory note and accrued interest was repaid in full during the third quarter of fiscal 2016. In addition, as of May 31, 2015, ConAgra Foods provided lines of credit of up to $15.0 million to Lamb Weston BSW, which were terminated in the third quarter of fiscal 2016. The amounts owed by Lamb Weston BSW to Lamb Weston as of May 31, 2015 were not reflected in the Combined Balance Sheets, as they were eliminated in consolidation.

Lamb Weston’s variable interests in Lamb Weston BSW include an equity investment in the venture, the options, certain fees paid to Lamb Weston by Lamb Weston BSW for sales and marketing services, and the contingent obligation related to production shortfalls. Lamb Weston’s maximum exposure to loss as a result of Lamb Weston’s involvement with this venture is equal to Lamb Weston’s equity investment in the venture and the amount, if any, by which the put option exercise price exceeds the fair value of the noncontrolling interest in Lamb Weston BSW upon its exercise. Also, in the event of a production shortfall, Lamb Weston could be required to compensate Ochoa for lost profits. It is not possible to determine the maximum exposure to losses from the potential exercise of the put option or from potential production shortfalls. However, Lamb Weston does not expect to incur material losses resulting from these potential exposures.

Due to the consolidation of this variable interest entity, Lamb Weston reflected the following in the Combined Balance Sheets:

	February 28, 2016	May 31, 2015
Cash and cash equivalents	$2.1	$13.7
Receivables, less allowance for doubtful accounts	0.1	0.2
Inventories	1.7	1.3
Prepaid expenses and other current assets	0.4	0.3
Property, plant and equipment, net	52.3	53.2
Goodwill	18.8	18.8
Brands, trademarks and other intangibles, net	5.4	6.0

Total assets	$80.8	$93.5

Current installments of long-term debt	$0.5	$36.1
Accounts payable	8.9	16.9
Accrued payroll	0.6	0.7
Other accrued liabilities	0.7	0.6
Senior long-term debt, excluding current installments	29.5	—
Other noncurrent liabilities (noncontrolling interest)	30.6	31.3

Total liabilities	$70.8	$85.6

The liabilities recognized as a result of consolidating the Lamb Weston BSW entity do not represent additional claims on Lamb Weston’s general assets. The creditors of Lamb Weston BSW have claims only on the assets of Lamb Weston BSW. The assets recognized as a result of consolidating Lamb Weston BSW are the property of the venture and are not available to Lamb Weston for any other purpose.

Variable Interest Entities Not Consolidated

Lamb Weston also has variable interests in certain other entities that Lamb Weston has determined to be variable interest entities, but for which Lamb Weston is not the primary beneficiary. Lamb Weston does not consolidate the financial statements of these entities.

Lamb Weston holds a 50% interest in Lamb Weston RDO, a potato processing venture. Lamb Weston provides all sales and marketing services to Lamb Weston RDO. Lamb Weston receives a fee for these services based on a percentage of the net sales of the venture. The fees received were $9.3 million and $8.1 million in the first three quarters of fiscal 2016 and 2015, respectively. Lamb Weston reflects the value of Lamb Weston’s ownership interest in this venture in other assets in the Combined Balance Sheets, based upon the equity method of accounting. The balance of Lamb Weston’s investment was $16.0 million and $14.6 million at February 28, 2016 and May 31, 2015, respectively, representing Lamb Weston’s maximum exposure to loss as a result of Lamb Weston’s involvement with this venture. The capital structure of Lamb Weston RDO includes owners’ equity of $32.1 million and term borrowings from banks of $41.1 million as of February 28, 2016. Lamb Weston has determined that they do not have the power to direct the activities that most significantly impact the economic performance of this venture.

7.	GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

The change in the carrying amount of goodwill for the first three quarters of fiscal 2016 was as follows:

	Global Business Unit	Foodservice	Retail	Other	Total
Balance as of May 31, 2015	$76.7	$42.8	$10.9	$4.5	$134.9
Purchase accounting adjustments	0.1	—	—	—	0.1
Currency translation	(1.2)	—	—	—	(1.2)

Balance as of February 28, 2016	$75.6	$42.8	$10.9	$4.5	$133.8

Other identifiable intangible assets were as follows:

	February 28, 2016		May 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizing intangible assets	$18.0	$—	$18.0	$—
Amortizing intangible assets	35.0	12.9	35.1	11.4

	$53.0	$12.9	$53.1	$11.4

Non-amortizing intangible assets are comprised of brands and trademarks.

Amortizing intangible assets are principally composed of customer relationships, licensing arrangements, and intellectual property.

8.	INVENTORIES

The major classes of inventories were as follows:

	February 28, 2016	May 31, 2015
Raw materials and packaging	$135.5	$85.2
Work in process	0.1	—
Finished goods	382.2	378.3
Supplies and other	26.7	24.7

Total	$544.5	$488.2

9.	SHARE-BASED PAYMENTS

For the first three quarters of fiscal 2016 and 2015, Lamb Weston recognized total stock-based compensation expense relating to its employees participating in the ConAgra Foods stock plan (including ConAgra Foods’ common stock options, restricted stock units, and cash-settled restricted stock units) of $6.3 million and $4.5 million, respectively. Compensation expense allocated to Lamb Weston for stock-based compensation arrangements in addition to this direct and incremental expense totaled $2.9 million and $2.3 million for the first three quarters of fiscal 2016 and 2015, respectively.

All stock-based compensation plans are managed on a consolidated basis by ConAgra Foods. Certain costs of these programs have been allocated to Lamb Weston directly based on participation by specific company employees and through indirect cost allocations described in Note 2.

For the first three quarters of fiscal 2016, ConAgra Foods granted 67.8 thousand restricted stock units to employees of Lamb Weston at a weighted average grant date price of $44.55, 102.7 thousand cash-settled restricted stock units at a weighted average grant date price of $44.72, 71.8 thousand stock options at a weighted average exercise price of $43.88, and 6.7 thousand performance shares at a weighted average grant date price of $41.70.

The weighted average Black-Scholes assumptions for stock options granted during the first three quarters of fiscal 2016 were as follows:

Expected volatility (%)	17.86
Dividend yield (%)	2.77
Risk-free interest rate (%)	1.65
Expected life of stock option (years)	4.96

The weighted average value of stock options granted during the first quarter of fiscal 2016 was $5.16 per option based upon a Black-Scholes methodology.

10.	PRE-TAX LOSS AND INCOME TAXES

Income tax expense for the first three quarters of fiscal 2016 and 2015 was $124.2 million and $98.7 million, respectively. The effective tax rate (calculated as the ratio of income tax expense to pre-tax income, inclusive of equity method earnings) was approximately 33.3% and 33.9% for the first three quarters of fiscal 2016 and 2015, respectively.

The amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $4.3 million as of both February 28, 2016 and May 31, 2015. Included in the balance was $1.7 million as of both February 28, 2016 and May 31, 2015, for tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Any associated interest and penalties imposed would affect the tax rate. The gross unrecognized tax benefits excluded related liabilities for gross interest and penalties of $3.0 million and $2.8 million as of February 28, 2016 and May 31, 2015, respectively.

The net amount of unrecognized tax benefits at February 28, 2016 and May 31, 2015 that, if recognized, would impact Lamb Weston’s effective tax rate was $2.3 million and $2.2 million, respectively. Recognition of these tax benefits would have a favorable impact on Lamb Weston’s effective tax rate.

Lamb Weston estimates that it is reasonably possible that the amount of gross unrecognized tax benefits will decrease by up to $0.5 million over the next twelve months due to various federal, state, and foreign audit settlements and the expiration of statutes of limitations.

11.	CONTINGENCIES

In certain limited situations, Lamb Weston will guarantee an obligation of an unconsolidated entity. At the time in which Lamb Weston initially provides such a guarantee, Lamb Weston assesses the risk of financial exposure to Lamb Weston under these agreements. Lamb Weston considers the credit-worthiness of the guaranteed party, the value of any collateral pledged against the related obligation, and any other factors that may mitigate Lamb Weston’s risk. Lamb Weston actively monitors market and entity-specific conditions that may result in a change of Lamb Weston’s assessment of the risk of loss under these agreements.

Lamb Weston is a party to various potato purchase supply agreements with growers, under which they deliver their potato crop from the contracted acres to Lamb Weston during the harvest season, and pursuant to the potato supply agreements, pricing for this inventory is determined after delivery, taking into account crop size and quality, among other factors. Under the terms of such potato supply agreements, Lamb Weston has guaranteed repayment of short-term bank loans of the potato suppliers, under certain conditions. At February 28, 2016, the amount of supplier loans Lamb Weston has effectively guaranteed was $11.5 million. Lamb Weston has not established a liability for these guarantees, as Lamb Weston has determined that the likelihood of Lamb Weston’s required performance under the guarantees is remote.

Under certain other potato supply agreements, Lamb Weston makes advances to growers prior to the delivery of potatoes. The aggregate amount of such advances were $46.7 million and $21.4 million at February 28, 2016 and May 31, 2015, respectively.

Federal income tax credits were generated related to Lamb Weston’s sweet potato production facility in Delhi, Louisiana. Third parties invested in these income tax credits. ConAgra Foods has guaranteed these third parties the face value of the income tax credits over their statutory lives, through fiscal 2017, in the event that the income tax credits are recaptured or reduced. The face value of the income tax credits was $26.7 million as of February 28, 2016. ConAgra Foods believes the likelihood of recapture or reduction of the income tax credits is remote, and therefore ConAgra Foods has not established a liability in connection with these guarantees.

Lamb Weston holds a 50% interest in Lamb-Weston/Meijer, V.O.F. (“Lamb Weston Meijer”), a Netherlands joint venture, headquartered in the Netherlands, that manufactures and sells frozen potato products principally in Europe. Lamb Weston and our partner are jointly and severally liable for all legal liabilities of Lamb Weston Meijer. As of February 28, 2016 and May 31, 2015, the total liabilities of Lamb Weston Meijer were $149.4 million and $129.1 million, respectively. Lamb Weston Meijer is well capitalized, with partners’ equity of $264.4 million and $255.9 million as of February 28, 2016 and May 31, 2015, respectively. Lamb Weston has not established a liability on our balance sheets for the obligations of Lamb Weston Meijer, as Lamb Weston has determined the likelihood of any required payment by Lamb Weston to settle such liabilities of Lamb Weston Meijer is remote.

After taking into account liabilities recognized for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on our financial condition, results of operations, or liquidity. It is reasonably possible that a change in one of the estimates of the foregoing matters may occur in the future. Costs of legal services associated with the foregoing matters are recognized in earnings as services are provided.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

Lamb Weston’s operations are exposed to market risks from adverse changes in commodity prices affecting the cost of raw materials and energy, foreign currency exchange rates, and interest rates. In the normal course of business, these risks are managed through a variety of strategies, including the use of derivatives.

Commodity and commodity index futures and option contracts are used from time to time to economically hedge commodity input prices on items such as natural gas, vegetable oils, packaging materials, and electricity. Generally, Lamb Weston economically hedges a portion of Lamb Weston’s anticipated consumption of commodity inputs for periods of up to 36 months. Lamb Weston, through its Parent, may enter into longer-term economic hedges on particular commodities, if deemed appropriate. As of February 28, 2016, ConAgra Foods had economically hedged certain portions of Lamb Weston’s anticipated consumption of commodity inputs using derivative instruments with expiration dates through October 2016.

In order to reduce exposures related to changes in foreign currency exchange rates, ConAgra Foods enters into forward exchange, option, or swap contracts on behalf of Lamb Weston from time to time for transactions denominated in a currency other than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory and capital equipment, sales of finished goods, and future settlement of foreign-denominated assets and liabilities. As of February 28, 2016, ConAgra Foods had economically hedged certain portions of Lamb Weston’s foreign currency risk in anticipated transactions using derivative instruments with expiration dates through December 2016.

Economic Hedges of Forecasted Cash Flows

Many of Lamb Weston’s derivatives do not qualify for, and Lamb Weston does not currently designate certain commodity derivatives to achieve, hedge accounting treatment. Lamb Weston reflects realized and unrealized gains and losses from derivatives used to economically hedge anticipated commodity consumption in earnings immediately within cost of goods sold.

Economic Hedges of Fair Values—Foreign Currency Exchange Rate Risk

Lamb Weston may use options and cross currency swaps to economically hedge the fair value of certain monetary assets and liabilities (including intercompany balances) denominated in a currency other than the functional currency. These derivatives are marked-to-market with gains and losses immediately recognized in selling, general and administrative expenses. These substantially offset the foreign currency transaction gains or losses recognized as values of the monetary assets or liabilities being economically hedged change.

All derivative instruments are recognized on the Unaudited Combined Balance Sheets at fair value (refer to Note 14 for additional information related to fair value measurements). The fair value of derivative assets is recognized within prepaid expenses and other current assets, while the fair value of derivative liabilities is recognized within other accrued liabilities. In accordance with generally accepted accounting principles, Lamb Weston offsets certain derivative asset and liability balances where master netting agreements provide for legal right of setoff.

Derivative assets and liabilities were reflected in Lamb Weston’s Unaudited Combined Balance Sheets as follows:

	February 28, 2016	May 31, 2015
Prepaid expenses and other current assets	$2.0	$3.4
Other accrued expenses	0.8	—

The following table presents Lamb Weston’s derivative assets and liabilities, at February 28, 2016, on a gross basis, prior to the setoff of $0.4 million where legal right of setoff existed:

	Derivative Assets		Derivative Liabilities
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity contracts	Prepaid expenses and other current assets	$2.0	Other accrued liabilities	$1.2
Foreign exchange contracts	Prepaid expenses and other current assets	0.4	Other accrued liabilities	—

Total derivatives		$2.4		$1.2

The following table presents Lamb Weston’s derivative assets and liabilities, at May 31, 2015, on a gross basis, prior to the setoff of $0.4 million where legal right of setoff existed:

	Derivative Assets		Derivative Liabilities
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity contracts	Prepaid expenses and other current assets	$3.8	Other accrued liabilities	$0.4

The location and amount of gains (losses) from derivatives not designated as hedging instruments in Lamb Weston’s Unaudited Combined Statements of Earnings were as follows:

	For the Thirty-nine weeks ended February 28, 2016
Derivatives Not Designated as Hedging Instruments	Location in Combined Statement of Earnings of Gain (Loss) Recognized on Derivatives	Amount of Gain (Loss) Recognized on Derivatives in Combined Statement of Earnings
Commodity contracts	Cost of goods sold	$(7.4)
Foreign exchange contracts	Selling, general and administrative expense	0.4

Total loss from derivative instruments not designated as hedging instruments		$(7.0)

	For the Thirty-nine weeks ended February 22, 2015
Derivatives Not Designated as Hedging Instruments	Location in Combined Statement of Earnings of Gain (Loss) Recognized on Derivatives	Amount of Gain (Loss) Recognized on Derivatives in Combined Statement of Earnings
Commodity contracts	Cost of goods sold	$(9.9)
Foreign exchange contracts	Selling, general and administrative expense	1.1

Total loss from derivative instruments not designated as hedging instruments		$(8.8)

As of February 28, 2016, Lamb Weston’s open commodity contracts had a notional value (defined as notional quantity times market value per notional quantity unit) of $33.9 million and $2.1 million for purchase and sales contracts, respectively. As of May 31, 2015, Lamb Weston’s open commodity contracts had a notional value of $58.4 million and $20.7 million for purchase and sales contracts, respectively. The notional amount of Lamb Weston’s foreign currency forward contracts as of February 28, 2016 was $9.8 million.

ConAgra Foods enters into certain commodity and foreign exchange derivatives with a diversified group of counterparties on behalf of Lamb Weston. ConAgra Foods continually monitors Lamb Weston’s positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. These transactions may expose Lamb Weston to potential losses due to the risk of nonperformance by these counterparties. Lamb Weston has not incurred a material loss due to nonperformance in any period presented and does not expect to incur any such material loss. ConAgra Foods also enters into futures and options transactions on behalf of Lamb Weston through various regulated exchanges.

At February 28, 2016, the maximum amount of loss due to the credit risk of the counterparties, had the counterparties failed to perform according to the terms of the contracts, was $0.9 million.

13.	PENSION BENEFITS

ConAgra Foods offers plans that are shared amongst its businesses, including Lamb Weston. In these cases, the participation of Lamb Weston employees in these plans is reflected in these financial statements as though Lamb Weston participates in a multiemployer plan with ConAgra Foods. A proportionate share of the cost is reflected in these Combined Financial Statements. Assets and liabilities of such plans are retained by ConAgra Foods. Further information on the ConAgra Foods plan is discussed in ConAgra Foods’ Annual Report on Form 10-K for the year ended May 31, 2015.

During the three quarters ended fiscal 2016, Lamb Weston recorded a gain of $17.7 million for the settlement of a pension plan of an international potato venture.

14.	FAIR VALUE MEASUREMENTS

FASB guidance establishes a three-level fair value hierarchy based upon the assumptions (inputs) used to price assets or liabilities. The three levels of inputs used to measure fair value are as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities,

Level 2—Observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets, and

Level 3—Unobservable inputs reflecting Lamb Weston’s own assumptions and best estimate of what inputs market participants would use in pricing the asset or liability.

The fair values of Lamb Weston’s Level 2 derivative instruments were determined using valuation models that use market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent commodity and foreign currency option and forward contracts, interest rate swaps, and cross-currency swaps.

The following table presents Lamb Weston’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of February 28, 2016:

	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$1.1	$0.9	$—	$2.0
Deferred compensation assets	3.0	—	—	3.0

Total assets	$4.1	$0.9	$—	$5.0

Liabilities:
Derivative liabilities	$—	$0.8	$—	$0.8
Deferred compensation liabilities	6.9	—	—	6.9

Total liabilities	$6.9	$0.8	$—	$7.7

The following table presents Lamb Weston’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of May 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$2.3	$1.1	$—	$3.4
Deferred compensation assets	0.9	—	—	0.9

Total assets	$3.2	$1.1	—	$4.3

Liabilities:
Deferred compensation liabilities	$6.5	$—	$—	$6.5

Total liabilities	$6.5	$—	$—	$6.5

Certain assets and liabilities, including long-lived assets, goodwill, asset retirement obligations, and cost and equity investments are measured at fair value on a nonrecurring basis. There were no significant fair value measurement losses recognized for such assets and liabilities in the periods reported.

The carrying amount of long-term debt (including current installments) was $118.2 million as of February 28, 2016 and $125.7 million as of May 31, 2015, which approximates its fair value (level 2 liabilities).

15.	PARENT COMPANIES’ INVESTED EQUITY

The following tables present a reconciliation of Parent Companies’ Invested Equity accounts for the thirty-nine weeks ended February 28, 2016 and February 22, 2015:

	Parent Companies Equity Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Companies’ Invested Equity
Balance at May 31, 2015	$1,362.6	$(5.1)	$1,357.5

Currency translation adjustment		(9.4)	(9.4)
Net transactions with parent company	(112.8)		(112.8)
Activities of noncontrolling interest	(4.4)		(4.4)
Pension benefits		1.4	1.4
Net income	242.7		242.7

Balance at February 28, 2016	$1,488.1	$(13.1)	$1,475.0

	Parent Companies Equity Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Companies’ Invested Equity
Balance at May 25, 2014	$1,244.3	$20.7	$1,265.0

Currency translation adjustment		(26.5)	(26.5)
Net transactions with parent company	0.7		0.7
Activities of noncontrolling interest	(1.3)		(1.3)
Pension benefits		2.9	2.9
Net income	184.4		184.4

Balance at February 22, 2015	$1,428.1	$(2.9)	$1,425.2

16.	BUSINESS SEGMENTS AND RELATED INFORMATION

We report our operations in four reporting segments: Global, Retail, Foodservice, and Other.

The Global reporting segment includes branded and private label frozen potato products sold in North America and International markets. The segment includes the top 100 North America based restaurant chains and international customers comprised of global & regional chains, foodservice distributors and retailers. The segment’s product portfolio includes frozen potatoes, sweet potatoes, vegetables and appetizers sold under the Lamb Weston brand, as well as many custom labels.

The Retail reporting segment includes consumer facing retail branded and private label frozen potato products, which are sold primarily to grocery, mass merchants, club, and specialty retailers. The segment’s primary food items include: frozen potato and sweet potato items which are sold under retailer’s own brands and other licensed equities such as Alexia® and the brand names of major North American restaurant chains. The Foodservice reporting segment includes branded and private label frozen potato sales throughout the United States and Canada. The primary food items include: frozen potato, sweet potato, commercial ingredients and appetizer items which are sold primarily to commercial distributors, regional chains, independent restaurants, and non-commercial channels. The branded items are sold under the Lamb Weston® brand across all foodservice channels. The Other reporting segment primarily includes Equity Earnings from Lamb Weston’s Joint Ventures with Lamb Weston Meijer and Lamb Weston RDO along with the Vegetable and Dairy business. We do not aggregate operating segments when determining our reporting segments.

	Thirty-nine Weeks Ended February 28, 2016	Thirty-nine Weeks Ended February 22, 2015
Net sales
Global	$1,152.5	$1,084.1
Foodservice	691.4	668.4
Retail	278.0	261.2
Other	94.9	91.0

Total net sales	$2,216.8	$2,104.7
Product contribution margin
Global	$219.9	$180.0
Foodservice	182.7	172.0
Retail	51.8	35.1
Other	12.9	14.7

Total product contribution margin	$467.3	$401.8

Equity method investment earnings	$56.3	$27.7

Total product contribution margin plus equity method investment earnings	$523.6	$429.5

Other selling, general and administrative expenses	$145.9	$134.1
Interest expense, net	4.3	4.6
Income tax expense	124.2	98.7

Net income	$249.2	$192.1
Less: Net income attributable to noncontrolling interests	6.5	7.7

Net Income attributable to Lamb Weston	$242.7	$184.4

Assets by Segment

The manufacturing assets of Lamb Weston are shared across all reporting segments. Output from these facilities used by each reporting segment can change from fiscal year to fiscal year. Therefore, it is impracticable to allocate those assets to the reporting segments, as well as disclose total assets by segment.

Other Information

Lamb Weston’s largest customer, McDonald’s Corporation, accounted for approximately 12% of consolidated net sales in the first three quarters of both fiscal 2016 and 2015.

17.	CONAGRA FOODS PLANNED SPINOFF OF LAMB WESTON

On November 18, 2015, ConAgra Foods announced its plans to separate into two public companies, Conagra Brands and Lamb Weston. The transaction is expected to be structured as a spinoff of the Lamb Weston business, tax free to ConAgra Foods and its shareholders, in the fall of calendar 2016.